The Mellon Funds

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Balanced Fund

SEMIANNUAL REPORT   February 28, 2006

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

- Not FDIC-Insured
- Not Bank-Guaranteed
- May Lose Value

The Funds



LETTER FROM
THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for The Mellon Funds, covering the six-month period from September 1, 2005, through February 28, 2006. Inside, you'll find important information about how each fund was managed during the reporting period.

Despite a relatively choppy market environment for most stocks over the past six months, several major indices posted solid gains, with a popular barometer of large-cap stocks achieving levels not seen in nearly five years. Investors recently have responded more positively to better-than-expected corporate earnings and the U.S. economy has continued to grow at a moderate pace even after fourteen interest-rate hikes and the disruptions of last fall's Gulf Coast hurricanes. In addition, energy prices generally have retreated from their post-Katrina peak, helping to ease inflation concerns, and more investors seem to be anticipating the end of the Federal Reserve's credit-tightening campaign.

International stocks generally continued to outpace most U.S. markets over the past six months. We believe equity valuations in many markets have remained attractive relative to local interest rates. In Europe, for example, bond yields have remained low in a struggling regional economy, prompting investors to turn to stocks for potentially higher returns. In Japan, signs of a long-awaited economic recovery may have begun to boost investor confidence in the growth potential of domestic companies. Finally, the emerging markets of Asia, Latin America and Eastern Europe have continued to benefit from robust global demand for exports of natural resources and manufactured goods.

While overall market sentiment appears to have improved, investors have remained more interested in smaller companies with higher growth rates, particularly as the stocks of very large companies have continued to lag most averages. Midcap stocks produced the highest returns of any capitalization range over the reporting period, followed closely by small-cap stocks. As a result, a number of the market's well-known, multinational blue-chip stocks ended the reporting period at valuations below their historical averages.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2006



DISCUSSION OF
FUND PERFORMANCE

Michael D. Weiner, Portfolio Manager

How did Mellon Large Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares produced a total return of 5.80% while its Investor shares produced a total return of 5.56%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 5.92% for the same period.[2]

We attribute these results to continuing U.S. and global economic growth, which was driven by robust industrial demand, high levels of mergers-and-acquisitions activity and surprising strength in the consumer sector. The fund's returns fell slightly short of the benchmark, with relatively strong performance in the consumer discretionary, materials and financial sectors offset by weaker returns in the health care, technology and industrials sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;

- *Growth,* in this case the sustainability or growth of earnings; and

- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management.

We also attempt to manage the risks by diversifying across companies and industries. The fund is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P 500 Index.

What other factors influenced the fund's performance?

The market environment was choppy for much of the reporting period due primarily to concerns that steep energy prices and rising interest rates might rekindle inflationary pressures. However, investor confidence improved during the final two months of 2005 when energy prices moderated and investors began to anticipate an end to the Federal Reserve Board's moves toward higher short-term interest rates. In addition, despite high levels of consumer debt, expensive fuel prices and rising mortgage rates, consumer confidence remained surprisingly strong. These factors generally supported stock prices during the reporting period.

The fund produced higher returns in the consumer discretionary sector than the benchmark did, primarily due to strong individual stock selections among specialty retailers, such as Starbucks, Chico's FAS, Best Buy and Aeropostale. Relatively strong returns from media holdings, such as Time Warner and News Corp., further bolstered consumer discretionary returns, as did the fund's avoidance of automobile-related stocks. However, investments in consumer-oriented Internet companies, such as eBay, slightly undermined the fund's performance.

The fund also outperformed its benchmark in the financials and materials sectors. Among financial stocks, we avoided banks that we considered sensitive to changing interest rates, focusing instead on companies positioned to benefit from higher levels of mergers-and-acquisitions activity, security issuance and stock trading. Stocks which helped the fund's performance included Lehman Brothers Holdings, Goldman Sachs Group and Bear Stearns Cos. In the materials sector, we concentrated on metals and mining companies, such as Inco Ltd and Freeport-McMoRan Copper & Gold, which rose on the strength of robust industrial demand from China and other rapidly expanding economies worldwide.

On the other hand, the fund's returns relative to the benchmark were constrained by comparatively weak results in the industrials, technology and health care sectors. In the industrials sector, the fund's performance suffered from its lack of exposure to railroads and the recovering airline industry. Returns also were hurt by the fund's position in travel and real estate conglomerate Cendant, which declined in the wake of an announced corporate restructuring involving a break-up of the company. In the technology sector, individual holdings Dell and Symantec slightly undermined the fund's relative performance due to company-specific issues, while declines in biotechnology leader Amgen were responsible for the fund's lagging returns in the health care sector.

What is the fund's current strategy?

We have continued to employ our longstanding strategy of focusing on well-managed companies that, in our judgment, are positioned to take market share in an increasingly competitive business environment. As of the end of the reporting period, we have continued to position the fund to benefit from high oil and gas prices, constrained energy supplies and robust industrial demand from the developing world. In particular, we have emphasized holdings among energy exploration and production companies, oil service providers, metals and mining concerns, and industrial machinery producers. Among consumer-oriented companies, we have found what we believe to be attractive investment opportunities among specialty retailers likely to benefit from ongoing strength in consumer spending.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*



DISCUSSION OF FUND PERFORMANCE

D. Gary Richardson, Portfolio Manager

How did Mellon Income Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares produced a total return of 5.98%, and its Investor shares produced a total return of 5.92%.[1] In comparison, the Russell 1000 Value Index, the fund's benchmark, provided a total return of 7.33%.[2]

During the reporting period, inflation remained largely in check, and corporate earnings generally matched or exceeded investors' expectations. While rising interest rates and high energy prices hindered the market's rise to a degree, positive economic factors generally outweighed negative ones in determining overall investor sentiment. The fund participated in most of the market's gains, but company-specific disappointments among a small number of holdings, together with an underweighted position in the financial sector, caused its returns to fall short of the benchmark's.

What is the fund's investment approach?

The fund seeks total return consisting of capital appreciation and income. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to invest primarily in dividend-paying stocks. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Because the fund seeks to invest primarily in dividend-paying stocks, it generally emphasizes stocks with value characteristics, although it may also purchase growth stocks.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings; and

- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold. We also attempt to manage the risks by diversifying broadly across companies and industries, limiting the potential adverse impact of any one stock or industry on the overall portfolio. In an attempt to earn higher yields, the fund may at times overweight certain sectors.

We note that, on or about June 8, 2006, the fund's current investment policy to invest primarily in dividend-paying stocks will become less restrictive by modifying it to require that the fund seek to focus on dividend-paying stocks and other investments and investment techniques that provide income.

What other factors influenced the fund's performance?

While the market's gains were relatively modest during the reporting period, they proved to be broadly based, with most industry groups generating positive returns. The fund matched or exceeded the benchmark's results in the health care and technology sectors due to the success of our individual stock selections. In the health care sector, several new and expanded positions, such as pharmaceutical companies GlaxoSmithKline and Pfizer, contributed significantly to the fund's performance. Returns also were supported by some long-standing health care holdings, such as insurer Aetna and consumer health products maker Wyeth, which more than made up for disappointing returns from Eli Lilly & Co. Within the technology sector, a growing number of companies initiated or increased dividend payments, expanding the number of companies that we might consider when choosing portfolio holdings and bolstering returns. Technology companies that helped the fund's performance included semiconductor manufacturers Microchip Technology and Intersil, cell phone equipment maker Nokia, information services provider Automatic Data Processing and computer hardware producer Hewlett-Packard.

Other sectors provided generally mixed performance. For example, among materials stocks, the fund focused on chemical suppliers and developers, such as Monsanto, Olin, and Air Products and Chemicals, which delivered attractive total returns. However, metal producers, which the fund generally avoided, produced even greater gains on average. As a result, the fund's performance proved slightly more modest than that of the benchmark in the materials sector. In the financials sector, the fund benefited from holdings such as industrial real estate developer ProLogis and brokerage firm Merrill Lynch & Co., which helped compensate for relative weakness in Bank of America. However, concerns over rising interest rates led us to allocate a smaller percentage of the fund's assets than its benchmark to the financial sector, a move that undermined its relative performance. Finally, the fund's investment in mobile communications firm Vodafone Group suffered in the wake of negative earnings announcements, while another significant holding, General Electric, was hurt by its steady but relatively modest earnings outlook.

What is the fund's current strategy?

In light of rising valuations, as of the end of the reporting period we have reduced the fund's exposure to energy and tobacco stocks, two areas that have performed well during recent reporting periods. The fund's weightings in both areas currently are roughly equal to the benchmark's. We have continued to allocate a relatively high percentage of assets to the health care sector due to what we believe are attractive valuations among large-cap pharmaceutical companies and long-term demographic trends toward an aging population. By contrast, we have maintained the fund's underweighted position in the financials sector due to recent interest-rate trends. However, we continue to monitor announcements of the Federal Reserve Board and its new chairman, Ben Bernanke, for indications of possible shifts in monetary policy.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*



DISCUSSION OF FUND PERFORMANCE

James C. Wadsworth, Portfolio Manager

How did Mellon Mid Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund produced total returns of 12.85% for its Class M shares, 12.77% for its Investor shares and 12.38% for its Dreyfus Premier shares.[1] In comparison, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 9.35% for the same period.[2]

Despite the potentially eroding effects of rising interest rates and high energy prices, corporate profits remained relatively robust, helping to support prices of midcap stocks. The fund produced higher returns than its benchmark, primarily due to the success of our stock selection strategy in nine out of 10 market sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midcap domestic companies, whose market capitalizations generally range between $1 billion and $10 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within each industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities, drawing on a variety of sources, including internal analysts and external Wall Street research. Finally, we use portfolio construction techniques to manage sector and industry risks. Our goal is to keep those risks at levels that are similar to those of the S&P 400 Index. For example, if the S&P 400 Index has a 10% weighting in a particular sector, about 10% of the fund's assets will also normally be invested in that sector.

What other factors influenced the fund's performance?

Despite rising short-term interest rates and high energy prices, the U.S. economy continued to expand with few signs of inflation, supporting business conditions in a wide variety of industry groups. At the same time, large companies flush with cash have begun to acquire or merge with smaller companies that complement their businesses or have the potential to boost earnings. As a result, midcap stocks continued to gain value over the reporting period, posting higher returns than most large-cap stocks.

The fund achieved good relative returns in all but one of the benchmark's industry groups. The industrials, financials and consumer discretionary sectors produced particularly strong contributions to the fund's relative performance. In the industrials sector, stocks that helped the fund's performance included metals and mining companies that were positioned to satisfy rising demand from China and India. For example, mining equipment manufacturers Terex and Joy Global also posted strong gains as demand for their products rose along with commodity prices. The fund also received strong contributions from engineering and construction company Shaw Group, which benefited from the rebuilding effort in the Gulf Coast after Hurricane Katrina.

The fund's holdings in the financials sector benefited from strength in the shares of Chicago Mercantile Exchange, the largest U.S. futures exchange, amid higher levels of trading activity. Greater market activity also benefited TD Ameritrade Holdings, a provider of investment services to individuals, and Jefferies Group, an institutional brokerage firm.

In the consumer discretionary sector, Chicos FAS, a retailer of women's apparel, proved to be resistant to factors, including high gasoline prices, that eroded sales at lower-end retailers. Other significant contributors to the fund's performance over the reporting period included coal producer Peabody Energy, biotechnology company Cephalon, and Sandisk, the world's largest supplier of flash storage cards to the technology sector.

Although the utilities sector produced generally flat returns over the reporting period, disappointing stock selections detracted from the fund's relative performance. Shares of Westar Energy declined when the energy producer was unable to raise its rates, and Questar Corp. lost value as natural gas prices moderated. Other individual disappointments included health care facilities operator LifePoint Hospitals, semiconductors manufacturer International Rectifier and retailer Aeropostale.

What is the fund's current strategy?

We have maintained our generally sector-neutral strategy, which strives to add value through "bottom-up" stock selection. We recently found a number of opportunities that we believe are attractive in the energy sector, where supply-and-demand dynamics remain favorable for suppliers of coal, gas and oil. In the industrials sector, we have focused on engineering and construction companies benefiting from the repair of facilities along the Gulf Coast. In our view, holdings such as these position the fund for further participation in the growth potential of midsize companies.

March 15, 2006

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[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*



DISCUSSION OF
FUND PERFORMANCE

Dwight Cowden, Portfolio Manager

How did Mellon Small Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares produced a total return of 8.73%, and its Investor shares produced a total return of 8.59%.[1] In comparison, the fund's benchmark, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), produced a total return of 8.92% for the same period.[2]

Despite steadily rising short-term interest rates, a strong U.S. and global economic environment continued to drive commodities prices higher, and intensifying mergers-and-acquisitions activity kept investors excited about the prospects of small-cap companies. The fund's returns fell slightly short of the benchmark, primarily due to earnings disappointments in the information technology sector that impacted fund holdings in that sector.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small capitalization companies whose market capitalizations generally range between $100 million and $3 billion at the time of purchase. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* which measures the sustainability and rate of growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, we examine the fundamentals of the higher-ranked securities. Using these insights, we select what we believe are the most attractive securities identified by the model. Finally, we use portfolio construction techniques to manage sector and industry risks. We attempt to keep those risks at levels that are similar to those of the S&P 600 Index. For example, if the S&P 600 Index has a 10% weighting in a particular sector, about 10% of the fund's assets will also normally be invested in that sector.

What other factors influenced the fund's performance?

As they have for nearly six years, returns of small-cap stocks continued to outpace those of large-cap stocks during the reporting period. Investor sentiment has been supported by a steadily growing economy, low inflation and an increase in mergers-and-acquisitions activity. The materials and industrials sectors were by far the best performing areas of the market for the reporting period, as rising commodity prices and strong industrial demand created an environment of strong earnings growth.

October was the only month during the reporting period in which the fund did not outperform the S&P 600 Index. October's lagging relative performance was caused mainly by several earnings shortfalls in the information technology sector. Nonetheless, information technology stocks produced the fund's highest absolute returns for the reporting period overall. Wireless communications semiconductor maker Atheros Communications reported positive earnings driven by higher margins and multiple new product cycles. Diversified high-technology manufacturer Advanced Energy Industries benefited from rising sales of flat-panel displays and an improved cost structure as it moved manufacturing to China. Investors anticipated that new products from integrated-circuits producer Silicon Laboratories and graphics-card maker ATI Technologies would benefit their revenues and margin growth.

In the health care sector, an overweighted position in biotechnology stocks and individual holdings in Abgenix and Psychiatric Solutions helped the fund's relative performance. Abgenix shares rose when biotechnology leader Amgen announced that it would acquire the developer of antibody therapeutics at a significant premium, while Psychiatric Solutions was rewarded for making acquisitions of smaller psychiatric hospitals.

In the industrials sector, employment agency Monster Worldwide was well-positioned in an improved labor market, while waste management company Allied Waste benefited from renewed pricing power and growing cash flows. Capital goods companies Terex Corporation and WESCO International saw their shares rebound after accounting concerns eased and commercial construction markets recovered, respectively.

On the other hand, the fund suffered disappointments in the energy sector, where coal producer Massey Energy experienced operational difficulties and Remington Oil & Gas suffered hurricane-related damage in the Gulf of Mexico. In the materials sector, the fund's light exposure to the steel industry undermined its relative performance, and consumer staples holding Cott Corp., a beverage producer, missed earnings expectations due to competitive pressures and higher packaging costs.

What is the fund's current strategy?

While we generally have maintained a sector-neutral strategy, we recently have found a number of investment opportunities in the health care sector, where we believe biotechnology companies appear poised either for growth or acquisitions by larger pharmaceutical manufacturers. Among technology companies, we believe Internet-related businesses and telecommunications equipment providers appear to have sizable growth potential. In the materials sector, continued global growth could benefit metals and mining-related stocks. Conversely we have found relatively few stocks meeting our bottom-up criteria in the consumer discretionary and financials sectors.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*



DISCUSSION OF
FUND PERFORMANCE

D. Kirk Henry and Remi J. Browne,
Portfolio Managers

How did Mellon International Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares produced a total return of 12.87%, and its Investor shares produced a total return of 12.71%.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 15.14% for the same period.[2]

We attribute the international market's return to a growing global economy, in which gains were achieved across a relatively broad array of industry groups. However, the fund's returns fell short of the benchmark, primarily due to some disappointing stock selections in France, Japan and Canada.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers.

Since June 30, 2005, the fund generally invests most of its cash inflows (purchases of fund shares and reinvested distributions) in accordance with a core investment style under the direction of the fund's co-primary portfolio manager, Remi J. Browne. A significant portion of the fund's assets continue to be managed in accordance with the value-oriented investment style under the direction of the fund's other co-primary portfolio manager, D. Kirk Henry. The allocation of cash inflows and outflows will be at the discretion of the investment adviser depending on the circumstances; however, under normal circumstances, generally between 90% to 100% of cash inflows will be allocated to the core investment style. We believe that by implementing a core investment style with respect to such

assets, the fund may take advantage of investment opportunities in international markets that may not fall within the value-oriented investment style previously employed for the fund's entire portfolio.

Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style is invested in equity securities of companies located in the foreign countries represented in the MSCI EAFE Index and Canada.

The fund continues to invest in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a "bottom-up" investment approach which emphasizes individual stock selection.

The fund's investment approach for the portion of the fund using the value-oriented investment style is research-driven and risk-averse. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors: value, business health and business momentum.

What other factors influenced the fund's performance?

Shortly after the reporting period began, the international equity markets generally declined due to investors' concerns that corporate earnings and global economic growth might slow. In Europe, equity markets also fell as inflation fears intensified. However, negative investor sentiment proved to be short-lived, as stocks in Italy and France rallied when a rise in mergers-and-acquisitions activity appeared likely to unlock shareholder value in a number of industry groups. In Germany, ongoing corporate restructuring efforts and strong export activity also resulted in stock market gains. Japan's equity markets posted especially strong gains as the domestic economy recovered in the wake of long-awaited reforms to the nation's banking system.

Some of the larger contributors to the fund's performance for the reporting period occurred in its holdings in the United Kingdom, where retailer Marks & Spencer Group's new CEO announced a restructuring plan that is expected to improve corporate profitability. The stock price of airport operator BAA increased sharply on takeover speculation. M&A activity also benefited a number of the fund's holdings in Italian banks, including Unicredito and Banco Popolare di Verona e Novara. Benetton Group, the Italian clothing maker, boosted its stock price by moving its manufacturing to lower-cost regions. The fund's financials holdings in the Netherlands fared well due to favorable interest rates and strong international equity markets. Among Dutch financial services providers, insurer Aegon, insurance and banking company Fortis and retail and investment banker ABN AMRO each contributed to the fund's positive performance.

On the other hand, the fund's performance was hindered by some of its holdings in France, Japan and Canada. Disappointments included the fund's relatively heavy exposure to France Telecom, which was weak due to increased competitive pressure on its fixed line business in France and Poland from wireless substitution and voice-over-internet alternatives. French consumer electronics and media conglomerate Thomson reported inconsistent earnings after a shift in the firm's business mix. In Japan, the fund's relative performance was hurt by its lack of exposure to Toyota Motor, which benefited from its sales of hybrid vehicles. In contrast to the otherwise strong-performing Japanese banks, Takefuji and Aiful detracted from the fund's performance after coming under regulatory scrutiny over their maximum allowable sub-prime lending rates. Finally, the fund's relative performance was hindered by its limited exposure to Canadian oil and gas companies.

What is the fund's current strategy?

As of the end of the reporting period, we have seen what we believe to be continuing signs of broader equity market gains beyond the energy and mining stocks that led the international markets' advances in 2005. For example, paper stocks, which were laggards for the majority of 2005, appear to be recovering from previously depressed earnings. Chemical stocks, which had been saddled by higher fuel input costs, also began to rebound as oil prices moderated. We have been encouraged by this broad-based recovery, in which our bottom-up approach has continued to find opportunities among individual companies that appear to us to be attractively valued relative to their growth prospects.

March 15, 2006

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[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*



DISCUSSION OF
FUND PERFORMANCE

D. Kirk Henry and Remi J. Browne,
Portfolio Managers

How did Mellon Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares produced a total return of 24.59%, and the fund's Investor shares produced a total return of 24.39%.[1] In comparison, the Morgan Stanley Capital International Emerging Markets Index ("MSCI EM Index"), the fund's benchmark, provided a total return of 30.23% for the same period.[2]

We attribute the reporting period's strong returns to rising global demand for natural resources, including oil and gas, produced by many developing nations. The fund's returns fell short of the benchmark, mainly due to disappointing stock selections in India and the fund's lack of exposure to several stocks in the benchmark trading at what we believed were relatively high valuations.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets.

Since June 30, 2005, the fund generally invests most of its cash inflows (purchases of fund shares and reinvested distributions) in accordance with a core investment style under the direction of the fund's co-primary portfolio manager, Remi J. Browne. A significant portion of the fund's assets continue to be managed in accordance with the value-oriented investment style under the direction of the fund's other co-primary portfolio manager, D. Kirk Henry. The allocation of cash inflows and outflows will be at the discretion of the investment adviser depending on the circumstances; however, under normal circumstances, generally between 90% to 100% of cash inflows will be allocated to the core investment style. We believe that by implementing a core investment style with respect to such assets, the fund may take advantage of investment opportunities in emerging markets that may not fall within the value-oriented investment style previously employed for the fund's entire portfolio.

Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style are invested in equity securities of companies located in the foreign countries represented in the MSCI EM Index.

The fund will continue to invest in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a "bottom-up" investment approach which emphasizes individual stock selection.

When choosing stocks for the portion of the fund using value-oriented investment style, we use a research-driven and risk-adverse approach. We identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, we focus on three key factors: value, business health and business momentum.

What other factors influenced the fund's performance?

The emerging markets continued to produce strong returns during the reporting period. South Korea's market was supported by an accommodative monetary policy that has helped revive local spending. For example, strong consumer electronic sales during the holiday season helped boost prices of South Korea's information technology stocks. Oil exporters in Russia and Brazil benefited from robust global demand for industrial commodities, as did metals and mining stocks in

South Africa. In China, global demand for low-cost manufacturing and higher levels of domestic consumer spending have helped propel its stock market higher.

The fund achieved especially attractive results in Russia, Chile and Israel. In Russia, major oil and gas companies LUKOIL and Gazprom posted especially strong returns after the government eliminated Gazprom's 20% foreign ownership ceiling. The fund also benefited from its position in Russia's Novolipetsk Iron Steel, which produces a variety of steel products for domestic consumption and exports. In Chile and Israel, two smaller areas of investment for the fund, bank stocks contributed positively to the fund's relative performance, including Chile's Banco Santander and Israel's Bank Leumi and Bank Hapoalim.

Not surprisingly, the energy sector ranked as the fund's top performing industry group for the reporting period. In addition to Russian energy stocks, the fund received attractive returns from Brazil's Petrobras. Consumer discretionary stocks also fared well, as a growing middle class helped bolster consumer spending in many emerging market countries. Strong performers among Brazil's consumer discretionary companies included textile firm Coteminas and women's footwear company Grendene. Several consumer stocks in South Korea also posted favorable returns, including LG Electronics, Kia Motors and Hyundai Department Stores.

On the other hand, the fund's relative performance was hindered by disappointing stock selections in India, where we focused on state-owned oil refiners and fixed-line telephone operators at a time when industrial stocks produced better returns. The fund's results also were undermined by its lack of exposure to a Mexican mobile telephone company and a Brazilian diversified mining firm, both of which are part of the MSCI EM Index but which we believed were too richly valued to meet our investment criteria.

What is the fund's current strategy?

As of the end of the reporting period, we believe that many of the emerging markets remain attractively valued. However, after three years of generally solid gains, investment performance over the near term may be determined more by individual stocks than broader investment themes. We recently have found a number of opportunities in Taiwan, which has confronted competition from mainland China by taking advantage of low-cost labor through outsourcing. We also have added to the fund's holdings in Chile's financials sector, where we believe higher interest rates could trigger a rebound in the banking sector.

March 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*



DISCUSSION OF
FUND PERFORMANCE

Michael D. Weiner and Lawrence R. Dunn,
Portfolio Managers

How did Mellon Balanced Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares produced a total return of 6.01% while its Investor shares produced a total return of 5.94%.[1] In comparison, the fund's benchmark, a blended index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index, produced a 3.51% total return for the same period.[2] Separately, the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index produced total returns of 5.92% and −0.11%, respectively, for the same period.

We attribute the stock market's results to continuing economic growth driven by robust industrial demand, high levels of mergers-and-acquisitions activity and surprising strength in the consumer sector. Conversely, bond prices were eroded somewhat by rising short-term interest rates. The fund's returns exceeded its blended benchmark, due primarily to relatively strong results from stocks in the consumer discretionary, materials and financials sectors.

On a separate note, John F. Flahive became a co-primary portfolio manager of the fund on March 15, 2006. As of that date, Lawrence R. Dunn is no longer co-managing the fund.

What is the fund's investment approach?

The fund seeks long-term growth of principal in conjunction with current income. To pursue its goal, the fund may invest in equity securities, income-producing bonds, Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund. The fund has established target allocations for its assets of 60% in the aggregate to equity securities and 40% to bonds and money market instruments. The fund may deviate from these targets within ranges of 15% above or below the target amount. The fund's investments in each of Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund are subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments.

With respect to the equity portion of the fund's portfolio, individual stocks are chosen through a computer model, fundamental analysis and risk management. Our computer model identifies and ranks stocks within each industry or sector, based on a variety of criteria. A team of experienced analysts then examines the fundamentals of the higher-ranked candidates. Finally, the portfolio managers decide which stocks to purchase or sell. The equity portion of the fund's portfolio is structured so that its allocations of assets to economic sectors are similar to those of the S&P 500 Index.

With respect to the fixed-income portion of the fund's portfolio, the fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration of bonds will not exceed eight years. We choose debt securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets.

What other factors influenced the fund's performance?

The stock market benefited from improved investor confidence during the final months of 2005, when energy prices moderated and consumer confidence remained surprisingly strong. In this environment, the fund's equity portfolio achieved relatively strong returns in the consumer discretionary sector, especially among specialty retailers, such as Starbucks, Chico's FAS, Best Buy and Aeropostale. Media holdings, such as Time Warner and News Corp., further bolstered consumer discretionary returns.

Among financial stocks, the fund received strong contributions from companies benefiting from higher levels of mergers-and-acquisitions activity, security issuance and stock trading, including Lehman Brothers Holdings, Goldman Sachs Group and Bear Stearns Companies. In the materials sector, metals and mining companies, such as Inco Ltd and Freeport McMoRan Copper and Gold, rose amid robust global industrial demand.

On the other hand, returns in the industrials sector suffered from light exposure to railroads and the recovering airline industry, as well as by the fund's position in conglomerate Cendant, which declined after an announced corporate restructuring. Technology companies Dell and Symantec slightly undermined the fund's relative performance due to company-specific issues, while biotechnology leader Amgen held back returns in the health care sector.

The fund's bond portfolio was influenced by rising short-term interest rates in a moderately expanding U.S. economy. While longer-term bonds lost some value as short-term rates rose, their yields held up relatively well by historical standards. Still, our risk-reward analyses found no areas of the bond market that we considered substantially more attractive than others. Therefore, we established an investment posture that roughly matched the benchmark's sector allocations. However, we set the fund's average duration in a range we considered slightly shorter than industry averages. This strategy helped reduce the fund's exposure to relative weakness among longer-term corporate bonds.

What is the fund's current strategy?

The fund's equity portfolio has continued to focus on well-managed companies that, in our judgment, are positioned to take market share in an increasingly competitive business environment. We have found what we believe to be attractive opportunities among energy companies, metals and mining concerns, industrial machinery producers and specialty retailers. Among bonds, we have continued to maintain a generally sector-neutral approach, which we believe is prudent until we see signs that short-term interest rates have peaked.

March 15, 2006

---

1   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can esti-mate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon equity fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.08	$ 5.40	–
Ending value (after expenses)	$1,058.00	$1,055.60	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.19	$ 5.46	–
Ending value (after expenses)	$1,059.80	$1,059.20	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.80	$ 6.12	$ 10.06
Ending value (after expenses)	$1,128.50	$1,127.70	$1,123.80
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.28	$ 6.57	–
Ending value (after expenses)	$1,087.30	$1,085.90	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.81	$ 7.17	–
Ending value (after expenses)	$1,128.70	$1,127.10	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 8.41	$ 9.96	–
Ending value (after expenses)	$1,245.90	$1,243.90	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 3.01	$ 4.34	–
Ending value (after expenses)	$1,060.10	$1,059.40	–

† *Expenses are equal to the Mellon Large Cap Stock Fund's annualized expense ratio of .80% for Class M and 1.06% for Investor Shares, Mellon Income Stock Fund .82% for Class M and 1.07% for Investor Shares, Mellon Mid Cap Stock Fund .91% for Class M, 1.16% for Investor Shares and 1.91% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.02% for Class M and 1.27% for Investor Shares, Mellon International Fund 1.10% for Class M and 1.36% for Investor Shares, Mellon Emerging Markets Fund 1.51% for Class M and 1.79% for Investor Shares and Mellon Balanced Fund .59% for Class M and .85% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guide–lines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.01	$ 5.31	–
Ending value (after expenses)	$1,020.83	$1,019.54	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.11	$ 5.36	–
Ending value (after expenses)	$1,020.73	$1,019.49	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.56	$ 5.81	$ 9.54
Ending value (after expenses)	$1,020.28	$1,019.04	$1,015.32
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.11	$ 6.36	–
Ending value (after expenses)	$1,019.74	$1,018.50	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.51	$ 6.80	–
Ending value (after expenses)	$1,019.34	$1,018.05	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 7.55	$ 8.95	–
Ending value (after expenses)	$1,017.31	$1,015.92	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 2.96	$ 4.26	–
Ending value (after expenses)	$1,021.87	$1,020.58	–

† *Expenses are equal to the Mellon Large Cap Stock Fund's annualized expense ratio of .80% for Class M and 1.06% for Investor Shares, Mellon Income Stock Fund .82% for Class M and 1.07% for Investor Shares, Mellon Mid Cap Stock Fund .91% for Class M, 1.16% for Investor Shares and 1.91% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.02% for Class M and 1.27% for Investor Shares, Mellon International Fund 1.10% for Class M and 1.36% for Investor Shares, Mellon Emerging Markets Fund 1.51% for Class M and 1.79% for Investor Shares and Mellon Balanced Fund .59% for Class M and .85% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

Mellon Large Cap Stock Fund

Common Stocks–96.3%	Shares	Value ($)		Shares	Value ($)
Consumer Discretionary–10.7%			**Energy (continued)**		
Aeropostale	191,400 a	5,491,266	Suncor Energy	198,980	14,873,755
Bed Bath & Beyond	246,800 a,b	8,894,672	Transocean	152,800 a,b	11,334,704
Best Buy	283,500	15,269,310	XTO Energy	318,820	13,355,370
Chico's FAS	278,530 a	13,104,836			**180,033,325**
Coach	152,600 a	5,450,872			
Coldwater Creek	441,060 a	9,910,618	**Financial–18.8%**		
Fortune Brands	105,110	8,151,281	Allstate	186,640	10,224,139
McDonald's	310,060	10,824,195	American Express	150,890	8,129,953
Meredith	170,000	9,365,300	American International Group	584,340 b	38,776,802
News, Cl. B	1,534,740 b	26,320,791	Bank of America	195,175	8,948,774
Nike, Cl. B	159,700 b	13,858,766	Bear Stearns Cos.	79,960	10,749,822
Nordstrom	177,400	6,741,200	Capital One Financial	226,370	19,830,012
Starbucks	605,460 a	21,990,307	Citigroup	591,239	27,415,752
Starwood Hotels & Resorts Worldwide	221,200	14,046,200	Commerce Bancorp/NJ	138,800 b	4,603,996
Target	234,950	12,781,280	Fannie Mae	193,240	10,566,363
Time Warner	902,580	15,623,660	Freddie Mac	251,630	16,957,346
		197,824,554	Goldman Sachs Group	167,010 b	23,596,843
			JPMorgan Chase & Co.	958,536	39,434,171
Consumer Staples–9.0%			Lehman Brothers Holdings	124,730	18,204,344
Altria Group	306,510	22,038,069	Morgan Stanley	156,900	9,360,654
Anheuser-Busch Cos.	362,900	15,074,866	PNC Financial Services Group	184,500	12,979,575
Coca-Cola	163,140	6,846,986	Radian Group	78,250	4,440,688
General Mills	315,940	15,560,045	Simon Property Group	138,100 b	11,458,157
PepsiCo	418,817	24,756,273	St. Paul Travelers Cos.	495,150	21,281,547
Procter & Gamble	684,943	41,048,634	US Bancorp	449,269	13,886,905
Wal-Mart Stores	495,884	22,493,298	Wachovia	176,380	9,889,627
Walgreen	391,300	17,553,718	Wells Fargo & Co.	389,240	24,989,208
		165,371,889			**345,724,678**
Energy–9.8%			**Health Care–13.1%**		
Amerada Hess	129,030	17,846,139	Abbott Laboratories	378,880	16,738,918
Apache	214,290 b	14,340,287	Aetna	310,760	15,848,760
ConocoPhillips	363,220 b	22,141,891	Amgen	343,710 a,b	25,946,668
Devon Energy	232,712	13,643,905	Boston Scientific	618,320 a	15,099,374
Exxon Mobil	868,780	51,579,469	Fisher Scientific International	105,400 a	7,184,064
Occidental Petroleum	228,510	20,917,805	Johnson & Johnson	364,690	21,024,379

Mellon Large Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Health Care (continued)			**Information Technology (continued)**		
Kinetic Concepts	103,700 [a]	3,847,270	Electronic Arts	186,500 [a]	9,692,405
Medtronic	341,000	18,396,950	Google, Cl. A	46,400 [a]	16,825,568
Novartis, ADR	238,400 [b]	12,694,800	Intel	1,101,078	22,682,207
Pfizer	1,557,446	40,789,511	Linear Technology	286,190 [b]	10,548,963
Sanofi-Aventis, ADR	256,000	10,913,280	Marvell Technology Group	144,200 [a]	8,827,924
UnitedHealth Group	598,640	34,858,807	Microsoft	2,054,146	55,256,527
Wyeth	345,138	17,187,872	Motorola	896,200 [b]	19,178,680
		240,530,653	Qualcomm	525,260 [b]	24,797,525
Industrial—10.5%					**282,321,410**
ACCO Brands	1 [a,b]	24	**Materials—3.6%**		
Allied Waste Industries	526,400 [a,b]	5,637,744	Air Products & Chemicals	327,220	20,994,435
Caterpillar	262,200	19,161,576	Companhia Vale		
Cooper Industries, Cl. A	105,700	8,847,090	do Rio Doce, ADR	261,990	12,164,196
Danaher	232,400	14,078,792	Freeport-McMoRan		
General Dynamics	125,550	15,476,549	Copper & Gold, Cl. B	336,980	17,061,297
General Electric	1,428,366	46,950,390	Inco	322,990 [a]	15,606,877
Goodrich	223,200	9,338,688			**65,826,805**
Honeywell International	298,510	12,223,985	**Telecommunication Services—2.4%**		
Ingersoll-Rand, Cl. A	294,800	12,095,644	AT & T	377,409	10,412,714
ITT Industries	164,240	8,622,600	Sprint Nextel	903,006	21,699,234
L-3 Communications Holdings	91,200	7,579,632	Telefonos de Mexico, ADR	549,820	12,310,470
Tyco International	506,330	13,058,251			**44,422,418**
United Technologies	333,940	19,535,490	**Utilities—3.1%**		
		192,606,455	Constellation Energy Group	204,710	12,024,665
Information Technology—15.3%			Dynegy, Cl. A	963,000 [a,b]	5,209,830
Amdocs	242,190 [a]	8,021,333	Entergy	136,640	9,907,766
Apple Computer	272,900 [a]	18,704,566	Exelon	333,840	19,065,602
Cisco Systems	1,599,934 [a]	32,382,664	PPL	334,940 [b]	10,651,092
Corning	598,900 [a]	14,619,149			**56,858,955**
Dell	693,522 [a]	20,112,138	**Total Common Stocks**		
eBay	516,020 [a]	20,671,761	(cost $1,238,536,877)		**1,771,521,142**

Mellon Large Cap Stock Fund (continued)

Short-Term Investment—3.7%	Principal Amount ($)	Value ($)	Investment of Cash Collateral for Securities Loaned—5.5%	Shares	Value ($)
Repurchase Agreement;			**Registered Investment Company;**		
Citigroup Global Markets Holdings, 4.56%, dated 2/28/2006, due 3/1/2006 in the amount of $69,178,762 (fully collateralized by $65,252,000 of Federal Home Loan Mortgage Corp., Notes, 6.625%, 9/15/2009, value $70,553,498) (cost $69,170,000)	69,170,000	**69,170,000**	Dreyfus Institutional Cash Advantage Plus Fund (cost $101,419,565)	101,419,565 c	**101,419,565**
			Total Investments (cost $1,409,126,442)	**105.5%**	**1,942,110,707**
			Liabilities, Less Cash and Receivables	**(5.5%)**	**(101,746,764)**
			Net Assets	**100.0%**	**1,840,363,943**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on loan is $97,381,580 and the total market value of the collateral held by the fund is $101,419,565.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	18.8	Short-Term/Money Market Investments	9.2
Information Technology	15.3	Consumer Staples	9.0
Health Care	13.1	Materials	3.6
Consumer Discretionary	10.7	Other	5.5
Industrial	10.5		
Energy	9.8		**105.5**

† *Based on net assets.*

See notes to financial statements.

February 28, 2006 (Unaudited)

Mellon Income Stock Fund

Common Stocks–98.1%	Shares	Value ($)		Shares	Value ($)
Banking–11.4%			**Health Care–9.3%**		
Bank of America	347,418	15,929,115	Aetna	98,080	5,002,080
Compass Bancshares	49,200	2,473,776	Bristol-Myers Squibb	91,600	2,115,960
North Fork Bancorporation	80,400	2,053,416	Eli Lilly & Co.	145,760	8,107,171
US Bancorp	200,406	6,194,549	GlaxoSmithKline, ADR	55,500	2,820,510
Wachovia	150,820	8,456,477	Novartis, ADR	28,270 [a]	1,505,377
Washington Mutual	117,200	5,004,440	Pfizer	571,068	14,956,271
Wells Fargo & Co.	117,100	7,517,820	Wyeth	87,789	4,371,892
		47,629,593			**38,879,261**
Consumer Discretionary–7.1%			**Industrial–11.5%**		
CBS, Cl. B	46,900	1,147,174	Burlington Northern Santa Fe	24,200	1,903,088
Citadel Broadcasting	102,600	1,142,964	E I Du Pont de Nemours & Co.	151,900	6,112,456
EW Scripps, Cl. A	60,500	2,908,840	Emerson Electric	27,500	2,249,775
Harrah's Entertainment	66,200	4,761,104	General Dynamics	27,300	3,365,271
Johnson Controls	65,890	4,695,980	General Electric	370,692	12,184,646
Newell Rubbermaid	81,000	2,014,470	Goodrich	23,500	983,240
Nike, Cl. B	34,200	2,967,876	Honeywell International	80,200	3,284,190
Regal Entertainment Group, Cl. A	153,100 [a]	2,911,962	Lincoln Electric Holdings	33,300	1,537,128
Sherwin-Williams	30,710	1,398,841	Pitney Bowes	36,600	1,564,284
Time Warner	169,000	2,925,390	Raytheon	38,200	1,657,880
Tupperware Brands	132,300	2,803,437	Rockwell Automation	49,900	3,401,683
		29,678,038	RR Donnelley & Sons	115,280	3,880,325
Consumer Staples–5.7%			United Technologies	67,696	3,960,216
Altria Group	102,790	7,390,601	Waste Management	60,400	2,008,904
Coca-Cola	85,100	3,571,647			**48,093,086**
Diageo, ADR	34,800	2,147,160	**Interest Sensitive–17.7%**		
General Mills	60,800	2,994,400	Allstate	67,100	3,675,738
PepsiCo	27,472	1,623,870	American International Group	117,600	7,803,936
Procter & Gamble	55,820	3,345,293	Arthur J. Gallagher & Co.	83,300 [a]	2,456,517
Reynolds American	11,770 [a]	1,249,386	Chubb	22,290	2,134,268
Whole Foods Market	21,400	1,367,032	Citigroup	296,055	13,728,070
		23,689,389	Hartford Financial Services Group	60,640	4,995,523
Energy–13.4%			JPMorgan Chase & Co.	95,849	3,943,228
Chevron	122,606	6,924,787	Lehman Brothers Holdings	30,606	4,466,946
ConocoPhillips	211,060	12,866,218	Mack-Cali Realty	86,000	3,861,400
Exxon Mobil	300,906	17,864,789	Merrill Lynch & Co.	78,170	6,035,506
Halliburton	58,600	3,984,800	Plum Creek Timber	149,070	5,537,951
Helmerich & Payne	24,900	1,637,673	Prologis	89,600	4,705,792
Marathon Oil	43,300	3,056,980	Simon Property Group	25,860	2,145,604
Occidental Petroleum	64,110	5,868,629	St. Paul Travelers Cos.	76,501	3,288,013
Sunoco	53,880	3,992,508	T Rowe Price Group	35,200	2,702,656
		56,196,384	XL Capital, Cl. A	38,400	2,593,920
					74,075,068

Mellon Income Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Materials—2.1%		
Air Products & Chemicals	33,360	2,140,378
Alcoa	65,200	1,911,664
Monsanto	34,440	2,888,827
Olin	83,700	1,758,537
		8,699,406
Technology—6.2%		
Automatic Data Processing	98,700	4,558,953
Hewlett-Packard	266,630	8,748,130
Intel	62,726	1,292,156
Intersil, Cl. A	100,000	2,834,000
Lucent Technologies (Warrants)	2,788 [b]	1,603
Microchip Technology	96,100 [a]	3,382,720
Microsoft	112,300	3,020,870
Nokia, ADR	109,600	2,036,368
		25,874,800
Telecommunications—6.9%		
Alltel	85,550	5,402,482
AT & T	317,415	8,757,480
Citizens Communications	115,800	1,545,930
Verizon Communications	257,091	8,663,967
Vodafone Group, ADR	243,100	4,696,692
		29,066,551
Utilities—6.8%		
Cinergy	49,400	2,177,552
Constellation Energy Group	71,400	4,194,036
Dominion Resources/VA	21,700	1,629,670
Exelon	108,640	6,204,430
NSTAR	80,500	2,363,480
Utilities (continued)		
PG & E	140,000	5,327,000
PPL	158,880	5,052,384
Southern	48,200	1,640,246
		28,588,798
Total Common Stocks (cost $303,938,637)		**410,470,374**

Short-Term Investment—2.4%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Citigroup Global Markets Holdings, 4.56%, dated 2/28/2006, due 3/1/2006 in the amount of $9,781,239 (fully collateralized by $9,953,000 of U.S. Treasury Notes, 4.50%, due 11/15/2015, value $9,976,016) (cost $9,780,000)	9,780,000	**9,780,000**

Investment of Cash Collateral for Securities Loaned—2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $10,119,920)	10,119,920 [c]	**10,119,920**

Total Investments (cost $323,838,557)	**102.9%**	**430,370,294**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(11,978,265)**
Net Assets	**100.0%**	**418,392,029**

ADR—American Depository Receipts.

[a] *All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on loan is $9,627,619 and the total market value of the collateral held by the fund is $10,119,920.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
Interest Sensitive	17.7
Energy	13.4
Industrial	11.5
Banking	11.4
Health Care	9.3
Consumer Discretionary	7.1
Telecommunications	6.9
Utilities	6.8
Technology	6.2
Other	12.6
	102.9

† *Based on net assets.*

See notes to financial statements.

February 28, 2006 (Unaudited)

Mellon Mid Cap Stock Fund

Common Stocks—99.1%	Shares		Value ($)
Consumer Discretionary—15.4%			
Abercrombie & Fitch, Cl. A	176,000		11,848,320
Advance Auto Parts	260,850		10,786,147
AnnTaylor Stores	332,700	a	12,077,010
Autoliv	127,500		6,827,625
BorgWarner	206,140		11,496,428
Cablevision Systems (NY Group), Cl. A	323,200	a	8,484,000
Cheesecake Factory	261,200	a	9,444,992
Chico's FAS	525,600	a	24,729,480
Coldwater Creek	731,450	a	16,435,681
Dick's Sporting Goods	228,500	a	8,660,150
Education Management	319,600	a	12,016,960
EW Scripps, Cl. A	157,100		7,553,368
Family Dollar Stores	321,800		8,276,696
GameStop, Cl. A	80,700	a	3,230,421
Harman International Industries	112,900		12,458,515
Harte-Hanks	224,800		6,296,648
Hilton Hotels	468,100		11,328,020
ITT Educational Services	185,300	a	11,488,600
Meredith	145,500		8,015,595
Nordstrom	197,200		7,493,600
O'Reilly Automotive	231,700	a	7,581,224
Polo Ralph Lauren	224,600		13,017,816
Stanley Works	137,000		6,869,180
Station Casinos	113,200		7,748,540
Urban Outfitters	451,100	a	12,675,910
			256,840,926
Consumer Staples—1.9%			
BJ's Wholesale Club	123,700	a	3,916,342
Estee Lauder Cos., Cl. A	214,200		8,015,364
Loews—Carolina Group	91,000		4,321,590
Pepsi Bottling Group	256,100		7,519,096
Performance Food Group	255,300	a	7,498,161
Supervalu	1		32
			31,270,585
Energy—12.3%			
Alliant Energy	426,600		14,120,460
Consol Energy	110,700		7,087,014
Denbury Resources	443,900	a	12,584,565
Diamond Offshore Drilling	156,300		12,096,057
ENSCO International	314,600		14,059,474
Energy (continued)			
Grant Prideco	410,900	a	16,629,123
National Oilwell Varco	108,000	a	6,575,040
Newfield Exploration	169,660	a	6,557,359
Noble Energy	458,000		19,254,320
Overseas Shipholding Group	118,800		6,007,716
Peabody Energy	671,600		32,418,132
Quicksilver Resources	199,300	a	7,238,576
Southwestern Energy	621,700	a	19,950,353
Tesoro	131,300		7,931,833
Ultra Petroleum	169,300	a	8,810,372
Western Gas Resources	265,600		12,565,536
			203,885,930
Financial—16.7%			
AMB Property	200,600		10,762,190
Arthur J. Gallagher & Co.	305,400		9,006,246
Bank of Hawaii	198,300		10,589,220
BlackRock/New York, Cl. A	61,800		8,781,780
Cbot Holdings, Cl. A	51,000	a	5,995,050
Chicago Mercantile Exchange	41,100		17,492,160
Colonial BancGroup	444,800		11,168,928
Compass Bancshares	245,800		12,358,824
Cullen/Frost Bankers	172,500		9,508,200
Developers Diversified Realty	196,140		9,844,267
Euronet Worldwide	147,600	a	5,174,856
Federated Investors, Cl. B	123,400		4,799,026
General Growth Properties	194,000		9,775,660
Janus Capital Group	412,500		9,046,125
Jefferies Group	217,600		12,411,904
Lazard, Cl. A	263,500		10,139,480
Legg Mason	181,595		23,714,491
Mercury General	117,500		6,568,250
MGIC Investment	67,900		4,328,625
Radian Group	261,546		14,842,736
Rayonier	281,886		12,149,287
Sunstone Hotel Investors	289,860		8,510,290
TD Ameritrade Holding	358,000		7,790,080
Wilmington Trust	320,000		13,699,200
WR Berkley	368,300		21,320,887
Zions Bancorporation	102,520		8,459,950
			278,237,712

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)		Shares		Value ($)
Health Care−11.3%				Industrial (continued)			
Amylin Pharmaceuticals	148,500	a	6,441,930	Republic Services	339,920		13,212,690
Cephalon	224,900	a	17,875,052	Shaw Group	207,240	a	6,911,454
Community Health Systems	249,700	a	9,468,624	Terex	187,400	a	14,832,710
Coventry Health Care	203,025	a	12,104,350	WESCO International	199,700	a	11,446,804
DaVita	203,200	a	11,864,848				**251,923,769**
Dentsply International	97,000		5,528,030				
Endo Pharmaceuticals Holdings	457,500	a	14,420,400	**Information Technology−17.1%**			
Fisher Scientific International	143,300	a	9,767,328	Activision	713,810	a	8,922,625
Henry Schein	272,800	a	12,726,120	Adtran	439,000		12,081,280
Omnicare	385,500		23,457,675	Affiliated Computer Services, Cl. A	140,200	a	8,821,384
Patterson Cos.	237,800	a	8,570,312	Amdocs	122,400	a	4,053,888
PDL BioPharma	416,500	a	13,040,615	Amphenol, Cl. A	240,100		12,060,223
PerkinElmer	169,300		4,027,647	Brightpoint	292,200	a	8,266,338
Pharmaceutical Product Development	195,900		13,632,681	CACI International, Cl. A	126,800	a	7,642,236
Sierra Health Services	184,400	a	7,687,636	Checkfree	267,500	a	13,230,550
Sybron Dental Specialties	187,900	a	7,189,054	Cognizant Technology Solutions, Cl. A	348,800	a	20,094,368
Vertex Pharmaceuticals	230,700	a	9,975,468	Compuware	828,900	a	6,805,269
			187,777,770	Comtech Telecommunications	192,400	a	6,027,892
				Electronics for Imaging	298,600	a	8,008,452
Industrial−15.2%				Factset Research Systems	198,950		7,788,892
Airtran Holdings	309,200	a	5,497,576	Fair Isaac	229,550		9,783,421
Allied Waste Industries	857,400	a	9,182,754	Harris	376,400		17,193,952
Ametek	180,300		7,724,052	Hyperion Solutions	244,650	a	8,208,008
Canadian Pacific Railway	146,500		7,499,335	Intersil, Cl. A	457,500		12,965,550
CH Robinson Worldwide	461,800		20,697,876	Jabil Circuit	166,700	a	6,309,595
ChoicePoint	177,500	a	7,881,000	Lam Research	194,600	a	8,387,260
Cooper Industries, Cl. A	89,300		7,474,410	MEMC Electronic Materials	548,100	a	18,355,869
Dun & Bradstreet	135,600	a	9,863,544	Microchip Technology	607,900		21,398,080
Equifax	205,900		7,544,176	NII Holdings, Cl. B	217,300	a	11,130,106
Goodrich	195,600		8,183,904	Polycom	559,600	a	10,867,432
Graco	272,300		11,346,741	Powerwave Technologies	608,700	a	8,935,716
Jacobs Engineering Group	189,200	a	16,222,008	SanDisk	113,700	a	6,860,658
JB Hunt Transport Services	453,900		10,739,274	Western Digital	513,300	a	11,420,925
Joy Global	376,275		19,400,739	Zebra Technologies, Cl. A	210,300	a	9,282,642
L-3 Communications Holdings	79,700		6,623,867				**284,902,611**
Labor Ready	217,200	a	5,336,604				
Landstar System	97,700		4,551,843	**Materials−3.5%**			
Monster Worldwide	109,600	a	5,366,016	Ashland	140,500		9,170,435
NCI Building Systems	168,900	a	9,742,152	Cytec Industries	212,000		11,308,080
Oshkosh Truck	155,200		8,804,496	Freeport-McMoRan			
Precision Castparts	298,600		15,837,744	Copper & Gold, Cl. B	273,000		13,821,990
				Inco	218,300	a	10,548,256
				Texas Industries	81,600		4,949,856

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Vulcan Materials	97,600	7,710,400
		57,509,017
Utilities—5.7%		
DPL	488,800	13,158,496
Dynegy, Cl. A	1,725,000	9,332,250
El Paso Electric	292,000 [a]	5,971,400
Energen	189,400	6,767,262
OGE Energy	348,600	10,022,250
PPL	347,700	11,056,860
Questar	241,000	17,653,250
SCANA	302,200	12,323,716
WPS Resources	165,700	8,707,535
		94,993,019
Total Common Stocks (cost $1,209,015,748)		**1,647,341,339**

Short-Term Investment—.9%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Citigroup Global Markets Holdings, 4.56%, dated 2/28/2006, due 3/1/2006 in the amount of $15,211,927 (fully collateralized by $12,930,000 U.S. Treasury Bills, due 3/16/2006-3/30/2006, value $12,898,245, $55,000 U.S. Treasury Notes, 4.50%, due 11/15/2015, value $55,127, and $2,649,000 U.S. Treasury Strips, due 11/15/2006, value $2,560,974) (cost $15,210,000)	15,210,000	**15,210,000**
Total Investments (cost $1,224,225,748)	**100.0%**	**1,662,551,339**
Cash and Receivables (Net)	**.0%**	**106,208**
Net Assets	**100.0%**	**1,662,657,547**

[a] *Non-income producing.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	17.1	Utilities	5.7
Financial	16.7	Materials	3.5
Consumer Discretionary	15.4	Consumer Staples	1.9
Industrial	15.2	Short-Term Investment	.9
Energy	12.3		
Health Care	11.3		**100.0**

† *Based on net assets.*
See notes to financial statements.

February 28, 2006 (Unaudited)

Mellon Small Cap Stock Fund

Common Stocks—96.5%	Shares		Value ($)
Consumer Discretionary—13.9%			
99 Cents Only Stores	311,000	a,b	3,539,180
AnnTaylor Stores	132,000	a	4,791,600
Carter's	110,300	a,b	7,058,097
Cheesecake Factory	108,300	a	3,916,128
Children's Place Retail Stores	53,180	a	2,481,910
Choice Hotels International	117,120		5,215,353
Coldwater Creek	537,925	a	12,087,175
Dick's Sporting Goods	200,900	a,b	7,614,110
Fleetwood Enterprises	424,100	a,b	4,792,330
GameStop, Cl. A	246,100	a,b	9,851,383
Guitar Center	40,720	a	2,107,667
Meredith	103,300		5,690,797
Panera Bread, Cl. A	40,960	a,b	2,902,426
Pinnacle Entertainment	311,800	a	8,745,990
RC2	89,800	a	3,235,494
Regal Entertainment Group, Cl. A	345,700	b	6,575,214
Ruth's Chris Steak House	291,600	a	6,275,232
Winnebago Industries	171,100		5,495,732
			102,375,818
Consumer Staples—1.3%			
Performance Food Group	224,340	a,b	6,588,866
Rite Aid	916,900	a,b	3,383,361
			9,972,227
Energy—6.6%			
Cabot Oil & Gas	68,000		3,077,680
Cal Dive International	203,200	a	7,154,672
Cimarex Energy	118,550		5,057,343
Frontier Oil	72,000		3,330,000
Goodrich Petroleum	274,100	a,b	6,627,738
Massey Energy	97,680	b	3,633,696
St. Mary Land & Exploration	191,390	b	7,347,462
Todco, Cl. A	84,500		2,832,440
Unit	182,230	a	9,689,169
			48,750,200
Financial—14.0%			
AmerUs Group	49,430	b	2,978,157
Apollo Investment	146,277		2,748,545
Bank of Hawaii	111,300		5,943,420
BankUnited Financial, Cl. A	127,450		3,560,953
Cullen/Frost Bankers	67,900		3,742,648
Dresser-Rand Group	291,600	a	7,374,564
East West Bancorp	62,690		2,362,786
Financial (continued)			
Equity Inns	525,090		8,128,393
Equity One	155,290		3,494,025
First Midwest Bancorp/IL	88,440		2,974,237
Friedman Billings Ramsey Group, Cl. A	419,500	b	4,178,220
Horace Mann Educators	136,350		2,542,928
Lazard, Cl. A	156,300		6,014,424
MarketAxess Holdings	160,000	a,b	2,104,000
Max Re Capital	92,990		2,269,885
Nelnet, Cl. A	85,710	a	3,552,680
Ohio Casualty	108,520		3,321,797
Philadelphia Consolidated Holding	35,800	a	3,830,600
Phoenix Cos.	192,710		2,765,389
Spirit Finance	307,800		3,708,990
Sunstone Hotel Investors	289,700		8,505,592
SVB Financial Group	67,400	a	3,436,726
Texas Regional Bancshares, Cl. A	180,800		5,583,104
Whitney Holding	159,900		5,473,377
Wintrust Financial	56,150	b	2,957,982
			103,553,422
Health Care—13.2%			
Alkermes	156,900	a	3,986,829
Amylin Pharmaceuticals	88,200	a,b	3,826,116
BioCryst Pharmaceuticals	129,600	a,b	2,577,744
Bioenvision	522,400	a	4,398,608
Cerner	103,060	a	4,290,387
Cooper Cos.	42,300		2,219,481
Dov Pharmaceutical	203,400	a,b	3,915,450
Healthways	45,160	a,b	1,966,718
Idexx Laboratories	94,240	a	7,405,379
ImClone Systems	102,300	a	3,927,297
Merit Medical Systems	1	a	14
Onyx Pharmaceuticals	121,000	a	3,448,500
PDL BioPharma	123,600	a,b	3,869,916
Pediatrix Medical Group	28,370	a	2,677,561
PerkinElmer	122,900		2,923,791
Pharmaceutical Product Development	52,210		3,633,294
Psychiatric Solutions	286,220	a,b	9,453,847
Resmed	173,500	a	7,042,365
Respironics	87,390	a	3,177,500
Sierra Health Services	151,040	a	6,296,858

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Health Care (continued)			**Information Technology (continued)**		
Sybron Dental Specialties	154,310 [a]	5,903,901	Electronics for Imaging	284,300 [a]	7,624,926
Syneron Medical	128,660 [a]	3,525,284	Factset Research Systems	44,350 [b]	1,736,303
Ventiv Health	249,600 [a]	6,953,856	Global Payments	87,440	4,552,126
		97,420,696	Hyperion Solutions	81,320 [a]	2,728,286
			JDS Uniphase	1,956,700 [a]	5,948,368
Industrial—19.9%			Kronos/MA	55,770 [a]	2,287,128
Actuant, Cl. A	132,470 [b]	7,299,097	Lawson Software	433,600 [a,b]	3,447,120
Airtran Holdings	231,100 [a]	4,108,958	Micros Systems	195,900 [a]	8,480,511
Allied Waste Industries	533,330 [a,b]	5,711,964	Microsemi	78,830 [a]	2,424,023
Armor Holdings	38,730 [a]	2,274,612	Palm	182,700 [a,b]	7,545,510
BE Aerospace	344,300 [a]	8,259,757	Polycom	412,900 [a]	8,018,518
Briggs & Stratton	68,890	2,444,217	Rudolph Technologies	242,700 [a,b]	3,999,696
Bucyrus International, Cl. A	69,600	4,383,408	Silicon Laboratories	112,000 [a,b]	5,373,760
Clean Harbors	131,200 [a]	4,326,976	Valueclick	197,200 [a]	3,452,972
Drew Industries	138,130 [a]	4,482,319	Varian Semiconductor		
ESCO Technologies	72,500 [a]	3,681,550	Equipment Associates	196,980 [a]	9,289,577
Hexcel	161,100 [a]	3,466,872	Wind River Systems	260,600 [a]	4,031,482
IDEX	61,320	2,897,370			**115,370,247**
JB Hunt Transport Services	359,400	8,503,404			
Kansas City Southern	95,270 [a]	2,207,406	**Materials—7.1%**		
Labor Ready	299,760 [a]	7,365,103	Abitibi-Consolidated	1,407,100 [b]	4,910,779
Manitowoc	49,440	3,810,341	Airgas	119,300	4,341,327
Oshkosh Truck	92,200	5,230,506	Cleveland-Cliffs	85,420 [b]	7,350,391
Pacer International	187,530	5,972,831	Coeur d' Alene Mines	1,523,500 [a,b]	8,440,190
Quanta Services	276,000 [a,b]	3,778,440	Commercial Metals	88,200	3,994,578
Roper Industries	106,440	4,797,251	Florida Rock Industries	82,425	4,748,504
Shaw Group	225,400 [a]	7,517,090	Olin	291,850	6,131,769
Teledyne Technologies	147,620 [a]	4,890,651	RTI International Metals	131,900 [a]	5,546,395
Terex	99,500 [a]	7,875,425	Smurfit-Stone Container	560,700 [a]	7,356,384
URS	237,470 [a]	10,351,317			**52,820,317**
Walter Industries	72,310 [b]	4,760,167			
Watsco	91,180	6,347,952	**Telecommunication Services—1.7%**		
WESCO International	180,100 [a]	10,323,332	Alaska Communications		
		147,068,316	Systems Group	327,420 [b]	3,631,088
Information Technology—15.6%			SBA Communications, Cl. A	387,200 [a]	8,708,128
Advanced Energy Industries	300,800 [a]	4,307,456			**12,339,216**
Ansys	89,480 [a]	4,243,142			
Applied Films	171,900 [a]	3,302,199	**Utilities—3.2%**		
aQuantive	142,700 [a]	3,794,393	CMS Energy	244,240 [a]	3,438,899
Axcelis Technologies	782,700 [a]	5,408,457	El Paso Electric	368,000 [a]	7,525,600
CACI International, Cl. A	56,470 [a]	3,403,447	Energen	160,680	5,741,096
Compuware	400,700 [a]	3,289,747	OGE Energy	240,100	6,902,875
Digital River	177,500 [a,b]	6,681,100			**23,608,470**
			Total Common Stocks		
			(cost $565,675,768)		**713,278,929**

Mellon Small Cap Stock Fund (continued)

Short-Term Investment—2.2%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Citigroup Global Markets Holdings, 4.56%, dated 2/28/2006, due 3/1/2006 in the amount of $16,432,081 (fully collateralized by $3,060,000 U.S. Treasury Bills, due 6/22/2006, value $3,016,793, $7,538,000 U.S. Treasury Notes, 3.625%-4%, due 4/30/2007- 2/15/2015, value $7,307,374 and $9,678,314 U.S. Treasury Strips, due 11/15/2014, value $6,434,434) (cost $16,430,000)	16,430,000	**16,430,000**

Investment of Cash Collateral for Securities Loaned—11.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $84,199,173)	84,199,173 c	**84,199,173**
Total Investments (cost $666,304,941)	**110.1%**	**813,908,102**
Liabilities, Less Cash and Receivables	**(10.1%)**	**(74,762,005)**
Net Assets	**100.0%**	**739,146,097**

a Non-income producing.

b All or a portion of these securities are on loan. At February 28, 2006 the total market value of the fund's securities on loan is $93,244,876 and the total market value of the collateral held by the fund is $98,407,573, consisting of cash collateral of $84,199,173 and U.S. Government and agency securities valued at $14,208,400.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Industrial	19.9	Materials	7.1
Information Technology	15.6	Energy	6.6
Financial	14.0	Utilities	3.2
Consumer Discretionary	13.9	Other	3.0
Short-Term/Money Market Investments	13.6		
Health Care	13.2		**110.1**

† Based on net assets.

See notes to financial statements.

February 28, 2006 (Unaudited)

Mellon International Fund

Common Stocks–96.8%	Shares	Value ($)		Shares	Value ($)
Australia–2.0%			**France (continued)**		
Amcor	2,760,929	15,205,825	Compagnie Generale des		
Caltex Australia	88,300	1,125,006	Etablissements Michelin, Cl. B	1,540	94,018
Commonwealth Bank			Credit Agricole	524,060	19,159,101
of Australia	23,400	777,261	France Telecom	1,329,583	28,933,455
National Australia Bank	738,878	20,059,970	Lafarge	105,616	11,050,929
Pacific Brands	188,700	316,536	Sanofi-Aventis	275,325	23,440,444
Qantas Airways	271,200	822,711	Societe Generale	27,000	3,827,962
QBE Insurance Group	63,300	968,172	Suez	28,400	1,046,064
Rinker Group	157,700	2,073,557	Thomson	604,415	10,392,558
Westpac Banking	31,600	551,357	Total	124,028	31,204,998
		41,900,395	Total, ADR	69,511	8,767,422
Austria–.2%			Valeo	460,000	18,424,249
Boehler-Uddeholm	5,200	975,956	Vinci	10,800	998,039
OMV	43,500	2,699,802	Vivendi Universal	58,300	1,769,206
		3,675,758			**218,518,055**
Belgium–1.1%			**Germany–9.1%**		
AGFA-Gevaert	6,600	131,584	Allianz	86,851	14,042,890
Delhaize Group	9,000	600,970	Bayerische Motoren Werke	16,430	789,523
Fortis	539,087	19,290,648	Continental	30,600	3,144,488
InBev	23,700	1,096,201	Deutsche Bank	197,882	21,813,993
KBC Groep	20,700	2,162,203	Deutsche Lufthansa	973,590	16,043,758
		23,281,606	Deutsche Post	1,118,095	29,090,784
Denmark–.1%			Deutsche Telekom	1,020,710	16,138,674
Danske Bank	15,600	556,493	E.ON	124,550	13,826,599
Novo-Nordisk, Cl. B	26,790	1,575,303	Hannover Rueckversicherung	439,920	16,707,255
		2,131,796	Infineon Technologies	1,742,974 [a]	16,086,214
Finland–1.7%			Medion	175,462	2,567,140
Fortum	28,400	687,442	Metro	211,020	11,234,844
Kesko, Cl. B	24,200	760,935	SAP	3,310	675,108
M-real, Cl. B	2,116,045	10,622,554	Schering	19,600	1,403,665
Nokia	320,400	5,998,106	Siemens	122,155	11,237,486
Nokia, ADR	224,440	4,170,095	ThyssenKrupp	47,500	1,203,579
Rautaruukki	41,800	1,410,039	Volkswagen	216,337	15,142,266
UPM-Kymmene	598,216	12,696,967			**191,148,266**
		36,346,138	**Greece–.6%**		
France–10.3%			Coca-Cola Hellenic Bottling	48,300	1,439,823
BNP Paribas	268,442	24,855,007	National Bank of Greece	12,800	661,486
Bouygues	26,700	1,402,742	Public Power	506,460	11,329,218
Carrefour	667,370	33,151,861			**13,430,527**

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Hong Kong—1.3%			**Japan (continued)**		
Bank of East Asia	5,501,821	18,913,928	Funai Electric	156,300	13,972,835
Cheung Kong Holdings	46,000	483,210	Hino Motors	704,200	4,468,730
China Mobile (Hong Kong)	283,000	1,370,203	Honda Motor	41,700	2,465,519
Citic Pacific	2,114,800	6,296,528	Hoya	41,800	1,651,329
Wharf Holdings	144,000	530,396	JS Group	731,700	14,302,561
		27,594,265	Kao	571,200	15,508,042
Ireland—1.4%			KDDI	4,276	21,966,746
Bank of Ireland	1,557,000	27,737,108	Kirin Beverage	40,000	931,374
CRH	34,900	1,140,244	Kobe Steel	527,600	2,013,689
Kerry Group, Cl. A	27,360	605,503	Komatsu	160,000	2,836,351
		29,482,855	Kubota	229,000	2,240,537
Italy—4.1%			Kuraray	1,130,000	13,542,562
Banca Intesa	313,700	1,855,317	Kyowa Hakko Kogyo	84,000	638,798
Banco Popolare di			Mabuchi Motor	252,900	12,949,872
Verona e Novara	201,360	4,833,247	Matsumotokiyoshi	273,150	7,528,068
Benetton Group	454,777	5,802,354	Matsushita Electric		
Capitalia	234,800	1,775,045	Industrial	63,000	1,337,966
ENI	881,774	25,192,199	Minebea	1,091,000	6,557,007
Finmeccanica	194,710	4,265,003	Mitsubishi	98,600	2,285,054
Mediaset	818,150	9,638,553	Mitsubishi Electric	86,000	683,521
UniCredito Italiano	3,301,110	24,030,767	Mitsubishi UFJ Financial Group	878	13,431,910
Unipol	2,871,660	9,048,362	Mitsui OSK Lines	74,000	539,442
		86,440,847	Mitsui Trust Holdings	130,500	1,926,074
Japan—27.9%			Mizuho Financial Group	151	1,202,614
77 Bank	1,783,500	13,440,361	Nippon Express	5,292,100	28,118,304
Aeon	506,700	12,083,226	Nippon Paper Group	1,658	7,667,305
Aiful	302,933	20,303,601	Nippon Steel	591,000	2,357,428
Ajinomoto	691,400	7,368,432	Nippon Telegraph & Telephone	365	1,585,686
Astellas Pharma	273,700	10,555,020	Nissan Motor	2,292,100	26,426,815
Canon	403,100	25,316,160	Nisshin Seifun Group	64,000	648,738
Chubu Electric Power	21,500	569,771	Nomura Holdings	65,100	1,232,179
Dainippon Sumitomo Pharma	48,000	540,341	ORIX	26,500	6,937,453
Daiwa Securities Group	123,000	1,454,897	Ricoh	989,800	18,366,821
Dentsu	5,283	17,654,638	Rinnai	453,300	13,259,973
Diamond Lease	10,700	486,050	Rohm	250,200	24,290,633
Eisai	30,000	1,387,606	Sankyo	13,700	837,493
Fuji Heavy Industries	1,123,400	6,059,091	Sanyo Shinpan Finance	17,500	1,070,858
Fuji Photo Film	778,500	25,088,419	Sekisui Chemical	2,092,900	16,881,258
Fujitsu	109,000	866,979	Sekisui House	1,332,500	20,223,390

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Japan (continued)			**New Zealand−.0%**		
SFCG	20,872	4,363,181	Fletcher Building	104,400	**544,471**
Shin-Etsu Chemical	150,600	8,017,792	**Norway−.2%**		
Shinsei Bank	2,713,000	18,334,281	DNB NOR	102,100	1,240,988
Skylark	763,700	11,958,899	Norsk Hydro	8,400	981,768
Sohgo Security Services	306,955	5,017,557	Orkla	30,400	1,327,049
Sumitomo Electric					**3,549,805**
Industries	79,700	1,193,027			
Sumitomo Mitsui			**Portugal−.7%**		
Financial Group	2,633	28,648,539	Energias de Portugal	4,061,060	**14,188,255**
Sumitomo Rubber Industries	74,600	905,977	**Singapore−2.1%**		
Sumitomo Trust & Banking	144,000	1,453,962	DBS Group Holdings	2,603,144	26,193,360
Takeda Pharmaceutical	24,400	1,363,645	United Overseas Bank	2,019,100	18,572,521
Takefuji	333,910	21,478,274			**44,765,881**
TDK	200,300	13,996,903			
Tokyo Electron	11,800	787,035	**Spain−2.4%**		
Toshiba	186,000	1,052,539	ACS	40,800	1,522,743
Toyo Suisan Kaisha	45,500	664,857	Banco Popular Espanol	318,369	4,270,761
Toyoda Gosei	434,100	9,263,813	Banco Sabadell	4,500	135,755
Toyota Motor	32,400	1,735,357	Banco Santander		
		588,295,165	Central Hispano	406,170	5,932,885
			Corp Mapfre	58,600	1,129,873
Luxembourg−.0%			Gamesa Corp Tecnologica	540,311	9,361,197
Arcelor	19,900	**727,524**	Iberdrola	120,420	3,800,796
Netherlands−6.5%			Repsol YPF	185,100	5,173,518
ABN AMRO Holding	544,112	15,863,139	Repsol YPF, ADR	581,751	16,294,846
Aegon	1,057,867	17,470,398	Telefonica	102,200	1,576,911
ASML Holding	30,900 ᵃ	641,474	Union Fenosa	16,900	634,774
Buhrmann	102,100	1,715,374			**49,834,059**
Fugro	16,400	614,429			
Heineken	682,987	25,734,841	**Sweden−.9%**		
ING Groep	101,900	3,831,070	Atlas Copco, Cl. A	33,000	813,383
Koninklijke DSM	33,600	1,398,256	Nordea Bank	52,800	597,315
Koninklijke Philips Electronics	543,090	17,691,900	Skandinaviska Enskilda		
Koninklijke Philips Electronics			Banken, Cl. A	80,800	1,787,294
(New York Shares)	157,830	5,132,632	Svenska Cellulosa, Cl. B	305,360	12,814,359
Royal Dutch Shell, Cl. A	858,716	25,936,223	Telefonaktiebolaget LM		
TNT	2,750	89,552	Ericsson, Cl. B	225,200	768,562
VNU	158,765	5,145,483	Volvo, Cl. B	27,200	1,187,856
Wolters Kluwer	677,199	14,874,004			**17,968,769**
		136,138,775			
			Switzerland−6.3%		
			Baloise Holding	7,700	488,111
			Ciba Specialty Chemicals	344,677	21,337,022

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Switzerland (continued)			**United Kingdom (continued)**		
Clariant	613,238 [a]	9,373,654	BT Group	2,977,110	10,744,571
Compagnie Financiere Richemont, Cl. A	29,000	1,263,513	Centrica	4,288,380	21,852,129
Credit Suisse Group	59,900	3,319,913	Diageo	1,253,252	19,257,365
Lonza Group	10,360	672,527	Enterprise Inns	80,500	1,265,903
Nestle	75,642	22,245,103	GKN	1,680,551	10,015,336
Novartis	450,640	24,254,924	GlaxoSmithKline	1,320,002	33,480,908
Roche Holding	6,800	1,005,199	Greene King	70,200	903,832
Sulzer	2,290	1,432,450	HBOS	162,500	3,027,138
Swiss Reinsurance	288,923	20,583,864	HSBC Holdings	1,209,526	20,664,672
Swisscom	320	96,181	Inchcape	12,839	542,979
UBS	231,229	24,556,072	International Power	387,000	1,939,776
Zurich Financial Services	11,400	2,694,214	Kelda Group	63,300	884,390
		133,322,747	Marks & Spencer Group	168,813	1,535,356
United Kingdom—17.2%			National Grid	87,900	925,112
Alliance Unichem	60,000	921,955	Old Mutual	697,700	2,297,751
Anglo American	610,620	22,782,053	Royal Bank of Scotland Group	1,153,650	38,630,857
AstraZeneca	17,500	808,859	Royal Dutch Shell, Cl. A	98,813	2,976,040
Aviva	148,500	2,055,218	Royal Dutch Shell, Cl. B	14,300	450,251
BAA	312,453	4,384,590	Sage Group	254,100	1,235,750
Barclays	2,067,929	24,248,863	Sainsbury (J)	1,930,196	10,842,886
Barratt Developments	82,500	1,494,888	Schroders	31,100	627,627
BHP Billiton	77,800	1,310,102	Travis Perkins	121,550	3,164,049
Boots Group	975,783	12,143,951	Trinity Mirror	728,670	7,381,374
BP	2,966,986	32,787,658	Unilever	2,001,519	20,626,329
British Airways	244,700 [a]	1,411,088	United Business Media	83,500	983,528
British American Tobacco	79,800	1,902,290	Vodafone Group	19,648,902	37,568,092

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Wolseley	70,500	1,751,083
Xstrata	62,700	1,831,201
		363,657,800
United States−.7%		
iShares MSCI EAFE Index Fund	247,500	**15,451,425**
Total Common Stocks		
(cost $1,722,358,205)		**2,042,395,184**
Preferred Stocks−.1%		
Germany:		
Fresenius	4,700	753,495
Henkel	11,280	1,244,419
Total Preferred Stocks		
(cost $1,691,003)		**1,997,914**

Short-Term Investment−1.6%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
J.P. Morgan Securities 4.46%, dated 2/28/2006, due 3/1/2006 in the amount of $33,704,175 (fully collateralized by $34,288,000 U.S. Treasury Notes, 3.50%, due 11/15/2006, value $34,394,293) (cost $33,700,000)	33,700,000	**33,700,000**

	Value (%)	Value ($)
Total Investments (cost $1,757,749,208)	98.5%	**2,078,093,098**
Cash and Receivables (Net)	1.5%	**31,492,010**
Net Assets	100.0%	**2,109,585,108**

ADR—American Depository Receipts.

a Non-income producing.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	16.7	Insurance	2.7
Financial Services	8.5	Beverages & Tobacco	2.3
Energy	6.3	Building Materials	2.3
Food & Household Products	5.5	Consumer Services	2.2
Health Care	4.7	Chemicals	2.0
Telecommunications	4.7	Electrical & Electronics	1.9
Miscelleaneous	4.2	Short-Term Investment	1.6
Automobiles	3.4	Broadcasting & Publishing	1.6
Electronic Components & Instruments	3.0	Appliances & Household Durables	1.5
Forest & Paper Products	2.8	Other	15.0
Transportation	2.8		
Utilities	2.8		**98.5**

† Based on net assets.

See notes to financial statements.

February 28, 2006 (Unaudited)

Mellon Emerging Markets Fund

Common Stocks—93.2%	Shares		Value ($)
Brazil—7.7%			
Banco Itau Holding Financeira, ADR	243,500		7,957,580
Brasil Telecom Participacoes, ADR	384,940		15,301,365
Braskem, ADR	61,800		1,059,870
Centrais Eletricas Brasileiras	159,419		3,377,570
Cia de Saneamento Basico do Estado de Sao Paulo	123,584		9,957,730
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	238,700		4,704,777
Empresa Brasileira de Aeronautica, ADR	204,050		8,110,988
Gol Linhas Aereas Inteligentes, ADR	23,000		754,400
Grendene	498,400		4,694,137
Petroleo Brasileiro, ADR	487,380		42,665,245
Tele Norte Leste Participacoes, ADR	233,100		4,319,343
Ultrapar Participacoes, ADR	62,600		1,050,428
Unibanco, ADR	111,430		9,800,269
Votorantim Celulose e Papel, ADR	506,800		7,480,368
			121,234,070
Chile—.4%			
Banco Santander Chile, ADR	40,300		1,913,847
CorpBanca	871,172,700		4,884,292
			6,798,139
China—4.9%			
Air China, Cl. H	3,698,000	a	1,323,399
Aluminum Corp. of China, Cl. H	620,000		636,049
Byd, Cl. H	1,533,000		3,046,734
China Petroleum & Chemical, Cl. H	19,342,500		11,546,531
China Telecom, Cl. H	50,483,000		18,415,846
Huadian Power International, Cl. H	29,094,300		7,846,356
Huaneng Power International, Cl. H	8,390,200		5,642,076
PetroChina, Cl. H	10,742,000		10,465,918
Sinotrans, Cl. H	13,151,600		5,550,811
Weiqiao Textile, Cl. H	3,564,500		5,701,621
Yanzhou Coal Mining, Cl. H	8,143,000		6,666,086
			76,841,427
Croatia—.4%			
Pliva, GDR	457,400	b	**6,472,210**
Czech Republic—.0%			
CEZ	12,260		**430,041**
Hong Kong—3.0%			
Agile Property Holdings	864,000		504,608
Brilliance China Automotive Holdings	9,683,000		1,672,616
China Mobile (Hong Kong)	782,000		3,786,215

	Shares		Value ($)
Hong Kong (continued)			
China Overseas Land & Investment	1,382,000		745,977
CNOOC	9,823,400		8,162,240
Denway Motors	34,548,200		13,554,667
Global Bio-Chem Technology Group	6,439,200		3,629,351
Panva Gas Holdings	2,987,000	a	1,565,172
Shanghai Industrial Holdings	5,013,600		10,763,133
Texwinca Holdings	2,116,400		1,660,851
			46,044,830
Hungary—1.0%			
Egis	3,506		511,644
Gedeon Richter	9,887		2,019,987
Magyar Telekom	2,625,410		12,050,252
Mol Magyar Olaj-es Gazipari	6,268		649,151
			15,231,034
India—8.5%			
Andhra Bank	200,000		393,973
Bank of Baroda	150,000		751,736
Bharat Petroleum	1,235,348		12,048,089
Canara Bank	88,800		562,187
Dr. Reddy's Laboratories, ADR	253,700		7,298,949
GAIL India	946,181		5,797,097
GAIL India, GDR	123,300	b	4,574,430
Hindalco Industries, GDR	4,603,000	b	15,880,350
Hindalco Industries, GDR (Prepaid Shares)	1,150,750	b,c	1,860,952
Hindustan Petroleum	1,767,722		12,937,654
Mahanagar Telephone Nigam	4,347,957		13,985,112
Mahanagar Telephone Nigam, ADR	367,250		2,471,593
Mahindra & Mahindra	43,594		554,607
Oil & Natural Gas	407,536		10,256,393
Reliance Capital Ventures	1,242,308		679,025
Reliance Communication Ventures	1,242,308	c	3,953,500
Reliance Energy Ventures	1,242,308		1,203,727
Reliance Industries	1,242,308		19,639,883
Reliance Natural Resources	1,242,308	c	140,295
Satyam Computer Services	31,479		527,517
State Bank of India, GDR	352,400	b	16,915,200
Tata TEA	19,827		406,497
Union Bank of India	48,251		119,460
			132,958,226
Indonesia—1.8%			
Bank Mandiri Persero	20,542,500		3,611,149
Gudang Garam	5,317,700		6,339,551

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)		Shares	Value ($)
Indonesia (continued)			**Philippines (continued)**		
Indofood Sukses Makmur	54,366,500	4,946,716	Bank of Philippine Islands	6,436,576	7,326,347
Telekomunikasi Indonesia	18,382,900	12,236,492	Manila Electric, Cl. B	2,878,000 a	1,026,151
		27,133,908			**13,157,556**
Israel−.8%			**Poland−1.4%**		
Bank Hapoalim	949,744	4,344,284	KGHM Polska Miedz	25,025	566,851
Bank Leumi Le-Israel	979,000	3,539,181	Polski Koncern Naftowy Orlen	22,192	408,995
Nice Systems, ADR	9,000 a	468,540	Powszechna Kasa		
Super-Sol	1,565,094	4,220,179	Oszczednosci Bank Polski	1,187,441	12,943,563
		12,572,184	Telekomunikacja Polska	1,100,367	7,695,844
Malaysia−5.2%					**21,615,253**
AMMB Holdings	6,388,100	4,566,102	**Russia−4.9%**		
Bumiputra-Commerce Holdings	5,361,500	8,361,229	Gazprom, ADR	305,400	25,836,840
Digi.Com	339,500 a	800,544	LUKOIL, ADR	551,900	44,096,810
Gamuda	7,233,300	6,876,796	MMC Norilsk Nickel, ADR	4,959	441,351
Genting	2,086,300	13,408,709	Novolipetsk Steel, GDR	286,000 b	6,006,000
Kuala Lumpur Kepong	1,906,400	4,772,219	Rostelecom, ADR	31,700	637,487
Malayan Banking	3,663,000	10,927,512			**77,018,488**
Maxis Communications	1,711,600	4,002,415	**South Africa−8.0%**		
MK Land Holdings	1,545,000	263,528	African Bank Investments	83,857	394,597
Resorts World	2,733,700	9,560,399	Alexander Forbes	2,300,119	5,857,562
RHB Capital	714,300	473,772	Aveng	1,953,441	7,557,108
Sime Darby	10,285,300	17,179,125	Bidvest Group	799,443	13,486,143
		81,192,350	Foschini	60,781	562,951
Mexico−6.8%			Illovo Sugar	433,876	1,031,731
Alfa, Cl. A	110,400	586,134	Investec	13,268	666,090
Cemex	1,112,642	6,887,688	Mittal Steel South Africa	57,187	565,006
Cemex, ADR	13,000	802,880	Nampak	4,376,859	11,714,221
Coca-Cola Femsa, ADR	710,500	21,727,090	Nedbank Group	1,329,797	25,776,276
Controladora Comercial Mexicana	9,001,500	16,242,455	Network Healthcare Holdings	3,826,905	4,997,013
Desc	1,374,233 a	1,679,366	Sanlam	6,167,830	16,057,368
Embotelladoras Arca	1,098,000	2,610,217	Sappi	1,566,421	19,843,874
Fomento Economico Mexicano, ADR	6,500	565,435	Sasol	274,571	9,397,321
Groupo Televisa, ADR	5,000	392,300	Shoprite Holdings	326,496	1,060,251
Grupo Aeroportuario del Sureste, ADR	269,300	9,086,182	Steinhoff International Holdings	1,458,299	4,790,033
Grupo Continental	3,047,500	5,193,462	Telkom SA	40,889	1,081,088
Grupo Mexico	252,024	646,043	Tiger Brands	22,376	555,317
Industrias CH	18,500 a	41,860	Truworths International	106,499	450,872
Kimberly-Clark de Mexico, Cl. A	2,999,500	10,309,233			**125,844,822**
Telefonos de Mexico, ADR	1,335,600	29,904,084	**South Korea−18.6%**		
		106,674,429	Daegu Bank	38,900	601,435
Philippines−.8%			Daelim Industrial	111,660	7,455,617
ABS-CBN Broadcasting	1,568,300 a	339,348	Dongbu Insurance	24,560	475,153
Banco de Oro Universal Bank, GDR	342,200 b	4,465,710	Hanmi Pharm	3,464	479,845

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares		Value ($)
South Korea (continued)			
Honam Petrochemical	6,340		371,721
Hyundai Department Store	8,469		900,397
Hyundai Development	9,930		451,654
Hyundai Heavy Industries	6,050		479,926
Hyundai Mobis	60,780		5,111,321
Hyundai Motor	198,640		16,897,508
Industrial Bank of Korea	300,730		4,927,399
INTOPS	12,388		440,878
Kangwon Land	58,727		1,163,500
Kookmin Bank	368,314		28,000,508
Korea Electric Power	500,555		21,694,253
Korean Air Lines	100,720		3,306,572
KT	52,990		2,103,431
KT, ADR	958,000		19,562,360
Kumho Tire	650,740		9,918,505
Kumho Tire, GDR	308,200	a,b	2,521,076
LG Chem	214,500		10,790,585
LG Electronics	268,310		22,011,871
LG Telecom	77,771		638,754
Lotte Shopping, GDR	405,400	b	8,566,102
POSCO	65,000		15,282,842
POSCO, ADR	100,450		5,870,298
Pusan Bank	38,080		502,843
Samsung Electronics	56,212		39,395,446
Samsung SDI	86,840		7,688,163
Shinhan Financial Group	215,370		8,479,050
SK	212,770		13,104,669
SK Telecom	41,012		8,515,846
SK Telecom, ADR	974,490		23,533,934
Woori Investment & Securities	20,890		495,738
			291,739,200
Taiwan–15.9%			
Accton Technology	3,368,225	a	1,768,678
Advanced Semiconductor Engineering	10,026,355		8,287,109
Asia Cement	846,360		561,088
Benq	8,465,100		8,311,331
Catcher Technology	75,190		587,887
Cathay Financial Holding	1,252,000		2,410,343
Chi Mei Optoelectronics	305,000		463,854
China Development Financial Holding	922,000	a	352,918
China Motor	7,945,220		8,934,189
China Steel	9,043,000		8,198,730
Chinatrust Financial Holding	9,091,481		7,617,586

	Shares		Value ($)
Taiwan (continued)			
Chunghwa Telecom, ADR	520,300		9,833,670
Compal Electronics	25,277,576		23,549,726
Elan Microelectronics	2,249,724		1,041,091
Evergreen Marine	394,900		255,215
First Financial Holding	24,111,300		18,603,106
Formosa Chemicals & Fibre	5,536,000		8,705,220
Fubon Financial Holding	5,329,000		4,766,282
High Tech Computer	41,600		898,338
Nien Hsing Textile	2,056,000		1,330,523
Nien Made Enterprises	971,000		1,235,860
Novatek Microelectronics	102,909		707,851
Optimax Technology	5,191,284		6,430,746
Phoenix Precision Technology	304,357		613,524
Powerchip Semiconductor	8,051,000		4,918,961
Quanta Computer	15,686,433		23,916,356
Shin Kong Financial Holding	3,608,000		3,126,693
Siliconware Precision Industries	383,084		492,128
SinoPac Financial Holdings	33,479,225		17,683,732
Sunplus Technology	5,127,669		6,141,308
Taiwan Cement	1,260,000		948,896
Taiwan Mobile	10,500,806		9,684,092
Taiwan Semiconductor Manufacturing, ADR	44,800		435,904
Uni-President Enterprises	4,118,000		2,343,395
United Microelectronics	70,509,931		41,297,172
United Microelectronics, ADR	54,800		172,620
Wan Hai Lines	1,200,000		736,317
Yageo	30,431,960	a	11,549,503
			248,911,942
Thailand–2.2%			
Bank of Ayudhya	853,000		369,302
Charoen Pokphand Foods	20,310,700		2,658,218
Delta Electronics Thai	956,700		497,768
Kasikornbank	5,488,700		9,300,806
Krung Thai Bank	34,854,800		10,484,262
PTT	63,300		399,986
Siam Commercial Bank	6,691,400		10,451,749
Siam Makro	547,400		914,761
			35,076,852
Turkey–.6%			
Tupras Turkiye Petrol Rafine	466,856		8,971,167
Turkiye Garanti Bankasi	87,277	a	395,204
			9,366,371

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)
United States–.3%		
iShares MSCI Emerging Markets Index Fund	17,000	1,647,300
Taro Pharmaceuticals Industries	200,700 ª	3,317,571
		4,964,871
Total Common Stocks		
(cost $1,042,299,057)		**1,461,278,203**
Preferred Stocks–3.9%		
Brazil:		
Banco Bradesco	27,000	1,113,822
Braskem, Cl. A	388,700	3,338,775
Centrais Eletricas Brasileiras, Cl. B	329,041	7,228,518
Cia de Tecidos do Norte de Minas	53,122	5,928,850
Cia Energetica de Minas Gerais	147,536	7,573,098
Cia Paranaense de Energia, Cl. B	856,680	9,399,876
Duratex	189,500	3,435,719
Perdigao	17,600	650,541
Petroleo Brasileiro	35,600	749,721
Telecomunicacoes de Sao Paulo	274,027	6,426,440
Telemar Norte Leste, Cl. A	150,904	4,455,701

Preferred Stocks (continued)	Shares	Value ($)
Brazil (continued)		
Telemig Celular Participacoes	3,346,453	9,455,483
Tim Participacoes	187,200	726,408
Ultrapar Participacoes	34,700	563,763
Total Preferred Stocks		
(cost $30,333,622)		**61,046,715**

Short-Term Investment–1.3%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
J.P.Morgan Securities 4.46%, dated 2/28/2006, due 3/1/2006 in the amount of $20,302,515 (fully collateralized by $20,732,000 U.S. Treasury Notes, 4.375%, due 1/31/2008, value $20,707,122)		
(cost $20,300,000)	20,300,000	**20,300,000**

Total Investments			
(cost $1,092,932,679)		**98.4%**	**1,542,624,918**
Cash and Receivables (Net)		**1.6%**	**25,346,579**
Net Assets		**100.0%**	**1,567,971,497**

ADR—American Depository Receipts.
GDR—Global Depository Receipts.
ª Non-income producing.
ᵇ Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $67,262,030 or 4.3% of net assets.
ᶜ The value of this security has been determined in good faith under the direction of the Trust's Board.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Telecommunications	12.5	Health Care	3.3
Banking	9.8	Beverages & Tobacco	3.2
Energy	7.7	Electrical & Electronics	3.2
Energy Equipment & Services	7.1	Chemicals	2.9
Financial Services	7.1	Multi-Industry	2.9
Electronic Components & Instruments	6.5	Building Materials	2.0
Technology	4.2	Forest Products & Paper	2.0
Utilities	4.0	Other	12.7
Automobiles	3.8		
Metals	3.5		**98.4**

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

Mellon Balanced Fund

Common Stocks—37.4%	Shares	Value ($)
Consumer Cyclical—3.8%		
Aeropostale	14,500 [a]	416,005
Bed Bath & Beyond	18,660 [a]	672,506
Best Buy	21,500	1,157,990
Chico's FAS	21,120 [a]	993,696
Coach	11,600 [a]	414,352
Coldwater Creek	33,435 [a]	751,285
McDonald's	23,530	821,432
Nike, Cl. B	12,100	1,050,038
Nordstrom	13,480	512,240
Starbucks	45,900 [a]	1,667,088
Starwood Hotels & Resorts Worldwide	16,780	1,065,530
Target	17,840	970,496
Wal-Mart Stores	37,560	1,703,722
Walgreen	29,670	1,330,996
		13,527,376
Consumer Staples—2.8%		
Altria Group	23,200	1,668,080
Anheuser-Busch Cos.	27,500	1,142,350
Coca-Cola	12,360	518,749
Fortune Brands	7,940	615,747
General Mills	23,960	1,180,030
PepsiCo	31,700	1,873,787
Procter & Gamble	51,895	3,110,068
		10,108,811
Energy—3.8%		
Amerada Hess	9,770	1,351,289
Apache	16,250	1,087,450
ConocoPhillips	27,520	1,677,619
Devon Energy	17,638	1,034,116
Exxon Mobil	65,850	3,909,515
Occidental Petroleum	17,360	1,589,134
Suncor Energy	15,030	1,123,492
Transocean	11,600 [a]	860,488
XTO Energy	24,156	1,011,895
		13,644,998
Health Care—5.1%		
Abbott Laboratories	28,730	1,269,292
Aetna	23,560	1,201,560
Amgen	26,010 [a]	1,963,495
Boston Scientific	46,890 [a]	1,145,054
Fisher Scientific International	8,000 [a]	545,280
Johnson & Johnson	27,630	1,592,870
Health Care (continued)		
Kinetic Concepts	7,900 [a]	293,090
Medtronic	25,820	1,392,989
Novartis, ADR	18,050 [b]	961,162
Pfizer	118,023	3,091,022
Sanofi-Aventis, ADR	19,400	827,022
UnitedHealth Group	45,400	2,643,642
Wyeth	26,140	1,301,772
		18,228,250
Interest Sensitive—8.3%		
Allstate	14,110	772,946
American Express	11,420	615,310
American International Group	44,296	2,939,483
Bank of America	14,791	678,167
Bear Stearns Cos.	6,030	810,673
Capital One Financial	17,150	1,502,340
Citigroup	44,806	2,077,654
Commerce Bancorp/NJ	10,500 [b]	348,285
Fannie Mae	14,620	799,422
Freddie Mac	19,070	1,285,127
General Electric	108,260	3,558,506
Goldman Sachs Group	12,610	1,781,667
JPMorgan Chase & Co.	72,572	2,985,612
Lehman Brothers Holdings	9,430	1,376,308
Morgan Stanley	11,880	708,761
PNC Financial Services Group	14,010	985,603
Radian Group	5,970	338,798
Simon Property Group	10,460	867,866
St. Paul Travelers Cos.	37,490	1,611,320
US Bancorp	34,086	1,053,598
Wachovia	13,367	749,488
Wells Fargo & Co.	29,480	1,892,616
		29,739,550
Producer Goods—4.0%		
Air Products & Chemicals	24,780	1,589,885
Caterpillar	19,880	1,452,830
Companhia Vale do Rio Doce, ADR	20,720	962,030
Cooper Industries, Cl. A	7,990	668,763
Freeport-McMoRan Copper & Gold, Cl. B	25,490	1,290,559
General Dynamics	9,490	1,169,832
Goodrich	16,900	707,096
Honeywell International	22,570	924,241
Inco	24,510 [a]	1,184,323

Mellon Balanced Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Ingersoll-Rand, Cl. A	22,300	914,969
ITT Industries	12,460	654,150
L-3 Communications Holdings	6,860	570,135
Tyco International	38,370	989,562
United Technologies	25,320	1,481,220
		14,559,595
Services—1.7%		
Allied Waste Industries	39,900 [a]	427,329
Meredith	12,900	710,661
News, Cl. B	116,290	1,994,374
Sprint Nextel	68,416	1,644,036
Time Warner	68,390	1,183,831
		5,960,231
Technology—6.2%		
Amdocs	18,310 [a]	606,427
Apple Computer	20,700 [a]	1,418,778
Cisco Systems	121,180 [a]	2,452,683
Corning	45,400 [a]	1,108,214
Danaher	17,610	1,066,814
Dell	52,580 [a]	1,524,820
eBay	39,140 [a]	1,567,948
Electronic Arts	14,110 [a]	733,297
Google, Cl. A	3,500 [a]	1,269,170
Intel	83,440	1,718,864
Linear Technology	21,640	797,650
Marvell Technology Group	10,900 [a]	667,298
Microsoft	155,620	4,186,178
Motorola	67,900	1,453,060
Qualcomm	39,750	1,876,598
		22,447,799
Utilities—1.7%		
AT & T	28,597	788,991
Constellation Energy Group	15,470	908,708
Dynegy, Cl. A	73,000 [a]	394,930
Entergy	10,330	749,028
Exelon	25,310	1,445,454
PPL	25,400	807,720
Telefonos de Mexico, ADR	41,700	933,663
		6,028,494
Total Common Stocks		
(cost $94,479,082)		**134,245,104**

Bonds and Notes—39.8%	Principal Amount ($)	Value ($)
Asset-Backed Certificates—1.0%		
Caterpillar Financial Asset Trust, Ser. 2005-A, Cl. A4, 4.10%, 6/25/2010	755,000	740,103
CIT Equipment Collateral, Ser. 2004-DFS, Cl. A2, 2.66%, 11/20/2006	12,968 [c]	12,952
CNH Equipment Trust, Ser. 2005-A, Cl. A4B, 4.29%, 6/15/2012	385,000	378,078
Harley-Davidson Motorcycle Trust: Ser. 2003-4, Cl. A2, 2.69%, 4/15/2011	670,000	650,733
Ser. 2005-3, Cl. A2, 4.41%, 6/15/2012	275,000	271,753
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4, 3.28%, 2/18/2010	910,000	880,231
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4, 3.91%, 9/15/2011	590,000	576,154
		3,510,004
Banking & Finance—4.8%		
American Express, Notes, 4.75%, 6/17/2009	1,235,000	1,222,744
AXA Financial, Sr. Notes, 7.75%, 8/1/2010	500,000	548,233
Bank of America, Sr. Notes, 5.875%, 2/15/2009	750,000	765,372
Bear Stearns Cos., Notes, 4.50%, 10/28/2010	980,000	951,334
Caterpillar Financial Services, Notes, Ser. F, 3.625%, 11/15/2007	810,000	790,784
CIT Group, Debs, 5.875%, 10/15/2008	1,200,000	1,218,164
Citigroup, Sr. Notes, 6.20%, 3/15/2009	750,000	772,156
Countrywide Home Loans, Gtd. Notes, Ser. L, 4%, 3/22/2011	700,000	655,453
Credit Suisse USA, Notes, 4.875%, 8/15/2010	600,000 [b]	592,591
ERP Operating, Notes, 6.95%, 3/2/2011	750,000	801,835
General Electric Capital, Notes, Ser. A, 3.125%, 4/1/2009	950,000	897,023
Goldman Sachs Group, Notes, 4.75%, 7/15/2013	1,000,000	962,262

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking & Finance (continued)		
HSBC Bank USA NA/New York, NY, Sub. Notes, 5.625%, 8/15/2035	500,000	492,906
JP Morgan & Co., Sub. Notes, 6.25%, 1/15/2009	750,000	769,065
KFW, Gov't Gtd. Notes, 3.75%, 1/24/2008	975,000	954,342
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes, 3.25%, 10/12/2007	895,000	873,230
Lehman Brothers Holdings, Notes, 7%, 2/1/2008	875,000	904,983
Merrill Lynch & Co., Notes, Ser. C, 4.125%, 9/10/2009	900,000	873,984
Morgan Stanley, Unsub. Bonds, 6.75%, 4/15/2011	775,000	826,329
PNC Funding, Sr. Notes, 4.50%, 3/10/2010	900,000	878,851
Simon Property Group, Notes, 4.60%, 6/15/2010	665,000	646,433
		17,398,074
Commercial Mortgage Pass-Through Certificates—1.5%		
Asset Securitization, Ser. 1995-MD4, Cl. A1, 7.10%, 8/13/2029	69,396	70,517
Citigroup/Deutsche Bank Commercial Mortgage Securities, Ser. 2006-CD2, Cl. A3, 5.608%, 1/15/2046	690,000	693,418
CS First Boston Mortgage Securities, Ser. 2005-C2, Cl. A2, 4.577%, 4/15/2037	450,000	438,684
GS Mortgage Securities II:		
Ser. 1998-GLII, Cl. A2, 6.562%, 4/13/2031	2,375,000	2,432,333
Ser. 2005-GG4, Cl. A4, 4.761%, 7/10/2039	350,000	336,644
JP Morgan Chase Commercial Mortgage Securities:		
Ser. 2005-CB11, Cl. A2, 5.016%, 8/12/2037	520,000	515,782
Ser. 2005-LDP2, Cl. AM, 4.78%, 7/15/2042	740,000	709,765
		5,197,143
Electric Power—.2%		
FPL Group Capital, Gtd. Debs., 6.125%, 5/15/2007	700,000	**707,625**
Energy—.2%		
Devon Financing, Gtd. Notes, 6.875%, 9/30/2011	600,000	**645,765**
Food & Beverages—.2%		
Archer-Daniels-Midland, Notes, 5.375%, 9/15/2035	715,000 [b]	**687,393**
Foreign Government—1.0%		
Financement-Quebec, Gov't Gtd. Notes, 5%, 10/25/2012	605,000	603,879
Province of Ontario:		
Notes, 5.125%, 7/17/2012	500,000	505,738
Sr. Unsub. Bonds, 5.50%, 10/1/2008	465,000	470,650
Republic of Italy, Bonds, 4%, 6/16/2008	1,410,000	1,380,552
United Mexican States, Notes, 6.625%, 3/3/2015	500,000 [b]	542,500
		3,503,319
Residential Mortgage Pass-Through Certificates—.1%		
Washington Mutual, Ser. 2003-S4, Cl. 4A1, 4%, 2/25/2032	263,404	**245,230**
Services—1.4%		
British Sky Broadcasting, Gtd. Notes, 6.875%, 2/23/2009	330,000	342,956
CBS, Gtd. Notes, 6.625%, 5/15/2011	600,000	627,078
Comcast, Gtd. Notes, 5.85%, 1/15/2010	600,000	607,470
News America Holdings, Gtd. Debs, 7.60%, 10/11/2015	665,000	748,477
Seminole Tribe of Florida, Notes, 5.798%, 10/1/2013	1,100,000 [c]	1,085,899
Univision Communications, Gtd. Notes, 3.875%, 10/15/2008	1,150,000	1,100,205
Wal-Mart Stores, Bonds, 5.25%, 9/1/2035	690,000	667,406
		5,179,491
Technology—.7%		
Cisco Systems, Notes, 5.50%, 2/22/2016	800,000	807,009
International Business Machines, Debs., 7%, 10/30/2025	650,000	762,293
Oracle Corp and Ozark Holding, Notes, 5%, 1/15/2011	1,000,000 [c]	988,262
		2,557,564

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications–.8%		
AT & T,		
Notes, 5.30%, 11/15/2010	600,000	598,816
Sprint Capital,		
Notes, 8.375%, 3/15/2012	950,000	1,092,698
Verizon Global Funding,		
Notes, 7.25%, 12/1/2010	600,000	646,728
Vodafone Group,		
Sr. Notes, 7.75%, 2/15/2010	600,000	651,393
		2,989,635
U.S. Government–13.5%		
U.S. Treasury:		
Bonds:		
6.25%, 8/15/2023	6,780,000	8,018,909
6%, 2/15/2026	50,000	58,457
5.375%, 2/15/2031	1,950,000	2,171,267
Inflation Protection Securities,		
3.375%, 1/15/2007	2,851,147 d	2,898,618
Notes:		
1.50%, 3/31/2006	3,925,000 b	3,916,569
4.375%, 5/15/2007-12/15/2010	3,935,000 b	3,913,358
5.50%, 2/15/2008	2,145,000 b	2,179,341
6%, 8/15/2009	10,435,000 b	10,885,374
4%, 11/15/2012	5,420,000 b	5,232,414
4.125%, 5/15/2015	2,195,000 b	2,119,624
4.50%, 11/15/2015	7,245,000 b	7,195,154
		48,589,085
U.S. Government Agencies–3.0%		
Federal Farm Credit Bank:		
Bonds, 4.125%, 4/15/2009	855,000	835,686
Notes, 4.875%, 12/16/2015	620,000	619,260
Federal Home Loan Bank,		
Bonds:		
3.75%, 3/7/2007	130,000	128,491
4%, 4/25/2007	85,000	84,088
3.875%, 2/15/2008	760,000	745,942
4.25%, 5/16/2008	610,000	601,948
Ser. 571, 4.65%, 8/22/2008	425,000	421,845
Federal Home Loan Mortgage Corp.:		
Bonds, 4.625%, 8/15/2008	550,000	545,793
Notes:		
4.50%, 8/22/2007-10/11/2007	1,175,000	1,166,714
5%, 12/28/2007	455,000	454,045
U.S. Government Agencies (continued)		
Federal Home Loan Mortgage Corp. (continued):		
Notes (continued):		
4.625%, 9/15/2008	555,000	550,688
4.90%, 11/3/2008	730,000	725,394
4.625%, 12/19/2008	610,000	605,698
5.33%, 2/27/2009	495,000	494,562
4.375%, 1/25/2010	335,000	327,664
Federal National Mortgage Association,		
Notes:		
4%, 5/9/2007	585,000	578,291
4.125%, 6/16/2008	590,000	580,300
4.50%, 8/15/2008	420,000	415,771
4.75%, 8/25/2008	425,000	422,611
5.20%, 11/8/2010	630,000	628,475
		10,933,266
U.S. Government Agencies/ Mortgage-Backed–11.4%		
Federal Home Loan Mortgage Corp. :		
4.50%	4,065,000 e	3,936,668
5.50%, 9/1/2006-3/1/2035	3,709,750	3,705,165
8.50%, 6/1/2018	555,298	596,073
5%, 10/1/2018-1/1/2036	5,533,734	5,388,288
6%, 7/1/2020	245,800	250,023
7%, 8/1/2029	132,521	137,200
5.625%, 7/1/2031	121,659	124,485
6.50%, 8/1/2032	797,735	817,925
5.106%, 10/1/2035	1,264,182	1,248,890
Federal National Mortgage Association:		
7%, 6/1/2009-6/1/2032	499,763	514,328
8%, 2/1/2013	186,107	191,573
6.50%, 3/1/2017-6/1/2035	1,979,450	2,031,657
5%, 5/1/2019-8/1/2035	6,468,245	6,316,745
6%, 9/1/2019-3/1/2035	3,645,501	3,692,793
5.50%, 1/1/2020-11/1/2035	7,144,444	7,103,322
4.50%, 8/1/2020	247,205	240,378
7.50%, 7/1/2032	205,144	214,822
4.978%, 9/1/2035	1,406,772	1,385,413
5.112%, 10/1/2035	1,237,788	1,224,405
Government National Mortgage Association I:		
8%, 2/15/2008	118,179	119,914
6%, 10/15/2008-10/15/2033	594,049	604,431
9%, 12/15/2009	304,395	315,048
7%, 5/15/2023	276,846	289,044
7%, 11/15/2023	104,708	109,321

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)	Short-Term Investment−.9%	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)			**Repurchase Agreement;**		
Government National Mortgage Association I (continued):			Citigroup Global Markets Holdings, 4.56%, dated 2/28/2006, due 3/1/2006 in the amount of $3,190,404 (fully collateralized by $4,894,184 of U.S. Treasury Strips, due 11/15/2014, value $3,253,800) (cost $3,190,000)	3,190,000	**3,190,000**
6.50%, 2/15/2024	216,855	226,545			
7.50%, 3/15/2027	140,682	148,199			
		40,932,655			
Total Bonds and Notes (cost $144,768,423)		**143,076,249**			

Other Investments−22.9%	Shares	Value ($)	Investment of Cash Collateral for Securities Loaned−10.5%	Shares	Values
Registered Investment Companies:			**Registered Investment Company;**		
Mellon Emerging Markets Fund, Class M Shares	762,298 [f]	18,699,165	Dreyfus Institutional Cash Advantage Plus Fund (cost $37,776,994)	37,776,994 [g]	**37,776,994**
Mellon International Fund, Class M Shares	1,755,930 [f]	28,902,606			
Mellon Mid Cap Stock Fund, Class M Shares	1,565,437 [f]	23,090,195	**Total Investments** (cost $344,436,413)	**111.5%**	400,518,312
Mellon Small Cap Stock Fund, Class M Shares	724,294 [f]	11,537,999	**Liabilities, Less Cash and Receivables**	**(11.5%)**	**(41,235,848)**
Total Other Investments (cost $64,221,914)		**82,229,965**	**Net Assets**	**100.0%**	**359,282,464**

ADR—American Depository Receipts.

[a] Non-income producing.

[b] All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on loan is $37,065,773 and the total market value of the collateral held by the fund is $38,104,259, consisting of cash collateral of $37,776,994 and U.S. Government and agency securities valued at $327,265.

[c] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $2,087,113 or .6% of net assets.

[d] Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

[e] Purchased on a forward commitment basis.

[f] Investment in affiliated mutual fund.

[g] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Registered Investment Companies	22.9	Health Care	5.1
U.S. Government	13.5	Banking/Finance	4.8
Short-Term/Money Market Investments	11.4	Producer Goods	4.0
U.S. Government Agencies/Mortgage-Backed	11.4	Other	23.2
Interest Sensitive	8.3		
Technology	6.9		**111.5**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Assets ($):				
Investments in securities–				
See Statement of Investments†				
(including securities on loan)††–Note 2(b):				
Unaffiliated isuers	1,840,691,142	420,250,374	1,662,551,339	729,708,929
Affiliated issuers	101,419,565	10,119,920	–	84,199,173
Cash	–	–	2,227,595	886,454
Receivable for investment securities sold	–	8,367,157	18,005,161	11,071,300
Dividends and interest receivable	2,966,874	1,141,465	1,264,134	284,637
Receivable for shares of Beneficial Interest subscribed	737,021	87,500	960,528	749,259
Prepaid expenses	34,790	15,802	50,986	18,729
	1,945,849,392	**439,982,218**	**1,685,059,743**	**826,918,481**
Liabilities ($):				
Due to The Dreyfus Corporation				
and affiliates–Note 4(c)	938,549	214,228	981,375	498,571
Due to Administrator–Note 4(a)	184,964	41,934	165,880	74,325
Cash overdraft due to Custodian	1,219,939	950,483	–	–
Liability for securities on loan–Note 2(b)	101,419,565	10,119,920	–	84,199,173
Payable for investment securities purchased	–	10,058,950	20,000,625	2,452,975
Payable for shares of Beneficial Interest redeemed	1,672,802	171,901	1,178,520	503,810
Accrued expenses	49,630	32,773	75,796	43,530
	105,485,449	**21,590,189**	**22,402,196**	**87,772,384**
Net Assets ($)	**1,840,363,943**	**418,392,029**	**1,662,657,547**	**739,146,097**
Composition of Net Assets ($):				
Paid-in capital	1,332,660,410	296,890,277	1,136,406,603	547,390,940
Accumulated undistributed				
investment income–net	512,023	11,866	5,567,031	41,710
Accumulated net realized gain				
(loss) on investments	(25,792,755)	14,958,149	82,358,322	44,110,286
Accumulated net unrealized appreciation				
(depreciation) on investments	532,984,265	106,531,737	438,325,591	147,603,161
Net Assets ($)	**1,840,363,943**	**418,392,029**	**1,662,657,547**	**739,146,097**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	1,834,723,740	417,133,776	1,625,147,057	733,620,722
Shares Outstanding	177,967,696	41,037,374	110,163,591	46,063,823
Net Asset Value Per Share ($)	**10.31**	**10.16**	**14.75**	**15.93**
Investor Shares				
Net Assets ($)	5,640,203	1,258,253	29,984,748	5,525,375
Shares Outstanding	545,986	123,049	2,045,709	352,416
Net Asset Value Per Share ($)	**10.33**	**10.23**	**14.66**	**15.68**
Dreyfus Premier Shares				
Net Assets ($)	–	–	7,525,742	–
Shares Outstanding	–	–	527,045	–
Net Asset Value Per Share ($)	**–**	**–**	**14.28**	**–**
† **Investments at cost ($):**				
Unaffiliated issuers	1,307,706,877	313,718,637	1,224,225,748	582,105,768
Affiliated issuers	101,419,565	10,119,920	–	84,199,173
†† **Value of securities on loan ($)**	**97,381,580**	**9,627,619**	**–**	**93,244,876**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Assets ($):			
Investments in securities−See Statement of Investments† (including securities on loan)††−Note 2(b):			
Unaffiliated isuers	2,078,093,098	1,542,624,918	280,511,353
Affiliated issuers	−	−	120,006,959
Cash	4,405,674	3,456,800	−
Cash denominated in foreign currencies†††	32,170,145	19,950,722	−
Receivable for investment securites sold	6,587,663	8,750,715	1,730,438
Dividends and interest receivable	2,375,618	4,584,868	1,358,926
Receivable for shares of Beneficial Interest subscribed	2,219,996	1,069,925	162,000
Paydowns receivable	−	−	33,210
Unrealized appreciation on foreign currency exchange contracts−Note 2(e)	1,322	−	−
Prepaid expenses	36,811	32,901	12,847
	2,125,890,327	1,580,470,849	403,815,733
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates−Note 4(c)	1,635,467	1,861,632	130,896
Due to Administrator−Note 4(a)	208,406	157,624	27,849
Cash overdraft due to Custodian	−	−	176,351
Payable for investment securities purchased	13,965,235	9,250,539	6,319,441
Liability for securities on loan−Note 2(b)	−	−	37,776,994
Payable for shares of Beneficial Interest redeemed	421,539	1,176,565	56,196
Unrealized depreciation on foreign currency exchange contracts−Note 2(e)	843	20,345	−
Interest payable−Note 3	−	−	4,362
Accrued expenses	73,729	32,647	41,180
	16,305,219	12,499,352	44,533,269
Net Assets ($)	2,109,585,108	1,567,971,497	359,282,464
Composition of Net Assets ($):			
Paid-in capital	1,694,412,628	974,928,294	273,721,690
Accumulated undistributed (distributions in excess of) investment income−net	(771,804)	(3,607,678)	187,625
Accumulated net realized gain (loss) on investments	95,535,228	146,741,852	29,291,250
Accumulated net unrealized appreciation (depreciation) on investments	−	−	56,081,899
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions	320,409,056	449,909,029	−
Net Assets ($)	2,109,585,108	1,567,971,497	359,282,464
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	2,104,422,094	1,558,574,765	356,362,417
Shares Outstanding	127,816,390	63,541,978	27,070,614
Net Asset Value Per Share ($)	16.46	24.53	13.16
Investor Shares			
Net Assets ($)	5,163,014	9,396,732	2,920,047
Shares Outstanding	302,210	380,850	221,100
Net Asset Value Per Share ($)	17.08	24.67	13.21
† Investments at cost ($):			
Unaffiliated issuers	1,757,749,208	1,092,932,679	242,437,505
Affiliated issuers	−	−	101,998,908
†† Value of securities on loan ($)	−	−	37,065,773
††† Cash denominated in foreign currencies (cost) ($)	32,090,874	19,792,026	−

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Investment Income ($):				
Income:				
Cash dividends (net of $99,186, $8,848, $11,164 and $5,277 foreign taxes withheld at source, respectively)	14,140,423	5,626,016	11,094,235	3,213,898
Interest	1,185,864	139,018	519,913	188,795
Income from securities lending	30,656	23,618	2,586	276,430
Total Income	**15,356,943**	**5,788,652**	**11,616,734**	**3,679,123**
Expenses:				
Investment advisory fee–Note 4(a)	5,755,166	1,304,598	5,784,756	3,175,078
Administration fee–Note 4(a)	1,170,990	265,446	1,020,011	494,160
Custodian fees–Note 4(c)	54,655	15,740	53,468	39,489
Auditing fees	25,682	22,634	26,217	25,336
Trustees' fees and expenses–Note 4(d)	15,032	5,013	25,448	13,524
Legal fees	9,702	2,987	10,671	4,573
Registration fees	9,181	9,969	31,178	7,408
Shareholder servicing costs–Note 4(c)	5,983	1,471	41,352	6,322
Prospectus and shareholders' reports	3,729	6,407	15,016	5,708
Distribution fees–Note 4(b)	–	–	28,440	–
Interest expense–Note 3	–	–	38,279	28,224
Miscellaneous	23,507	5,514	11,180	11,973
Total Expenses	**7,073,627**	**1,639,779**	**7,086,016**	**3,811,795**
Less–reduction in custody fees due to earnings credits–Note 2(b)	(783)	(611)	–	–
Net Expenses	**7,072,844**	**1,639,168**	**7,086,016**	**3,811,795**
Investment Income (Loss)–Net	**8,284,099**	**4,149,484**	**4,530,718**	**(132,672)**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):				
Net realized gain (loss) on investments	36,608,930	18,217,375	94,451,445	45,817,844
Net unrealized appreciation (depreciation) on investments	54,945,535	1,532,392	93,174,078	15,010,791
Net Realized and Unrealized Gain (Loss) on Investments	**91,554,465**	**19,749,767**	**187,625,523**	**60,828,635**
Net Increase in Net Assets Resulting from Operations	**99,838,564**	**23,899,251**	**192,156,241**	**60,695,963**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Investment Income ($):			
Income:			
Cash dividends (net of $710,348, $1,624,881 and $7,820 foreign taxes withheld at source, respectively)	15,141,546	12,808,874	2,103,157
Interest	584,055	456,321	2,773,030
Income from securities lending	11,212	260	16,496
Total Income	**15,736,813**	**13,265,455**	**4,892,683**
Expenses:			
Investment advisory fee—Note 4(a)	8,341,418	8,359,760	781,078
Administration fee—Note 4(a)	1,297,811	961,284	174,818
Custodian fees—Note 4(c)	1,011,559	1,564,122	16,496
Interest expense—Note 3	69,225	40,738	27,973
Registration fees	26,182	22,274	12,376
Trustees' fees and expenses—Note 4(d)	23,677	12,586	8,656
Auditing fees	21,932	12,487	15,915
Legal fees	15,098	9,338	3,160
Shareholder servicing costs—Note 4(c)	5,818	8,886	3,089
Prospectus and shareholders' reports	4,064	4,657	2,846
Miscellaneous	37,368	29,487	10,123
Total Expenses	**10,854,152**	**11,025,619**	**1,056,530**
Less—reduction in custody fees due to earnings credits—Note 2(b)	(7,123)	(3,881)	–
Net Expenses	**10,847,029**	**11,021,738**	**1,056,530**
Investment Income—Net	**4,889,784**	**2,243,717**	**3,836,153**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):			
Net realized gain (loss) on investments	–	–	30,707,221
Net realized gain (loss) on investments and foreign currency transactions	160,279,756	182,839,684	–
Net realized gain (loss) on foreign currency exchange contracts	265,734	(787,664)	–
Net Realized Gain (Loss)	**160,545,490**	**182,052,020**	**30,707,221**
Net unrealized appreciation (depreciation) on investments	–	–	(13,461,655)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	75,788,941	137,182,148	–
Net Realized and Unrealized Gain (Loss) on Investments	**236,334,431**	**319,234,168**	**17,245,566**
Net Increase in Net Assets Resulting from Operations	**241,224,215**	**321,477,885**	**21,081,719**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Large Cap Stock Fund		Mellon Income Stock Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):				
Investment income−net	8,284,099	18,528,442	4,149,484	7,289,343
Net realized gain (loss) on investments	36,608,930	49,992,372	18,217,375	6,443,507
Net unrealized appreciation (depreciation) on investments	54,945,535	134,534,665	1,532,392	36,248,833
Net Increase (Decrease) in Net Assets Resulting from Operations	**99,838,564**	**203,055,479**	**23,899,251**	**49,981,683**
Dividends to Shareholders from ($):				
Investment income−net:				
Class M Shares	(8,290,207)	(18,372,314)	(4,183,313)	(7,052,698)
Investor Shares	(16,596)	(31,103)	(10,676)	(15,954)
Net realized gain on investments:				
Class M Shares	−	−	(9,670,958)	(27,270,508)
Investor Shares	−	−	(28,099)	(75,936)
Total Dividends	**(8,306,803)**	**(18,403,417)**	**(13,893,046)**	**(34,415,096)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	110,907,106	207,306,006	42,433,210	139,980,677
Investor Shares	1,765,692	1,519,222	399,488	276,218
Dividends reinvested:				
Class M Shares	474,979	921,282	6,807,656	18,406,441
Investor Shares	10,822	21,575	33,054	89,750
Cost of shares redeemed:				
Class M Shares	(101,492,710)	(203,961,213)	(37,059,858)	(53,808,276)
Investor Shares	(350,029)	(1,299,792)	(297,621)	(78,671)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**11,315,860**	**4,507,080**	**12,315,929**	**104,866,139**
Total Increase (Decrease) in Net Assets	**102,847,621**	**189,159,142**	**22,322,134**	**120,432,726**
Net Assets ($):				
Beginning of Period	1,737,516,322	1,548,357,180	396,069,895	275,637,169
End of Period	**1,840,363,943**	**1,737,516,322**	**418,392,029**	**396,069,895**
Undistributed investment income−net	512,023	534,727	11,866	56,371
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	10,975,048	22,038,590	4,234,225	14,483,294
Shares issued for dividends reinvested	46,954	98,190	681,717	1,931,894
Shares redeemed	(10,047,097)	(21,865,930)	(3,703,131)	(5,530,554)
Net Increase (Decrease) in Shares Outstanding	**974,905**	**270,850**	**1,212,811**	**10,884,634**
Investor Shares				
Shares sold	173,553	160,554	39,783	28,956
Shares issued for dividends reinvested	1,065	2,301	3,286	9,336
Shares redeemed	(34,662)	(139,866)	(29,526)	(8,150)
Net Increase (Decrease) in Shares Outstanding	**139,956**	**22,989**	**13,543**	**30,142**

See notes to financial statements.

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):				
Investment income (loss)−net	4,530,718	3,412,591	(132,672)	(593,032)
Net realized gain (loss) on investments	94,451,445	199,130,337	45,817,844	124,554,417
Net unrealized appreciation (depreciation) on investments	93,174,078	131,825,896	15,010,791	7,285,347
Net Increase (Decrease) in Net Assets				
Resulting from Operations	**192,156,241**	**334,368,824**	**60,695,963**	**131,246,732**
Dividends to Shareholders from ($):				
Investment income−net:				
Class M Shares	−	(3,984,308)	−	−
Investor Shares	−	(17,531)	−	−
Net realized gain on investments:				
Class M Shares	(183,025,292)	(77,822,375)	(112,398,891)	(19,844,248)
Investor Shares	(3,294,098)	(1,434,735)	(769,072)	(84,779)
Dreyfus Premier Shares	(913,704)	(570,464)	−	−
Total Dividends	**(187,233,094)**	**(83,829,413)**	**(113,167,963)**	**(19,929,027)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	169,820,808	215,658,261	50,367,245	124,390,649
Investor Shares	3,379,180	4,329,614	1,008,766	1,679,037
Dreyfus Premier Shares	71,539	163,180	−	−
Dividends reinvested:				
Class M Shares	107,568,941	46,621,454	67,324,425	11,761,061
Investor Shares	2,982,805	1,344,492	596,667	79,795
Dreyfus Premier Shares	777,763	488,518	−	−
Cost of shares redeemed:				
Class M Shares	(116,070,907)	(207,406,100)	(129,747,287)	(196,753,928)
Investor Shares	(2,899,506)	(5,592,823)	(431,122)	(921,111)
Dreyfus Premier Shares	(1,405,336)	(3,785,773)	−	−
Increase (Decrease) in Net Assets from				
Beneficial Interest Transactions	**164,225,287**	**51,820,823**	**(10,881,306)**	**(59,764,497)**
Total Increase (Decrease) in Net Assets	**169,148,434**	**302,360,234**	**(63,353,306)**	**51,553,208**
Net Assets ($):				
Beginning of Period	1,493,509,113	1,191,148,879	802,499,403	750,946,195
End of Period	**1,662,657,547**	**1,493,509,113**	**739,146,097**	**802,499,403**
Undistributed investment income−net	5,567,031	1,036,313	41,710	174,382

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Capital Share Transactions:				
Class M Shares				
Shares sold	11,714,337	16,035,142	3,171,621	7,529,761
Shares issued for dividends reinvested	7,812,296	3,594,561	4,506,320	707,645
Shares redeemed	(7,973,001)	(15,380,226)	(8,047,781)	(11,908,708)
Net Increase (Decrease) in Shares Outstanding	**11,553,632**	**4,249,477**	**(369,840)**	**(3,671,302)**
Investor Shares[a]				
Shares sold	232,179	326,579	62,121	104,401
Shares issued for dividends reinvested	217,886	103,982	40,562	4,851
Shares redeemed	(199,518)	(417,144)	(26,679)	(56,733)
Net Increase (Decrease) in Shares Outstanding	**250,547**	**13,417**	**76,004**	**52,519**
Dreyfus Premier Shares[a]				
Shares sold	5,087	12,634	–	–
Shares issued for dividends reinvested	58,264	38,315	–	–
Shares redeemed	(97,940)	(290,042)	–	–
Net Increase (Decrease) in Shares Outstanding	**(34,589)**	**(239,093)**	**–**	**–**

[a] *During the period ended February 28, 2006, 62,354 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $899,181 were automatically converted to 60,990 Investor shares and during the period ended August 31, 2005, 177,382 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $2,306,284 were automatically converted to 174,748 Investor shares.*

See notes to financial statements.

	Mellon International Fund		Mellon Emerging Markets Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):				
Investment income—net	4,889,784	21,904,629	2,243,717	18,781,352
Net realized gain (loss) on investments	160,545,490	140,860,965	182,052,020	162,788,793
Net unrealized appreciation (depreciation) on investments	75,788,941	100,934,933	137,182,148	192,279,052
Net Increase (Decrease) in Net Assets Resulting from Operations	**241,224,215**	**263,700,527**	**321,477,885**	**373,849,197**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(27,155,611)	(18,606,194)	(25,892,407)	(7,111,602)
Investor Shares	(45,673)	(11,955)	(106,816)	(21,031)
Net realized gain on investments:				
Class M Shares	(176,523,230)	(58,460,661)	(174,327,322)	(93,399,039)
Investor Shares	(348,562)	(46,662)	(817,032)	(338,211)
Total Dividends	**(204,073,076)**	**(77,125,472)**	**(201,143,577)**	**(100,869,883)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	204,427,094	532,302,524	118,351,711	276,540,708
Investor Shares	1,925,173	3,052,884	4,671,601	3,641,107
Dividends reinvested:				
Class M Shares	109,449,364	16,624,186	109,209,202	57,373,886
Investor Shares	206,346	49,927	440,610	348,588
Cost of shares redeemed:				
Class M Shares	(103,907,215)	(142,862,209)	(126,589,417)	(269,519,059)
Investor Shares	(531,159)	(781,894)	(804,656)	(3,774,228)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**211,569,603**	**408,385,418**	**105,279,051**	**64,611,002**
Total Increase (Decrease) in Net Assets	**248,720,742**	**594,960,473**	**225,613,359**	**337,590,316**
Net Assets ($):				
Beginning of Period	1,860,864,366	1,265,903,893	1,342,358,138	1,004,767,822
End of Period	**2,109,585,108**	**1,860,864,366**	**1,567,971,497**	**1,342,358,138**
Undistributed (distributions in excess of) investment income—net	(771,804)	21,539,696	(3,607,678)	20,147,828
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	12,498,458	34,292,129	4,956,405	13,502,727
Shares issued for dividends reinvested	6,993,569	1,088,683	4,884,132	2,793,276
Shares redeemed	(6,338,284)	(9,252,652)	(5,260,396)	(13,020,978)
Net Increase (Decrease) in Shares Outstanding	**13,153,743**	**26,128,160**	**4,580,141**	**3,275,025**
Investor Shares				
Shares sold	113,545	191,177	194,012	176,814
Shares issued for dividends reinvested	12,698	3,160	19,583	16,872
Shares redeemed	(31,162)	(48,259)	(32,737)	(183,120)
Net Increase (Decrease) in Shares Outstanding	**95,081**	**146,078**	**180,858**	**10,566**

See notes to financial statements.

	Mellon Balanced Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net	3,836,153	6,381,003
Net realized gain (loss) on investments	30,707,221	16,266,463
Net unrealized appreciation (depreciation) on investments	(13,461,655)	19,693,002
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,081,719**	**42,340,468**
Dividends to Shareholders from ($):		
Investment income–net:		
Class M Shares	(4,289,381)	(6,757,641)
Investor Shares	(27,744)	(17,186)
Net realized gain on investments:		
Class M Shares	(6,270,562)	–
Investor Shares	(45,032)	–
Total Dividends	**(10,632,719)**	**(6,774,827)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	9,552,737	15,452,501
Investor Shares	1,137,286	1,371,782
Dividends reinvested:		
Class M Shares	5,493,789	119,933
Investor Shares	67,277	12,030
Cost of shares redeemed:		
Class M Shares	(20,577,965)	(41,826,634)
Investor Shares	(213,312)	(312,570)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,540,188)**	**(25,182,958)**
Total Increase (Decrease) in Net Assets	**5,908,812**	**10,382,683**
Net Assets ($):		
Beginning of Period	353,373,652	342,990,969
End of Period	**359,282,464**	**353,373,652**
Undistributed investment income–net	187,625	668,597
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	736,047	1,254,690
Shares issued for dividends reinvested	425,189	9,722
Shares redeemed	(1,584,858)	(3,393,828)
Net Increase (Decrease) in Shares Outstanding	**(423,622)**	**(2,129,416)**
Investor Shares		
Shares sold	88,221	111,038
Shares issued for dividends reinvested	5,183	967
Shares redeemed	(16,402)	(25,405)
Net Increase (Decrease) in Shares Outstanding	**77,002**	**86,600**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each Mellon equity fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends

| | | Class M Shares | | | | |
| | Six Months Ended February 28, 2006 | | Year Ended August 31, | | | |
Mellon Large Cap Stock Fund	(Unaudited)	2005	2004	2003[a]	2002	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	9.79	8.74	8.16	7.77	9.52	12.50
Investment Operations:						
Investment income−net[c]	.05	.11	.07	.06	.05	.03
Net realized and unrealized gain (loss) on investments	.52	1.05	.58	.39	(1.59)	(2.97)
Total from Investment Operations	.57	1.16	.65	.45	(1.54)	(2.94)
Distributions:						
Dividends from investment income−net	(.05)	(.11)	(.07)	(.06)	(.05)	(.03)
Dividends from net realized gain on investments	−	−	−	−	(.16)	(.01)
Total Distributions	(.05)	(.11)	(.07)	(.06)	(.21)	(.04)
Net asset value, end of period	10.31	9.79	8.74	8.16	7.77	9.52
Total Return (%)	5.80[d]	13.27	7.95	5.76	(16.47)	(23.55)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[d]	.80	.81	.81	.81	.75[d]
Ratio of net expenses to average net assets	.40[d]	.80	.81	.81	.81	.75[d]
Ratio of net investment income to average net assets	.46[d]	1.13	.77	.83	.56	.27[d]
Portfolio Turnover Rate	11.46[d]	23.49	43.52	56.96	44.26	45.08[d]
Net Assets, end of period ($ x 1,000)	1,834,724	1,733,531	1,545,002	1,479,855	1,389,045	1,857,167

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
See notes to financial statements.

	Investor Shares					
Mellon Large Cap Stock Fund	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	9.82	8.76	8.16	7.77	9.52	9.99
Investment Operations:						
Investment income (loss)−net [b]	.03	.08	.06	.04	.03	(.00)[c]
Net realized and unrealized gain (loss) on investments	.52	1.06	.58	.39	(1.59)	(.47)
Total from Investment Operations	.55	1.14	.64	.43	(1.56)	(.47)
Distributions:						
Dividends from investment income−net	(.04)	(.08)	(.04)	(.04)	(.03)	(.00)[c]
Dividends from net realized gain on investments	−	−	−	−	(.16)	−
Total Distributions	(.04)	(.08)	(.04)	(.04)	(.19)	(.00)[c]
Net asset value, end of period	10.33	9.82	8.76	8.16	7.77	9.52
Total Return (%)	5.56[d]	13.08	7.88	5.50	(16.65)	(4.69)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[d]	1.05	1.06	1.07	1.07	.23[d]
Ratio of net expenses to average net assets	.53[d]	1.05	1.06	1.07	1.07	.23[d]
Ratio of net investment income (loss) to average net assets	.34[d]	.87	.59	.56	.31	(.05)[d]
Portfolio Turnover Rate	11.46[d]	23.49	43.52	56.96	44.26	45.08[d]
Net Assets, end of period ($ x 1,000)	5,640	3,985	3,356	2,121	803	1,496

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

Mellon Income Stock Fund	Six Months Ended February 28, 2006 (Unaudited)	Class M Shares				
		Year Ended August 31,				
		2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	9.92	9.50	8.56	8.24	10.39	12.50
Investment Operations:						
Investment income—net[d]	.10	.21	.16	.12	.11	.09
Net realized and unrealized gain (loss) on investments	.48	1.27	1.09	.37	(1.56)	(1.96)
Total from Investment Operations	.58	1.48	1.25	.49	(1.45)	(1.87)
Distributions:						
Dividends from investment income—net	(.10)	(.20)	(.17)	(.12)	(.11)	(.09)
Dividends from net realized gain on investments	(.24)	(.86)	(.14)	(.05)	(.59)	(.15)
Total Distributions	(.34)	(1.06)	(.31)	(.17)	(.70)	(.24)
Net asset value, end of period	10.16	9.92	9.50	8.56	8.24	10.39
Total Return (%)	5.98[e]	16.23	14.68	6.19	(14.94)	(15.12)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[e]	.82	.83	.83	.82	.77[e]
Ratio of net expenses to average net assets	.40[e]	.82	.83	.83	.82	.77[e]
Ratio of net investment income to average net assets	1.03[e]	2.12	1.75	1.48	1.19	.78[e]
Portfolio Turnover Rate	16.19[e]	34.61	52.47	12.82	30.35	30.28[e]
Net Assets, end of period ($ x 1,000)	417,134	394,977	274,881	271,085	406,875	631,743

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There were no effect of these changes for the period ended August 31, 2002 and the ratios were not affected by these changes. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.

[c] From October 2, 2000 (commencement of operations) to August 31, 2001.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

See notes to financial statements.

| | Investor Shares | | | | | |
| | Six Months Ended February 28, 2006 (Unaudited) | Year Ended August 31, | | | | |
Mellon Income Stock Fund		2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	9.98	9.53	8.58	8.25	10.40	10.66
Investment Operations:						
Investment income–net[c]	.09	.18	.14	.10	.10	.02
Net realized and unrealized gain (loss) on investments	.49	1.29	1.08	.38	(1.57)	(.27)
Total from Investment Operations	.58	1.47	1.22	.48	(1.47)	(.25)
Distributions:						
Dividends from investment income–net	(.09)	(.16)	(.13)	(.10)	(.09)	(.01)
Dividends from net realized gain on investments	(.24)	(.86)	(.14)	(.05)	(.59)	–
Total Distributions	(.33)	(1.02)	(.27)	(.15)	(.68)	(.01)
Net asset value, end of period	10.23	9.98	9.53	8.58	8.25	10.40
Total Return (%)	5.92[d]	16.00	14.26	6.03	(15.15)	(2.32)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[d]	1.07	1.08	1.09	1.09	.20[d]
Ratio of net expenses to average net assets	.53[d]	1.07	1.08	1.09	1.09	.20[d]
Ratio of net investment income to average net assets	.91[d]	1.88	1.49	1.21	1.08	.16[d]
Portfolio Turnover Rate	16.19[d]	34.61	52.47	12.82	30.35	30.28[d]
Net Assets, end of period ($ x 1,000)	1,258	1,092	756	1,080	586	163

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There were no effect of these changes for the period ended August 31, 2002 and the ratios were not affected by these changes. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

See notes to financial statements.

	Class M Shares					
	Six Months Ended February 28, 2006		Year Ended August 31,			
Mellon Mid Cap Stock Fund	(Unaudited)	2005	2004	2003[a]	2002	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	14.80	12.29	11.07	9.92	11.20	12.50
Investment Operations:						
Investment income−net[c]	.04	.04	.04	.05	.04	.02
Net realized and unrealized gain (loss) on investments	1.73	3.33	1.21	1.13	(1.29)	(1.32)
Total from Investment Operations	1.77	3.37	1.25	1.18	(1.25)	(1.30)
Distributions:						
Dividends from investment income−net	–	(.04)	(.03)	(.03)	(.03)	(.00)[d]
Dividends from net realized gain on investments	(1.82)	(.82)	–	–	–	–
Total Distributions	(1.82)	(.86)	(.03)	(.03)	(.03)	(.00)[d]
Net asset value, end of period	14.75	14.80	12.29	11.07	9.92	11.20
Total Return (%)	12.85[e]	28.41	11.33	11.94	(11.21)	(10.39)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[e]	.91	.91	.92	.93	.85[e]
Ratio of net investment income to average net assets	.30[e]	.26	.34	.47	.33	.14[e]
Portfolio Turnover Rate	47.71[e]	83.57	69.03	67.97	61.20	59.63[e]
Net Assets, end of period ($ x 1,000)	1,625,147	1,458,952	1,159,657	1,073,837	839,075	850,110

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

See notes to financial statements.

	Six Months Ended February 28, 2006	Investor Shares				
		Year Ended August 31,				
Mellon Mid Cap Stock Fund	(Unaudited)	2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	14.73	12.24	11.03	9.90	11.19	11.32
Investment Operations:						
Investment income (loss)−net[b]	.03	.00[c]	.01	.02	(.00)[c]	(.00)[c]
Net realized and unrealized gain (loss) on investments	1.72	3.32	1.21	1.13	(1.28)	(.13)
Total from Investment Operations	1.75	3.32	1.22	1.15	(1.28)	(.13)
Distributions:						
Dividends from investment income−net	–	(.01)	(.01)	(.02)	(.01)	–
Dividends from net realized gain on investments	(1.82)	(.82)	–	–	–	–
Total Distributions	(1.82)	(.83)	(.01)	(.02)	(.01)	–
Net asset value, end of period	14.66	14.73	12.24	11.03	9.90	11.19
Total Return (%)	12.77[d]	28.05	11.02	11.66	(11.44)	(1.15)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[d]	1.15	1.16	1.20	1.25	.20[d]
Ratio of net investment income (loss) to average net assets	.17[d]	.02	.10	.19	(.00)[e]	(.03)[d]
Portfolio Turnover Rate	47.71[d]	83.57	69.03	67.97	61.20	59.63[d]
Net Assets, end of period ($ x 1,000)	29,985	26,445	21,810	18,117	736	140

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Dreyfus Premier Shares			
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	14.44	12.09	10.96	9.81
Investment Operations:				
Investment (loss)–net[b]	(.03)	(.09)	(.08)	(.06)
Net realized and unrealized gain (loss) on investments	1.69	3.26	1.21	1.21
Total from Investment Operations	1.66	3.17	1.13	1.15
Distributions:				
Dividends from net realized gain on investments	(1.82)	(.82)	–	–
Net asset value, end of period	14.28	14.44	12.09	10.96
Total Return (%)	12.38[c]	27.11	10.31	11.72[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.95[c]	1.88	1.91	1.95[c]
Ratio of net investment (loss) to average net assets	(.21)[c]	(.71)	(.65)	(.58)[c]
Portfolio Turnover Rate	47.71[c]	83.57	69.03	67.97
Net Assets, end of period ($ x 1,000)	7,526	8,113	9,682	14,996

[a] *From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

Mellon Small Cap Stock Fund	Six Months Ended February 28, 2006 (Unaudited)	Class M Shares Year Ended August 31,				
		2005	2004	2003[a]	2002	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	17.18	14.92	13.17	10.95	11.99	12.50
Investment Operations:						
Investment (loss)–net[c]	(.00)[d]	(.01)	(.02)	(.00)[d]	(.03)	(.01)
Net realized and unrealized gain (loss) on investments	1.33	2.66	1.77	2.22	(1.01)	(.50)
Total from Investment Operations	1.33	2.65	1.75	2.22	(1.04)	(.51)
Distributions:						
Dividends from net realized gain on investments	(2.58)	(.39)	–	–	–	–
Net asset value, end of period	15.93	17.18	14.92	13.17	10.95	11.99
Total Return (%)	8.73[e]	17.86	13.29	20.27	(8.67)	(4.08)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.51[e]	1.01	1.02	1.04	1.07	1.00[e]
Ratio of net expenses to average net assets	.51[e]	1.01	1.02	1.03	1.05	.96[e]
Ratio of net investment (loss) to average net assets	(.02)[e]	(.07)	(.11)	(.02)	(.27)	(.09)[e]
Portfolio Turnover Rate	58.13[e]	148.54	91.71	91.99	76.66	101.57[e]
Net Assets, end of period ($ x 1,000)	733,621	797,808	747,637	558,172	350,873	151,440

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

Mellon Small Cap Stock Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares				
		Year Ended August 31,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	16.97	14.78	13.08	10.90	11.98	11.95
Investment Operations:						
Investment (loss)–net[b]	(.02)	(.05)	(.05)	(.03)	(.06)	(.01)
Net realized and unrealized						
gain (loss) on investments	1.31	2.63	1.75	2.21	(1.02)	.04
Total from Investment Operations	1.29	2.58	1.70	2.18	(1.08)	.03
Distributions:						
Dividends from net realized gain on investments	(2.58)	(.39)	–	–	–	–
Net asset value, end of period	15.68	16.97	14.78	13.08	10.90	11.98
Total Return (%)	8.59[c]	17.55	13.00	20.00	(9.02)	.25[c]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.63[c]	1.26	1.26	1.29	1.32	.20[c]
Ratio of net expenses to average net assets	.63[c]	1.26	1.26	1.28	1.30	.19[c]
Ratio of net investment (loss)						
to average net assets	(.15)[c]	(.33)	(.35)	(.27)	(.51)	(.06)[c]
Portfolio Turnover Rate	58.13[c]	148.54	91.71	91.99	76.66	101.57[c]
Net Assets, end of period ($ x 1,000)	5,525	4,692	3,310	3,578	3,857	1

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

Mellon International Fund	Six Months Ended February 28, 2006 (Unaudited)	Class M Shares				
		Year Ended August 31,				
		2005	2004	2003[a]	2002	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	16.20	14.29	11.77	11.03	12.08	12.50
Investment Operations:						
Investment income−net[c]	.04	.22	.20	.20	.18	.16
Net realized and unrealized gain (loss) on investments	1.95	2.52	2.51	.68	(1.07)	(.58)
Total from Investment Operations	1.99	2.74	2.71	.88	(.89)	(.42)
Distributions:						
Dividends from investment income−net	(.23)	(.20)	(.19)	(.14)	(.15)	(.00)[d]
Dividends from net realized gain on investments	(1.50)	(.63)	−	−	(.01)	−
Total Distributions	(1.73)	(.83)	(.19)	(.14)	(.16)	(.00)[d]
Net asset value, end of period	16.46	16.20	14.29	11.77	11.03	12.08
Total Return (%)	12.87[e]	19.51	23.15	8.19	(7.39)	(3.33)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[e]	1.09	1.11	1.12	1.12	1.04[e]
Ratio of net expenses to average net assets	.55[e]	1.09	1.10	1.05	1.05	.96[e]
Ratio of net investment income to average net assets	.25[e]	1.40	1.46	1.99	1.59	1.31[e]
Portfolio Turnover Rate	36.89[e]	44.92	45.60	36.52	24.63	34.27[e]
Net Assets, end of period ($ x 1,000)	2,104,422	1,857,398	1,265,004	820,568	543,566	398,759

[a] *Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.*

[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

See notes to financial statements.

Mellon International Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares				
		Year Ended August 31,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	16.74	14.74	12.13	11.34	12.08	11.98
Investment Operations:						
Investment income (loss)−net [b]	.03	.24	.49	.13	.24	(.00)[c]
Net realized and unrealized gain (loss) on investments	2.01	2.55	2.20	.78	(.97)	.10
Total from Investment Operations	2.04	2.79	2.69	.91	(.73)	.10
Distributions:						
Dividends from investment income−net	(.20)	(.16)	(.08)	(.12)	−	−
Dividends from net realized gain on investments	(1.50)	(.63)	−	−	(.01)	−
Total Distributions	(1.70)	(.79)	(.08)	(.12)	(.01)	−
Net asset value, end of period	17.08	16.74	14.74	12.13	11.34	12.08
Total Return (%)	12.71[d]	19.24	22.28	8.24	(5.95)	.75[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.68[d]	1.34	1.35	1.36	1.38	.23[d]
Ratio of net expenses to average net assets	.68[d]	1.34	1.35	1.30	1.30	.22[d]
Ratio of net investment income (loss) to average net assets	.16[d]	1.50	2.63	1.10	2.16	(.01)[d]
Portfolio Turnover Rate	36.89[d]	44.92	45.60	36.52	24.63	34.27[d]
Net Assets, end of period ($ x 1,000)	5,163	3,466	900	308	2,588	28

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Not annualized.*

See notes to financial statements.

Mellon Emerging Markets Fund	Six Months Ended February 28, 2006 (Unaudited)	Class M Shares				
		Year Ended August 31,				
		2005	2004	2003[a]	2002	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	22.69	17.98	14.92	12.33	11.86	12.50
Investment Operations:						
Investment income−net [c]	.04	.32	.25	.22	.24	.28
Net realized and unrealized gain (loss) on investments	5.21	6.09	3.16	2.77	.75	(.87)
Total from Investment Operations	5.25	6.41	3.41	2.99	.99	(.59)
Distributions:						
Dividends from investment income−net	(.44)	(.12)	(.12)	(.12)	(.19)	(.05)
Dividends from net realized gain on investments	(2.97)	(1.58)	(.23)	(.28)	(.33)	(.00)[d]
Total Distributions	(3.41)	(1.70)	(.35)	(.40)	(.52)	(.05)
Net asset value, end of period	24.53	22.69	17.98	14.92	12.33	11.86
Total Return (%)	24.59[e]	36.62	22.93	25.18	8.48	(4.68)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75[e]	1.51	1.51	1.61	1.68	1.66[e]
Ratio of net expenses to average net assets	.75[e]	1.51	1.50	1.35	1.35	1.24[e]
Ratio of net investment income to average net assets	.15[e]	1.52	1.39	1.77	1.86	2.24[e]
Portfolio Turnover Rate	25.98[e]	42.97	46.36	26.43	55.00	44.74[e]
Net Assets, end of period ($ x 1,000)	1,558,575	1,337,801	1,001,344	526,049	145,144	54,863

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

See notes to financial statements.

Mellon Emerging Markets Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares				
		Year Ended August 31,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	22.79	18.08	15.00	12.38	11.92	12.17
Investment Operations:						
Investment income (loss)−net[b]	(.01)	.30	.17	.17	.11	.03
Net realized and unrealized gain (loss) on investments	5.25	6.09	3.22	2.82	.86	(.28)
Total from Investment Operations	5.24	6.39	3.39	2.99	.97	(.25)
Distributions:						
Dividends from investment income−net	(.39)	(.10)	(.08)	(.09)	(.18)	−
Dividends from net realized gain on investments	(2.97)	(1.58)	(.23)	(.28)	(.33)	−
Total Distributions	(3.36)	(1.68)	(.31)	(.37)	(.51)	−
Net asset value, end of period	24.67	22.79	18.08	15.00	12.38	11.92
Total Return (%)	24.39[c]	36.26	22.68	24.99	8.26	(2.06)[c]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.89[c]	1.72	1.84	1.85	1.90	.27[c]
Ratio of net expenses to average net assets	.89[c]	1.72	1.83	1.60	1.60	.23[c]
Ratio of net investment income (loss) to average net assets	(.02)[c]	1.48	1.14	1.12	.88	.03[c]
Portfolio Turnover Rate	25.98[c]	42.97	46.36	26.43	55.00	44.74[c]
Net Assets, end of period ($ x 1,000)	9,397	4,557	3,424	313	684	1

[a] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

See notes to financial statements.

Mellon Balanced Fund	Six Months Ended February 28, 2006 (Unaudited)	Class M Shares				
		Year Ended August 31,				
		2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	12.79	11.56	10.79	10.28	11.39	12.50
Investment Operations:						
Investment income−net[d]	.14	.22	.20	.25	.31	.32
Net realized and unrealized gain (loss) on investments	.62	1.25	.78	.51	(.92)	(1.11)
Total from Investment Operations	.76	1.47	.98	.76	(.61)	(.79)
Distributions:						
Dividends from investment income−net	(.16)	(.24)	(.21)	(.25)	(.30)	(.32)
Dividends from net realized gain on investments	(.23)	−	−	−	(.20)	−
Total Distributions	(.39)	(.24)	(.21)	(.25)	(.50)	(.32)
Net asset value, end of period	13.16	12.79	11.56	10.79	10.28	11.39
Total Return (%)	6.01[e]	12.78	9.13	7.68	(5.70)	(6.38)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.29[e]	.58	.59	.62	.63	.59[e]
Ratio of net expenses to average net assets	.29[e]	.58	.59	.62	.63	.59[e]
Ratio of net investment income to average net assets	1.07[e]	1.81	1.77	2.41	2.81	2.70[e]
Portfolio Turnover Rate	36.95[e,f]	62.64[f]	61.77[f]	83.22	90.36	75.62[e]
Net Assets, end of period ($ x 1,000)	356,362	351,525	342,326	348,402	372,089	412,801

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 2.79% to 2.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended February 28, 2006, August 31, 2005 and August 31, 2004, were 35.86%, 45.79% and 55.45%, respectively.*

See notes to financial statements.

Mellon Balanced Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares				
		Year Ended August 31,				
		2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	12.83	11.57	10.79	10.27	11.39	11.53
Investment Operations:						
Investment income–net[c]	.13	.18	.17	.23	.27	.04
Net realized and unrealized gain (loss) on investments	.62	1.26	.77	.51	(.91)	(.13)
Total from Investment Operations	.75	1.44	.94	.74	(.64)	(.09)
Distributions:						
Dividends from investment income–net	(.14)	(.18)	(.16)	(.22)	(.28)	(.05)
Dividends from net realized gain on investments	(.23)	–	–	–	(.20)	–
Total Distributions	(.37)	(.18)	(.16)	(.22)	(.48)	(.05)
Net asset value, end of period	13.21	12.83	11.57	10.79	10.27	11.39
Total Return (%)	5.94[d]	12.55	8.76	7.52	(5.91)	(.88)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.42[d]	.85	.85	.87	.89	.16[d]
Ratio of net expenses to average net assets	.42[d]	.85	.85	.87	.89	.16[d]
Ratio of net investment income to average net assets	.97[d]	1.45	1.45	2.13	2.45	.32[d]
Portfolio Turnover Rate	36.95[d,e]	62.64[e]	61.77[e]	83.22	90.36	75.62[d]
Net Assets, end of period ($ x 1,000)	2,920	1,848	665	431	165	1

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended August 31, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 2.43% to 2.45%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended February 28, 2006, August 31, 2005 and August 31, 2004, were 35.86%, 45.79% and 55.45%, respectively.

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified equity funds and balanced fund: Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund (each, a "fund" and collectively, the "funds"). Mellon Large Cap Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund seek capital appreciation and Mellon Income Stock Fund seeks total return (consisting of capital appreciation and income). Mellon International Fund and Mellon Emerging Markets Fund seek long-term capital growth. Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income. Mellon Fund Advisers, a division of The Dreyfus Corporation (the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon Mid Cap Stock Fund. Dreyfus Premier shares of Mellon Mid Cap Stock Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the funds calculate their net asset values, the funds may value these investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Trust's Board, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Mellon Balanced Fund

Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities (which constitute a majority of the portfolio securities)

are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Trust's Board, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Trust's Board. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Bank, an affiliate of Dreyfus, the funds may lend securities to certain qualified institutions. It is the funds' policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Foreign currency transactions: Mellon Emerging Markets Fund and Mellon International Fund do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(e) Foreign currency exchange contracts: Certain funds may enter into forward currency exchange contracts to hedge their exposure to changes in foreign currency exchange rates on their foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, a fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, a fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, a fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. A fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. As of February 28, 2006, there were no open forward currency exchange contracts. Funds may also enter into foreign exchange contracts at the prevailing spot rate in order to facilitate the settlement of purchases and sales of foreign securities. **Table 1** summarizes open foreign exchange contracts for Mellon International Fund and Mellon Emerging Markets Fund at February 28, 2006.

(f) Concentration of risk: Mellon Emerging Markets Fund invests in equity securities traded on the stock markets of emerging market countries, which can be extremely volatile due to political, social and economic factors. Risks include changes in currency exchange rates,

a lack of comprehensive company information, political instability, differing auditing and legal standards, less diverse, less mature economic structures and less liquidity.

(g) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund declare and pay dividends from investment income–net monthly. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund declare and pay dividends from investment income–net annually. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more

Table 1.

Mellon International Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 3/1/2006	182,427	134,686	135,489	803
British Pound, expiring 3/1/2006	37,622	65,474	65,993	519
Singapore Dollar, expiring 3/1/2006	1,484,410	915,511	915,059	(452)
Sales:		**Proceeds ($)**		
Euro, expiring 3/1/2006	55,237	65,474	65,865	(391)
Total				**479**

Mellon Emerging Markets Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases:				
Chilean Peso, expiring 3/1/2006	65,551,824	128,207	126,731	(1,476)
Israeli Shekel, expiring 3/1/2006	63,711	13,554	13,548	(6)
Malaysian Ringgit, expiring 3/1/2006	2,392,850	645,234	644,105	(1,129)
Thai Bhat, expiring 3/1/2006	14,965,881	382,270	365,574	(16,696)
Sales:		**Proceeds ($)**		
Hong Kong Dollar, expiring 3/1/2006	3,655,240	471,124	471,158	(34)
South African Rand, expiring 3/2/2006	7,644,203	1,238,931	1,239,935	(1,004)
Total				**(20,345)**

frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(h) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 2 summarizes Mellon Large Cap Stock Fund's unused capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2005.

Table 3 summarizes each fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowing. During the period ended February 28, 2006, the funds did not borrow under the line of credit with the exception of Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2006 for the Mellon Mid Cap Stock Dunds was approximately $1,622,900. with a related weighted average annualized interest rate of 4.76%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2006 for the Mellon Small Cap Stock Fund

Table 2.

Expiring in fiscal	2011 ($)†
Mellon Large Cap Stock Fund	60,482,970

† *If not applied, the carryover expires in fiscal 2011.*

Table 3.

	Ordinary Income ($)	Long-Term Capital Gains ($)
Mellon Large Cap Stock Fund	18,403,417	–
Mellon Income Stock Fund	7,068,652	27,346,444
Mellon Mid Cap Stock Fund	8,137,578	75,691,835
Mellon Small Cap Stock Fund	–	19,929,027
Mellon International Fund	37,686,099	39,439,373
Mellon Emerging Markets Fund	56,279,263	44,590,620
Mellon Balanced Fund	6,774,827	–

was approximately $1,218,000, with a related weighted average annualized interest rate of 4.67%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2006 for the Mellon International Fund was approximately $2,911,600, with a related weighted average annualized interest rate of 4.79%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2006 for the Mellon Emerging Markets Fund was approximately $1,740,300, with a related weighted average annualized interest rate of 4.72%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2006 for the Mellon Balanced Fund was approximately $1,200,000, with a related weighted average annualized interest rate of 4.70%.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .65% of the Mellon Large Cap Stock Fund, .65% of the Mellon Income Stock Fund, .75% of the Mellon Mid Cap Stock Fund, .85% of the Mellon Small Cap Stock Fund, .85% of the Mellon International Fund, 1.15% of the Mellon Emerging Markets Fund and .65% (equity investments), .40% (debt securities) and .15% (money market investments and other underlying Mellon funds) of the Mellon Balanced Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

No administration fee is applied to assets held by the Mellon Balanced Fund, which are invested in cash or money market instruments or shares of certain other series of the Trust.

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

During the period ended February 28, 2006, the Distributor retained $6,557 from the contingent deferred sales charge on redemptions of the Mellon Mid Cap Stock Fund's Dreyfus Premier shares.

(b) Mellon Mid Cap Stock Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of .75% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 28, 2006, Mellon Mid Cap Stock Fund's Dreyfus Premier shares were charged $28,440 pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to their Investor shares and Mellon Mid Cap Stock Fund has adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 4** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 28, 2006, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statements of Operations include fees paid to the transfer agent.

Table 4.

Mellon Large Cap Stock Fund	$ 5,670
Mellon Income Stock Fund	1,407
Mellon Mid Cap Stock Fund, Investor shares	34,372
Mellon Mid Cap Stock Fund, Dreyfus Premier shares	9,480
Mellon Small Cap Stock Fund	6,250
Mellon International Fund	5,022
Mellon Emerging Markets Fund	8,551
Mellon Balanced Fund	3,008

All funds except Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement with Mellon Bank and Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Trust of New England, N.A. under a Custody Agreement with Mellon Trust of New England, N.A. for providing custodial services for the relevant funds. **Table 5** summarizes the amounts the funds were charged during the period ended February 28, 2006, pursuant to the custody agreements.

Table 5.

Mellon Large Cap Stock Fund	$ 54,655
Mellon Income Stock Fund	15,740
Mellon Mid Cap Stock Fund	53,468
Mellon Small Cap Stock Fund	39,489
Mellon International Fund	1,011,559
Mellon Emerging Markets Fund	1,564,122
Mellon Balanced Fund	16,496

During the period ended February 28, 2006, each fund was charged $1,911 for services performed by the Chief Compliance Officer.

Table 6 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each

Table 6.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)
Mellon Large Cap Stock Fund	917,755	–	1,057	18,145	1,592
Mellon Income Stock Fund	208,067	–	232	4,337	1,592
Mellon Mid Cap Stock Fund	949,687	4,329	7,120	18,647	1,592
Mellon Small Cap Stock Fund	482,257	–	1,038	13,684	1,592
Mellon International Fund	1,352,242	–	924	280,709	1,592
Mellon Emerging Markets Fund	1,383,707	–	1,766	474,567	1,592
Mellon Balanced Fund	120,558	–	536	8,210	1,592

in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

(e) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use collateral received in connection with lending the funds' securities and other uninvested cash to purchase shares of one or more registered mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 7 summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and foreign currency exchange contracts, during the period ended February 28, 2006, of which $3,927,170 in purchases and $2,594,621 in sales were from mortgage dollar roll transactions in the Mellon Balanced Fund.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

Table 8 summarizes accumulated net unrealized appreciation on investments for each fund at February 28, 2006.

At February 28, 2006, the cost of investments for each fund for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 6—Subsequent Event:

Effective on or about June 1, 2006, Mellon Mid Cap Stock Fund will no longer offer Dreyfus Premier shares, except in connection with dividend reinvestment and permitted exchanges of Dreyfus Premier shares.

Table 7.

	Purchases ($)	Sales ($)
Mellon Large Cap Stock Fund	197,542,917	201,425,504
Mellon Income Stock Fund	64,415,100	65,419,850
Mellon Mid Cap Stock Fund	735,563,015	757,707,081
Mellon Small Cap Stock Fund	436,117,339	583,860,239
Mellon International Fund	708,081,099	708,624,693
Mellon Emerging Markets Fund	367,873,834	459,067,681
Mellon Balanced Fund	132,137,565	134,940,514

Table 8.

	Gross Appreciation ($)	Gross Depreciation ($)	Net ($)
Mellon Large Cap Stock Fund	543,983,127	10,998,862	532,984,265
Mellon Income Stock Fund	109,364,660	2,832,923	106,531,737
Mellon Mid Cap Stock Fund	447,758,339	9,432,748	438,325,591
Mellon Small Cap Stock Fund	153,993,124	6,389,963	147,603,161
Mellon International Fund	360,835,470	40,491,580	320,343,890
Mellon Emerging Markets Fund	470,093,573	20,401,334	449,692,239
Mellon Balanced Fund	59,272,799	3,190,900	56,081,899

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Domestic Equity Funds:
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

International and Emerging Markets Funds:
Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon Bond Fund

Mellon Intermediate Bond Fund

Mellon Short-Term U.S. Government Securities Fund

SEMIANNUAL REPORT   February 28, 2006

Mellon

Contents

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

- Not FDIC-Insured
- Not Bank-Guaranteed
- May Lose Value

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for The Mellon Funds, covering the six-month period from September 1, 2005, through February 28, 2006. Inside, you'll find important information about how each fund was managed during the reporting period.

Longer-term bonds have held up better than many analysts expected during the reporting period's rising interest-rate environment. Yields of 10-year U.S. Treasury securities rose only 0.53 percentage points while short-term rates increased 1.0 percentage point over the past six months, causing yield differences to narrow. In fact, by the end of the reporting period, the difference in yields between two-year and 10-year U.S. Treasury securities was just 0.14 percentage points. The yield curve was actually inverted during one session late last year, the first time since 2000.

Although some analysts believe that an inverted yield curve may be an early indicator of future economic weakness, others maintain that it can be explained, in part, by supply-and-demand factors. Mellon's chief economist, Richard Hoey, currently expects continued U.S. economic growth. But with interest rates at higher levels and the U.S. housing market likely to cool, the economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures to increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others, and so we continue to encourage a diversified portfolio as an effective hedge against risk.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares achieved a total return of –0.40%, and its Investor shares achieved a total return of –0.46%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the fund's benchmark, achieved a total return of –0.11% for the same period.[2]

Rising short-term interest rates in a recovering U.S. economy contributed to the mild erosion of longer-term bond prices during the reporting period overall. However, longer-term bond prices were mainly supported by robust investor demand, and generally provided better returns compared to shorter-term bonds, relative to previous monetary tightening cycles. The fund produced lower returns than its benchmark, primarily due to our relatively defensive investment posture that was designed to help preserve capital in a rising interest-rate environment. In addition, the Index does not include fund fees and expenses to which the fund is subject.

What is the fund's investment approach?

The fund seeks total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. Treasury and government agency bonds, corporate bonds, mortgage-related securities and foreign corporate and government bonds. The fund's investments in bonds must be rated investment grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective duration will not exceed eight years.

What other factors influenced the fund's performance?

As has been the case since June 2004, the reporting period was characterized by rising short-term interest rates in a moderately expanding U.S. economy. In its ongoing effort to fight inflation, the Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the end of the reporting period. Short-term bond yields generally rose along with the Fed's interest-rate target. While longer-term bonds also lost some value, their yields continued to hold up relatively well, rising less than short-term yields and contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range.

Indeed, at times during the reporting period, short-term yields were modestly higher than yields of long-term U.S. Treasury securities, a situation known as an "inverted yield curve." Although some analysts regard an inverted yield curve as a sign of impending economic weakness, we believe that market conditions during the reporting period were driven primarily by supply-and-demand influences. It appears that robust demand from insurance companies, hedge funds and overseas investors for longer-term U.S. government securities supported their prices and depressed their yields relative to shorter-term bonds.

Although investment-grade corporate bonds also held up relatively well in the growing economy, their returns generally fell short of U.S. Treasuries with comparable maturities when yield spreads widened modestly from historically low levels. Conversely, mortgage-backed securities produced slightly higher total returns than U.S. Treasuries, primarily due to their yield advantage.

In this environment, our risk-reward analyses found no areas of the overall bond market that we considered substantially more attractive than others. Therefore, we established an investment posture that roughly matched the benchmark's sector allocations. This approach enabled us to attempt to add value through our duration management strategy. We set the fund's average duration (a measure of sensitivity to changing interest rates) in a range we considered slightly shorter than industry averages, which was designed to give the fund the liquidity it needed to capture higher yields quickly in the rising interest-rate environment.

Our relatively defensive duration management strategy was particularly successful in the fund's corporate bond portfolio, where it helped reduce the overall impact of weakness among longer-term corporate bonds. The fund's corporate bond holdings also benefited from our focus on higher-quality securities with credit ratings in the "double-A" and "triple-A" ranges. Similarly, among mortgage-backed securities, the fund's performance was enhanced by our emphasis on securities backed by 15-year mortgages over those backed by 30-year mortgages.

What is the fund's current strategy?

As of the end of the reporting period, the futures market appeared to suggest that additional short-term interest rate hikes are likely before the Fed pauses to assess the impact of its actions on the economy and inflation. While we see potential for heightened volatility in longer-term bond yields as investors await the Fed's next moves, we currently expect little significant change in the overall level of interest rates. In fact, despite the possibility of an inverted yield curve at times over the foreseeable future, we may view any increase of intermediate-term yields as an opportunity to extend the fund's average duration toward a more neutral stance. At the same time, we remain cautious toward taking credit risk, particularly in the corporate bond sector, due to historically narrow yield spreads and the trend toward leveraged buy-outs, which often are more beneficial to equity holders than to bondholders. Thus, given our preference for predictability, stability and liquidity, we intend to remain focused on higher quality, intermediate-term bonds.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*



DISCUSSION OF
FUND PERFORMANCE

Lawrence R. Dunn, CFA, Portfolio Manager

How did Mellon Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares achieved a total return of −0.27%, and its Investor shares achieved a total return of −0.39%.[1] In comparison, the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index"), the fund's benchmark, achieved a −0.28% total return for the same period.[2]

Prices of intermediate-term bonds were eroded by rising short-term interest rates during the reporting period, as the Federal Reserve Board (the "Fed") continued to tighten monetary policy in a recovering economy. The fund's returns were in line with the Index, even after considering fees and expenses that are not reflected in the benchmark's performance.

Note to Shareholders: As of March 15, 2006, John F. Flahive is the fund's portfolio manager.

What is the fund's investment approach?

The fund seeks total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. government and agency bonds, corporate bonds, mortgage-related securities, foreign corporate and government bonds and municipal bonds. The fund's investments in bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will be between 2.5 and 5.5 years.

When managing the fund, we use a disciplined process to select securities and manage risk. We generally choose bonds based on yield, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets. Our management process also includes computer modeling and scenario testing of possible changes in market conditions.

What other factors influenced the fund's performance?

As has been the case since June 2004, the reporting period was characterized by rising short-term interest rates in a moderately expanding U.S. economy. In its ongoing effort to fight inflation, the Fed implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the reporting period's end. Short-term bond yields generally rose along with the Fed's interest-rate target. However, longer-term bond yields rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. Indeed, at times during the reporting period, short-term yields were modestly higher than long-term yields, a situation known as an "inverted yield curve."

Although some analysts regard an inverted yield curve as a sign of impending economic weakness, we believe that market conditions during the reporting period were driven primarily by supply-and-demand influences. It appears that robust demand from overseas investors for longer-term U.S. government securities supported their prices and depressed their yields relative to shorter-term bonds.

In this challenging environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered shorter than industry averages. We achieved this position by placing greater emphasis than the benchmark on bonds in the one- to four-year maturity range, where yields remained relatively stable. This strategy contributed positively to the fund's relative performance by protecting it from weakness among longer-term bonds while helping us maintain the liquidity required to capture higher yields as they became available. However, as market conditions evolved over the reporting period, we allowed the fund's short average maturity position to lengthen gradually, and the reporting period ended with the fund's duration more in line with that of the Index.

Our sector allocation strategy also benefited the fund's relative performance. Because we considered them richly valued, we placed less emphasis than the benchmark on investment-grade corporate bonds. Within the corporate sector, we emphasized shorter-maturity bonds with generally high credit ratings. These relatively conservative strategies helped the fund avoid the full brunt of periodic weakness among lower-rated, longer-term corporate bonds. In addition, we maintained lighter exposure to U.S. Treasury securities than the benchmark. Instead, we allocated a portion of the fund's assets to higher-yielding mortgage-backed securities, asset-backed securities and "callable" U.S. government agency securities.

What is the fund's current strategy?

With the retirement of Fed Chairman Alan Greenspan on January 31 and the appointment of his successor, Ben Bernanke, investors currently are facing a degree of uncertainty regarding future Fed policy. However, the Fed has suggested that it is ready to give greater weight to current economic data at upcoming meetings and, as of the reporting period's end, the futures market appeared to indicate that two or more additional short-term rate hikes are likely.

Therefore, we have continued to maintain a mild emphasis on high-quality fixed-income securities with relatively short maturities. However, we are prepared to adjust our strategies should we see more concrete signs that short-term interest rates have peaked.

March 15, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*



DISCUSSION OF
FUND PERFORMANCE

Lawrence R. Dunn, CFA, Portfolio Manager

How did Mellon Short-Term U.S. Government Securities Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund's Class M shares achieved a total return of 0.71%, and its Investor shares achieved a total return of 0.67%.[1] In comparison, the Lehman Brothers 1-3 Year U.S. Government Index (the "Index"), the fund's benchmark, achieved a total return of 0.73% for the same period.[2]

Prices of short-term U.S. government securities were eroded by rising short-term interest rates during the reporting period, as the Federal Reserve Board (the "Fed") continued to tighten monetary policy in a recovering economy. The fund's returns were in line with the Index, even after considering fees and expenses that are not reflected in the benchmark's performance.

What is the fund's investment approach?

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and in repurchase agreements. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The fund may also invest in collateralized mortgage obligations ("CMOs"), including stripped mortgage-backed securities. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

When choosing securities, we typically first examine U.S. and global economic conditions and other market factors to estimate long- and short-term interest rates. Using a research-driven investment process, we then seek to identify what we believe are potentially profitable sectors before they are widely perceived by the market. We also seek to identify underpriced or mispriced securities that appear likely to perform well over time.

What other factors influenced the fund's performance?

As has been the case since June 2004, the reporting period was characterized by rising short-term interest rates in a moderately expanding U.S. economy. In its ongoing effort to fight inflation, the Fed implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the reporting period's end. Short-term bond yields generally rose along with the Fed's interest-rate target. However, longer-term bond yields rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. Indeed, at times during the reporting period, short-term yields were modestly higher than long-term yields, a situation known as an "inverted yield curve."

Although some analysts regard an inverted yield curve as a sign of impending economic weakness, we believe that market conditions during the reporting period were driven primarily by supply-and-demand influences. It appears that robust demand from overseas investors for longer-term U.S. government securities supported their prices and depressed their yields relative to shorter-term bonds.

In this challenging environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered shorter than industry averages. This strategy helped us maintain the liquidity required to capture higher yields as they became available. While its relatively short average duration made a modestly positive contribution to the fund's relative performance, the strategy's effectiveness was muted by the stability of longer-term yields.

Our sector allocation strategy proved to be somewhat more of a benefit to the fund's results over the reporting period. Because of low yields from U.S. Treasury securities, we placed greater emphasis than the benchmark on securities backed by U.S. government agencies. We focused primarily on "callable" securities, which have provisions for early redemption by their issuers. Such bonds held more of their value when rising interest rates made early redemptions less likely. However, as market conditions evolved over the course of the reporting period, we allowed the fund's position in U.S. government agency securities to moderate gradually, and the reporting period ended with the fund's allocation between Treasury and agency securities being more in line with that of the Index.

What is the fund's current strategy?

With the retirement of Fed Chairman Alan Greenspan on January 31 and the appointment of his successor, Ben Bernanke, investors currently are facing a degree of uncertainty regarding future Fed policy. However, the Fed has suggested that it is ready to give greater weight to current economic data at upcoming meetings and, as of the reporting period's end, the futures market appeared to indicate that two or more additional short-term rate hikes are likely.

Therefore, we have continued to maintain the fund's focus on U.S. government securities with relatively short maturities. However, we are prepared to adjust our strategies should we see more concrete signs that short-term interest rates have peaked.

March 15, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
2 *SOURCE: LEHMAN BROTHERS, INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 1-3 Year U.S. Government Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon Fixed Income Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.77	$ 4.01
Ending value (after expenses)	$ 996.00	$ 995.40
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.77	$ 4.01
Ending value (after expenses)	$ 997.30	$ 996.10
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.84	$ 4.08
Ending value (after expenses)	$1,007.10	$1,006.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.81	$ 4.06
Ending value (after expenses)	$1,022.02	$1,020.78
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.81	$ 4.06
Ending value (after expenses)	$1,022.02	$1,020.78
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.86	$ 4.11
Ending value (after expenses)	$1,021.97	$1,020.73

† *Expenses are equal to the Mellon Bond Fund annualized expense ratio of .56% for Class M and .81% for Investor shares, Mellon Intermediate Bond Fund .56% for Class M and .81% for Investor shares and Mellon Short-Term U.S. Government Securities Fund .57% for Class M and .82% for Investor shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Bond Fund

Bonds and Notes−99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables−2.1%				
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2	2.69	4/15/11	4,650,000	4,516,283
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	2,365,000	2,337,076
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	6,940,000	6,712,973
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	4,910,000	4,794,775
				18,361,107
Asset-Backed Ctfs./Equipment−.3%				
CIT Equipment Collateral, Ser. 2004-DFS, Cl. A2	2.66	11/20/06	101,583 [a]	101,457
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	2,305,000	2,263,556
				2,365,013
Bank & Finance−9.1%				
American Express, Notes	4.75	6/17/09	3,000,000 [b]	2,970,228
AXA Financial, Sr. Notes	7.75	8/1/10	5,000,000	5,482,325
Bank of America, Sr. Notes	5.88	2/15/09	6,585,000 [b]	6,719,966
Bear Stearns Cos., Notes	4.50	10/28/10	2,000,000	1,941,498
Caterpillar Financial Services, Notes, Ser. F	3.63	11/15/07	5,000,000	4,881,380
CIT, Debs	5.88	10/15/08	4,000,000	4,060,548
Citigroup, Sr. Notes	6.20	3/15/09	1,825,000 [b]	1,878,912
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	4,235,000 [b]	3,965,493
Credit Suisse First Boston, Notes	4.88	8/15/10	2,100,000 [b]	2,074,069
Goldman Sachs, Notes	4.75	7/15/13	5,500,000	5,292,441
HSBC Bank of New York, NY, Sub. Notes	5.63	8/15/35	4,500,000	4,436,150
JP Morgan & Co., Sub. Notes	6.25	1/15/09	1,800,000	1,845,756
Kreditanstalt fuer Wiederaufbau, Gov't Gtd. Notes	3.75	1/24/08	7,530,000	7,370,454
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes	3.25	10/12/07	6,555,000 [b]	6,395,556
Lehman Brothers, Notes	4.25	1/27/10	5,200,000 [b]	5,028,462
Lehman Brothers, Notes	7.00	2/1/08	2,000,000	2,068,532
Merrill Lynch & Co., Notes, Ser. C	4.13	9/10/09	3,250,000	3,156,052
Morgan Stanley, Bonds	6.75	4/15/11	3,200,000 [b]	3,411,939
PNC Funding, Sr. Notes	4.50	3/10/10	2,825,000	2,758,615
Wells Fargo & Co., Notes	3.12	8/15/08	2,425,000	2,318,285
				78,056,661
Collateralized Mortgage Obligations−.4%				
Federal Home Loan Mortgage Corp., REMIC, Muiltclass Mortgage Participation Ctfs., Ser. 1660, Cl. H	6.50	1/15/09	1,920,783	1,937,609
Federal National Mortgage Association, REMIC Trust, Pass-Through Ctfs., Ser. 1992-18, Cl. HC	7.50	3/25/07	170,379	171,445
Washington Mutual, Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	1,851,000	1,723,287
				3,832,341
Commercial Mortgage Pass-Through Ctfs.−3.4%				
Asset Securitization, Ser. 1995-MD4, Cl. A1	7.10	8/13/29	302,897	307,794
Citigroup & Deutche Bank Commercial Mortgages, Ser. 2006-CD2, Cl. A3	5.61	3/1/36	3,870,000	3,889,172

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
CS First Boston Mortgage Securities, Ser. 2005-C2, Cl. A2	4.58	4/15/37	3,350,000	3,265,757
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A4	4.76	7/10/39	1,850,000	1,779,406
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2	6.56	4/13/31	8,750,000	8,961,225
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	3,720,000	3,568,007
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	3,075,000	2,984,531
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB11, Cl. A2	5.02	8/12/37	4,145,000	4,111,379
				28,867,271
Consumer Goods & Services—2.1%				
Coca-Cola Enterprises, Notes	4.38	9/15/09	3,000,000	2,935,206
Fortune Brands, Notes	5.13	1/15/11	1,500,000	1,483,385
Seminole Tribe of Florida, Notes	5.80	10/1/13	8,300,000 [a]	8,193,602
Wal-Mart Stores, Bonds	5.25	9/1/35	5,310,000 [b]	5,136,124
				17,748,317
Foreign Government—2.6%				
Financement-Quebec, Gov't. Gtd. Notes	5.00	10/25/12	4,875,000	4,865,972
Province of Ontario, Notes	5.13	7/17/12	3,500,000	3,540,163
Province of Ontario, Sr. Notes	5.50	10/1/08	4,000,000	4,048,600
Republic of Italy, Bonds	4.00	6/16/08	5,730,000	5,610,329
United Mexican States, Notes	6.63	3/3/15	4,000,000 [b]	4,340,000
				22,405,064
Industrials—3.1%				
Archer-Daniels-Midland, Notes	5.38	9/15/35	4,600,000 [b]	4,422,389
Devon Financing, Gtd. Notes	6.88	9/30/11	3,000,000	3,228,825
Emerson Electric, Notes	5.00	12/15/14	3,500,000	3,456,929
IBM, Notes	4.38	6/1/09	3,000,000	2,940,720
IBM, Debs	7.00	10/30/25	2,000,000	2,345,516
Oracle & Ozark, Notes	5.00	1/15/11	7,000,000 [a]	6,917,834
Rockwell International, Notes	6.15	1/15/08	2,000,000	2,027,302
United Technologies, Notes	6.50	6/1/09	1,250,000	1,302,206
				26,641,721
Media & Telecommunications—5.3%				
AT & T, Notes	5.30	11/15/10	3,200,000 [b]	3,193,683
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	4,180,000	4,344,111
CBS, Gtd. Sr. Notes	6.63	5/15/11	3,475,000	3,631,827
Cisco Systems, Notes	5.50	2/22/16	4,200,000	4,236,800
Comcast, Gtd. Notes	5.85	1/15/10	1,000,000	1,012,451
Comcast, Notes	5.90	3/15/16	2,000,000	2,008,960

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
News America, Gtd. Notes	7.60	10/11/15	3,750,000	4,220,738
Sprint Capital, Notes	8.38	3/15/12	4,800,000	5,520,998
Univision Communications, Sr. Notes	3.50	10/15/07	8,200,000	7,941,593
Univision Communications, Gtd. Notes	3.88	10/15/08	1,200,000	1,148,040
Verizon Global Funding, Notes	7.25	12/1/10	3,200,000	3,449,216
Vodafone, Sr. Notes	7.75	2/15/10	4,430,000	4,809,452
				45,517,869
Real Estate Investment Trusts—1.3%				
Brandywine Operating Partnership, Notes	5.63	12/15/10	3,000,000	2,992,338
ERP Operating, Notes	6.95	3/2/11	4,000,000	4,276,452
Simon Property, Notes	4.60	6/15/10	3,910,000	3,800,833
				11,069,623
U.S. Government Agencies—10.8%				
Federal Farm Credit Bank, Bonds	4.13	4/15/09	6,740,000	6,587,750
Federal Farm Credit Bank, Notes	4.88	12/16/15	4,735,000	4,729,346
Federal Home Loan Bank System, Bonds	3.75	3/7/07	2,500,000	2,471,000
Federal Home Loan Bank System, Bonds	3.88	2/15/08	6,040,000	5,928,272
Federal Home Loan Bank System, Bonds	4.00	4/25/07	5,000,000	4,946,335
Federal Home Loan Bank System, Bonds	4.25	5/16/08	4,410,000	4,351,788
Federal Home Loan Bank System, Bonds, Ser. 571	4.65	8/22/08	3,125,000	3,101,803
Federal Home Loan Mortgage Corp., Notes	4.38	1/25/10	6,570,000	6,426,130
Federal Home Loan Mortgage Corp., Notes	4.50	8/22/07	4,845,000	4,809,680
Federal Home Loan Mortgage Corp., Notes	4.50	10/11/07	3,905,000	3,878,633
Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	4,330,000	4,296,876
Federal Home Loan Mortgage Corp., Notes	4.63	9/15/08	4,305,000	4,271,550
Federal Home Loan Mortgage Corp., Notes	4.63	12/19/08	4,570,000	4,537,772
Federal Home Loan Mortgage Corp., Notes	4.90	11/3/08	5,520,000	5,485,169
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	3,370,000	3,362,923
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	2,760,000	2,757,557
Federal National Mortgage Association, Notes	4.00	5/9/07	4,845,000	4,789,433
Federal National Mortgage Association, Notes	4.13	6/16/08	4,925,000	4,844,033
Federal National Mortgage Association, Notes	4.50	8/15/08	3,185,000	3,152,933
Federal National Mortgage Association, Notes	4.75	8/25/08	3,125,000	3,107,434
Federal National Mortgage Association, Notes	5.20	11/8/10	4,625,000	4,613,808
				92,450,225
U.S. Government Agencies/Mortgage-Backed—30.9%				
Federal Home Loan Mortgage Corp.:				
4.50%			24,080,000 [c]	23,319,794
5.00%, 10/1/18−1/1/36			28,390,964	27,569,739
5.11%, 10/1/35			6,704,446 [d]	6,623,348
5.50%, 9/1/06−3/1/35			33,539,658	33,461,795
5.63%, 7/1/31			593,087 [d]	606,864

12

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
6.00%, 7/1/17–7/1/20	5,661,601	5,760,167
6.50%, 8/1/31–7/1/32	2,301,587	2,360,333
7.00%, 4/1/32	721,734	747,219
8.50%, 6/1/18	2,999,026	3,219,245
Federal National Mortgage Association:		
4.98%, 9/1/35	8,445,485 d	8,317,258
5.00%, 5/1/19–7/1/35	42,817,746	41,883,677
5.11%, 10/1/35	8,659,626	8,565,993
5.50%, 1/1/20–11/1/35	46,267,552	46,013,010
6.00%, 9/1/19–9/1/34	23,925,477	24,225,280
6.50%, 3/1/17–6/1/35	11,717,054	12,026,624
7.00%, 6/1/09–6/1/32	4,290,832	4,432,105
7.50%, 7/1/32	1,051,768	1,101,390
8.00%, 7/1/07–2/1/13	921,930	944,538
Government National Mortgage Association I:		
6.00%, 10/15/08–10/15/33	3,777,052	3,851,541
6.50%, 2/15/24–8/15/34	6,650,391	6,935,937
7.00%, 5/15/23–12/15/23	917,922	958,367
7.00%, 12/15/23	490,939	512,570
7.50%, 3/15/27	756,889	797,330
8.00%, 5/15/07–9/15/08	1,155,902	1,167,283
9.00%, 12/15/09	1,317,541	1,363,655
		266,765,062
U.S. Government Securities–26.9%		
U.S. Treasury Bonds,		
5.38%, 2/15/31	12,560,000	13,985,183
6.00%, 2/15/26	4,000,000	4,676,560
6.25%, 8/15/23	42,035,000	49,716,056
U.S. Treasury Inflation Protected Securities,		
3.38%, 1/15/07	21,560,637 b,e	21,919,612
U.S. Treasury Notes,		
1.50%, 3/31/06	23,260,000 b	23,210,038
4.00%, 11/15/12	15,375,000 b	14,842,871
4.13%, 8/15/10	11,710,000 b	11,478,962
4.13%, 5/15/15	10,775,000 b	10,404,987
4.25%, 1/15/11	14,400,000 b	14,184,014
4.25%, 8/15/15	13,550,000 b	13,203,852
4.38%, 12/15/10	12,770,000 b	12,638,720
4.38%, 8/15/12	3,355,000 b	3,311,989
4.50%, 11/15/15	19,850,000 b	19,713,432
6.00%, 8/15/09	17,380,000 b	18,130,121
		231,416,397

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utilities—.9%				
FPL Group Capital, Gtd. Debs	6.13	5/15/07	6,000,000	6,065,358
Southern California Edison, First Mortgage Bonds	4.65	4/1/15	2,200,000	2,099,137
				8,164,495
Total Bonds and Notes				
(cost $864,293,301)				**853,661,166**

Short-Term Investment—2.4%				
Repurchase Agreement;				
JPMorgan Chase & Co., dated 2/28/2006, due 3/1/2006 in the amount of $20,255,509 (fully collateralized by $20,684,000 U.S. Treasury Notes, 4.375%, due 1/15/2008, value $20,769,781) (cost $20,253,000)			20,253,000	**20,253,000**

Investment of Cash Collateral for Securities Loaned—20.6%	Shares	Values ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $176,825,560)	176,825,560 [f]	**176,825,560**

Total Investments (cost $1,061,371,861)	122.2%	1,050,739,726
Liabilities, Less Cash and Receivables	(22.2%)	(190,957,901)
Net Assets	100.0%	859,781,825

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $15,212,893 or 1.8% of net assets.*

[b] *All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on loan is $178,945,100 and the total market value of the collateral held by the fund is $183,636,780, consisting of cash collateral of $176,825,560 and U.S. Government debt valued at $6,811,220.*

[c] *Purchased on a forward commitment basis.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[f] *Investments in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government/Agencies Securities	68.6	Mortgage/Asset Backed Securities	6.2
Corporate Bonds/Notes	21.8	Foreign Government Securities	2.6
Short-Term/Money Market Investments	23.0		**122.2**

[†] *Based on net assets.*

See notes to financial statements.

Mellon Intermediate Bond Fund

Bonds and Notes—96.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables—2.6%				
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2	2.69	4/15/11	2,470,000	2,398,972
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	2,350,000	2,322,253
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	4,660,000	4,507,558
Nissan Auto Receivables Owner Trust, Ser. 2004-A, Cl. A4	2.76	7/15/09	3,550,000	3,442,228
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	3,150,000	3,076,077
				15,747,088
Asset-Backed Ctfs./Other—1.1%				
Caterpillar Financial Asset Trust, Ser. 2005-A, Cl. A4	4.10	6/25/10	2,700,000	2,646,725
CIT Equipment Collateral, Ser. 2004-DFS, Cl. A2	2.66	11/20/06	101,583 [a]	101,457
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	1,660,000	1,630,153
John Deere Owner Trust, Ser. 2004-A, Cl. A4	3.02	3/15/11	2,245,000	2,181,165
				6,559,500
Bank & Finance—16.1%				
American Express, Notes	4.75	6/17/09	2,000,000 [b]	1,980,152
AXA Financial, Sr. Notes	6.50	4/1/08	1,200,000	1,235,720
AXA Financial, Sr. Notes	7.75	8/1/10	3,625,000	3,974,686
Bank of America, Sr. Notes	5.88	2/15/09	3,500,000 [b]	3,571,736
Bank of New York, Sr. Notes	3.63	1/15/09	4,000,000	3,835,940
Bear Stearns Cos., Notes	4.50	10/28/10	2,100,000	2,038,573
Caterpillar Financial Services, Notes, Ser. F	3.63	11/15/07	5,700,000	5,564,773
CIT, Debs.	5.88	10/15/08	2,275,000	2,309,437
Citigroup, Sr. Notes	6.20	3/15/09	4,400,000 [b]	4,529,980
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	2,945,000 [b]	2,757,586
Credit Suisse First Boston, Notes	4.88	8/15/10	2,900,000 [b]	2,864,191
General Electric Capital, Notes, Ser. A	3.13	4/1/09	5,885,000	5,556,823
Goldman Sachs, Notes	4.75	7/15/13	5,400,000	5,196,215
HSBC Finance, Notes	4.75	7/15/13	5,400,000 [b]	5,176,451
International Lease Finance, Notes	4.35	9/15/08	3,500,000	3,417,124
Kreditanstalt fuer Wiederaufbau, Gov't. Gtd. Notes	3.75	1/24/08	9,470,000 [b]	9,269,350
Landwirtschaftliche Rentenbank, Gov't. Gtd. Notes	3.25	10/12/07	8,320,000	8,117,624
Lehman Brothers, Notes	4.25	1/27/10	2,400,000 [b]	2,320,829
Lehman Brothers, Notes	7.00	2/1/08	1,680,000	1,737,567
Merrill Lynch & Co., Notes, Ser. C	4.13	9/10/09	6,700,000 [b]	6,506,323
Morgan Stanley Dean Witter, Bonds	5.80	4/1/07	5,000,000 [b]	5,034,395
Wachovia, Sub. Notes	6.38	2/1/09	4,000,000	4,117,840
Wells Fargo & Co., Notes	3.12	8/15/08	5,000,000	4,779,970
				95,893,285
Collateralized Mortgage Obligations—.4%				
Federal Home Loan Mortgage Corp., Mulitclass Mortgage Participation Ctfs., REMIC, Ser. 2134, Cl. PM	5.50	3/15/14	2,213,109	**2,228,114**

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass–Through Ctfs.–3.4%				
Citigroup & Deutche Bank Commercial Mortgages, Ser. 2006-CD2, Cl. A3	5.61	3/1/36	3,735,000	3,753,503
CS First Boston Mortgage Securities, Ser. 2005-C2, Cl. A2	4.58	4/15/37	2,800,000	2,729,588
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A4	4.76	7/10/39	2,800,000	2,693,156
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2	6.56	4/13/31	4,250,000	4,352,595
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	2,405,000	2,306,736
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	1,985,000	1,926,600
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB11, Cl. A2	5.02	8/12/37	2,645,000	2,623,546
				20,385,724
Consumer Goods & Services–2.4%				
Coca-Cola Enterprises, Notes	0.00	9/15/09	2,800,000	2,739,526
Fortune Brands, Notes	0.00	1/15/11	1,500,000 [b]	1,483,385
Seminole Tribe of Florida, Notes	0.00	10/1/13	5,600,000 [a]	5,528,214
Wal-Mart Stores, Sr. Notes	0.00	8/10/09	4,500,000	4,761,230
				14,512,355
Foreign Government–3.2%				
Financement-Quebec, Gov't. Gtd. Notes	5.00	10/25/12	6,330,000	6,318,277
Province of Ontario, Notes	5.13	7/17/12	2,200,000	2,225,245
Republic of Italy, Bonds	4.00	6/16/08	7,315,000	7,162,226
United Mexican States, Notes	6.63	3/3/15	2,875,000 [b]	3,119,375
				18,825,123
Industrials–3.8%				
Devon Financing, Notes	6.88	9/30/11	4,000,000	4,305,100
Emerson Electric, Notes	4.63	10/15/12	3,000,000	2,922,513
IBM, Notes	4.38	6/1/09	5,000,000	4,901,200
Oracle & Ozark, Notes	5.00	1/15/11	7,000,000 [a]	6,917,834
Rockwell International, Notes	6.15	1/15/08	3,425,000	3,471,755
				22,518,402
Media & Telecommunications–7.3%				
AT & T, Notes	5.30	11/15/10	2,400,000	2,395,262
British Sky Broadcasting, Notes	6.88	2/23/09	3,500,000	3,637,414
CBS, Sr. Notes	6.63	5/15/11	5,850,000	6,114,011
Cisco Systems, Notes	5.25	2/22/11	5,000,000 [b]	5,013,980
Comcast, Notes	5.30	1/15/14	2,000,000	1,948,222
Comcast, Notes	5.85	1/15/10	2,400,000	2,429,882
News America, Sr. Notes	4.75	3/15/10	4,115,000	4,017,166
Sprint Capital, Notes	8.38	3/15/12	5,250,000	6,038,592
Univision Communications, Sr. Notes	3.50	10/15/07	3,120,000	3,021,679

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
Univision Communications, Notes	3.88	10/15/08	3,575,000	3,420,203
Verizon Global Funding, Notes	7.25	12/1/10	2,400,000	2,586,912
Vodafone Group, Sr. Notes	7.75	2/15/10	2,675,000	2,904,127
				43,527,450
Real Estate Investment Trusts—1.3%				
Brandywine Operating Partnership, Notes	5.63	12/15/10	3,000,000	2,992,338
ERP Operating, Notes	6.95	3/2/11	1,875,000	2,004,587
Simon Property, Notes	4.60	6/15/10	2,720,000	2,644,058
				7,640,983
U.S. Government Agencies—20.2%				
Federal Farm Credit Bank, Bonds	2.13	7/17/06	2,500,000	2,474,683
Federal Farm Credit Bank, Bonds	4.13	4/15/09	6,730,000	6,577,976
Federal Farm Credit Bank, Notes	4.88	12/16/15	4,720,000	4,714,364
Federal Home Loan Bank System, Bonds	3.75	3/7/07	6,865,000	6,785,366
Federal Home Loan Bank System, Bonds	3.88	2/15/08	7,485,000	7,346,542
Federal Home Loan Bank System, Bonds	4.00	4/25/07	6,805,000	6,731,962
Federal Home Loan Bank System, Bonds	4.25	5/16/08	6,495,000	6,409,266
Federal Home Loan Bank System, Bonds, Ser. 571	4.65	8/22/08	3,155,000	3,131,580
Federal Home Loan Banks, Bonds, Ser. QP06	4.13	11/15/06	7,870,000	7,828,486
Federal Home Loan Mortgage Corp., Notes	4.50	8/22/07	6,460,000	6,412,907
Federal Home Loan Mortgage Corp., Notes	4.50	10/11/07	6,145,000	6,103,509
Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	5,030,000	4,991,521
Federal Home Loan Mortgage Corp., Notes	4.63	9/15/08	4,960,000	4,921,461
Federal Home Loan Mortgage Corp., Notes	4.63	12/19/08	4,685,000	4,651,961
Federal Home Loan Mortgage Corp., Notes	4.90	11/3/08	4,190,000	4,163,561
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	3,500,000	3,492,650
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	2,730,000	2,727,584
Federal National Mortgage Association, Notes	2.71	1/30/07	140,000	137,270
Federal National Mortgage Association, Notes	3.55	2/16/07	9,665,000	9,541,742
Federal National Mortgage Association, Notes	4.00	5/9/07	6,405,000	6,331,541
Federal National Mortgage Association, Notes	4.13	6/16/08	5,625,000	5,532,525
Federal National Mortgage Association, Notes	4.50	8/15/08	2,750,000	2,722,313
Federal National Mortgage Association, Notes	4.75	8/25/08	3,045,000	3,027,884
Federal National Mortgage Association, Notes	5.20	11/8/10	3,275,000	3,267,075
				120,025,729
U.S. Government Agencies/Mortgage-Backed—1.4%				
Federal Home Loan Mortgage Corp.:				
3.50%, 5/1/08			1,027,331	986,875
4.50%, 11/1/07			1,066,667	1,059,328
4.92%, 11/1/32			834,048 [c]	839,353

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)				
Federal National Mortgage Association:				
5.00%, 10/1/18			4,490,245	4,440,372
5.50%, 6/1/06			87,773	87,773
7.00%, 6/1/09			267,467	271,979
Government National Mortgage Association I:				
6.50%, 9/15/13			595,612	614,409
8.00%, 2/15/08			199,182	202,106
				8,502,195
U.S. Government Securities—32.3%				
U.S. Treasury Bonds,				
5.50%, 2/15/08			32,705,000 [b]	33,228,607
U.S. Treasury Inflation Protected Securities,				
3.38%, 1/15/07			14,299,218 [b,d]	14,537,294
U.S. Treasury Notes:				
4.00%, 11/15/12			34,605,000 [b]	33,407,321
4.13%, 8/15/10			11,470,000 [b]	11,243,697
4.13%, 5/15/15			1,375,000 [b]	1,327,783
4.25%, 1/15/11			16,645,000 [b]	16,395,342
4.25%, 8/15/15			9,995,000 [b]	9,739,668
4.38%, 5/15/07			10,560,000 [b]	10,521,139
4.38%, 12/15/10			5,285,000 [b]	5,230,670
4.38%, 8/15/12			4,560,000 [b]	4,501,541
4.50%, 11/15/15			32,130,000 [b]	31,908,946
6.00%, 8/15/09			19,055,000 [b]	19,877,414
				191,919,422
Utilities—1.2%				
Alabama Power, Sr. Notes, Cl. CC	3.50	11/15/07	3,675,000	3,579,101
FPL Group Capital, Debs.	6.13	5/15/07	3,250,000	3,285,402
				6,864,503
Total Bonds and Notes				
(cost $584,664,625)				**575,149,873**

Mellon Intermediate Bond Fund (continued)

Short-Term Investment—2.0%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
JPMorgan Chase & Co.,		
dated 2/28/2006, due 3/1/2006 in the amount of		
$12,004,487 (fully collateralized by $12,213,000		
U.S. Treasury Notes, 3.5%, due 11/15/2006, value $12,373,160)		
(cost $12,003,000)	12,003,000	**12,003,000**

Investment of Cash Collateral for Securities Loaned—35.9%	Shares	Values ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $213,420,055)	213,420,055 e	**213,420,055**

Total Investments (cost $810,087,680)	**134.6%**	**800,572,928**
Liabilities, Less Cash and Receivables	**(34.6%)**	**(205,632,567)**
Net Assets	**100.0%**	**594,940,361**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $12,547,505 or 2.1% of net assets.*

b *All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on loan is $213,450,835 and the total market value of the collateral held by the fund is $219,033,563, consisting of cash collateral of $213,420,055 and U.S. Government debt valued at $5,613,508.*

c *Variable rate security—interest rate subject to periodic change.*

d *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

e *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Governments/Agencies Securities	52.5	Foreign/Government Securities	3.2
Short-Term/Money Market Investments	37.9	U.S. Government Agency Mortgage-Backed	1.4
Corporate Bonds/Notes	32.1		
Mortgage/Asset Backed Securities	7.5		**134.6**

† *Based on net assets.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund

Bonds and Notes–99.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Collateralized Mortgage Obligations–.1%				
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs. REMIC, Ser. 2495, Cl. UC	5.00	7/15/32	190,820	**188,595**
U.S. Government Agencies–41.6%				
Federal Farm Credit Banks, Bonds	1.88	1/16/07	2,000,000	1,948,572
Federal Farm Credit Banks, Bonds	2.13	7/17/06	2,470,000	2,444,986
Federal Farm Credit Banks, Bonds	2.25	9/1/06	835,000	824,379
Federal Farm Credit Banks, Bonds	2.38	10/2/06	1,425,000	1,404,702
Federal Home Loan Bank System, Bonds	2.95	9/14/06	2,150,000	2,128,500
Federal Home Loan Bank System, Bonds	3.88	2/15/08	2,270,000	2,228,010
Federal Home Loan Bank System, Bonds	4.00	4/5/07	1,315,000	1,302,087
Federal Home Loan Bank System, Bonds	4.00	4/25/07	2,015,000	1,993,373
Federal Home Loan Bank System, Bonds, Ser. QP06	4.13	11/15/06	3,385,000	3,367,144
Federal Home Loan Bank System, Bonds	4.25	5/16/08	1,900,000	1,874,920
Federal Home Loan Bank System, Bonds, Ser. 571	4.65	8/22/08	1,205,000	1,196,055
Federal Home Loan Mortgage Corp., Notes	3.00	4/25/07	1,060,000	1,037,405
Federal Home Loan Mortgage Corp., Notes	4.50	8/22/07	1,885,000	1,871,258
Federal Home Loan Mortgage Corp., Notes	4.50	10/11/07	1,415,000	1,405,446
Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	1,465,000	1,453,793
Federal Home Loan Mortgage Corp., Notes	4.63	9/15/08	1,985,000	1,969,577
Federal Home Loan Mortgage Corp., Notes	4.63	12/19/08	1,240,000	1,231,256
Federal Home Loan Mortgage Corp., Notes	4.90	11/3/08	1,180,000	1,172,554
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	920,000	918,068
Federal Home Loan Mortgage Corp., Notes	5.13	2/27/08	3,000,000	2,997,105
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	3,000,000	2,997,345
Federal National Mortgage Association, Notes	2.71	1/30/07	745,000	730,470
Federal National Mortgage Association, Notes	3.00	10/19/06	1,275,000	1,260,243
Federal National Mortgage Association, Notes	3.00	12/15/06	1,000,000	985,425
Federal National Mortgage Association, Notes	3.50	12/28/06	2,000,000	1,977,460
Federal National Mortgage Association, Notes	3.55	1/12/07	3,545,000	3,504,569
Federal National Mortgage Association, Notes	3.55	2/16/07	3,425,000	3,381,321
Federal National Mortgage Association, Notes	4.00	5/9/07	1,850,000	1,828,782
Federal National Mortgage Association, Notes	4.10	4/18/07	1,375,000	1,362,610
Federal National Mortgage Association, Notes	4.13	6/16/08	1,870,000	1,839,257
Federal National Mortgage Association, Notes	4.50	8/15/08	1,770,000	1,752,180
Federal National Mortgage Association, Notes	4.75	8/25/08	1,205,000	1,198,227
Federal National Mortgage Association, Notes	5.10	2/22/08	3,000,000	3,000,501
				60,587,580

Mellon Short-Term U.S. Government Securities Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed—9.0%		
Federal Home Loan Mortgage Corp.:		
3.50%, 5/1/08–9/1/08	4,138,525	3,975,549
4.00%, 2/1/08–3/1/10	3,690,877	3,601,725
4.50%, 11/1/07–5/1/08	1,857,466	1,841,070
4.92%, 11/1/32	208,512 [a]	209,838
5.00%, 3/1/08–4/1/09	321,303	320,484
5.63%, 7/1/31	60,829 [a]	62,243
Federal National Mortgage Association:		
4.50%, 1/1/10	323,545	317,275
4.70%, 6/1/32	520,577 [a]	527,407
4.91%, 3/1/32	86,999 [a]	86,908
5.19%, 4/1/32	107,881 [a]	110,967
5.23%, 5/1/32	272,971 [a]	273,525
5.38%, 5/1/32	4,629 [a]	4,771
5.50%, 6/1/09	83,523	83,392
5.71%, 6/1/32	115,935 [a]	120,033
5.76%, 3/1/32	52,989 [a]	54,145
5.83%, 6/1/32	354,753 [a]	362,597
Government National Mortgage Association I,		
6.00%, 12/15/08–4/15/09	1,079,190	1,097,719
		13,049,648
U.S. Government Securities—49.1%		
U.S. Treasury Bonds,		
5.50%, 2/15/08	16,500,000 [b]	16,764,165
U.S. Treasury Inflation Protected Securities,		
3.38%, 1/15/07	2,515,718 [b,c]	2,557,604
U.S. Treasury Notes:		
3.00%, 11/15/07	15,000,000 [b]	14,589,150
4.13%, 8/15/10	1,580,000 [b]	1,548,827
4.38%, 5/15/07	15,280,000 [b]	15,223,770
4.75%, 11/15/08	14,815,000 [b]	14,850,852
6.00%, 8/15/09	4,355,000 [b]	4,542,962
6.50%, 10/15/06	1,500,000 [b]	1,516,050
		71,593,380
Total Bonds and Notes		
(cost $147,615,296)		**145,419,203**

Mellon Short-Term U.S. Government Securities Fund (continued)

Short-Term Investment−.6%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
JPMorgan Chase & Co., dated 2/28/2006, due 3/1/2006 in the amount of $830,103 (fully collateralized by $844,000 U.S. Treasury Notes, 3.5%, due 11/15/2006, value $855,068) (cost $830,000)	830,000	**830,000**

Investment of Cash Collateral for Securities Loaned−42.5%	Shares	Values ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $61,963,826)	61,963,826 d	**61,963,826**
Total Investments (cost $210,409,122)	**142.9%**	**208,213,029**
Liabilities, Less Cash and Receivables	**(42.9%)**	**(62,474,935)**
Net Assets	**100.0%**	**145,738,094**

a Variable rate security—interest rate subject to periodic change.

b All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on loan is $64,736,937 and the total market value of the collateral held by the fund is $66,446,301, consisting of cash collateral of $61,963,826 and U.S. Government debt valued at $4,482,475.

c Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

d Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Government Agencies	99.8
Short Term/Money Market Investments	43.1
	142.9

† Based on net assets.

See notes to financial statements.

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Assets ($):			
Investments in securities–			
See Statement of Investments†–Note 2(c)			
(including securities loaned)††–Note 2(b):			
Unaffiliated issuers	873,914,166	587,152,873	146,249,203
Affiliated issuers	176,825,560	213,420,055	61,963,826
Cash	6,222,947	4,650,476	–
Receivable for investment securites sold	13,757,447	4,895,370	12,000
Dividend and interest receivable	6,494,980	5,385,402	1,112,518
Receivable for shares of Beneficial Interest subscribed	754,312	784,172	–
Paydowns receivable	176,747	12,361	5,568
Prepaid expenses	22,113	27,212	13,858
	1,078,168,272	**816,327,921**	**209,356,973**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates–Note 4(b)	272,405	187,805	46,756
Due to Administrator–Note 4(a)	85,476	59,138	15,173
Cash overdraft due to Custodian	–	–	149,922
Liability for securities loaned–Note 2(b)	176,825,560	213,420,055	61,963,826
Payable for investment securities purchased	40,947,344	7,552,716	–
Payable for shares of Beneficial Interest redeemed	224,099	136,465	1,398,622
Accrued expenses	31,563	31,381	44,580
	218,386,447	**221,387,560**	**63,618,879**
Net Assets ($)	**859,781,825**	**594,940,361**	**145,738,094**
Composition of Net Assets ($):			
Paid-in capital	881,822,426	620,580,285	156,184,884
Accumulated distributions in excess of investment income–net	(1,388,195)	(1,753,352)	(669,187)
Accumulated net realized gain (loss) on investments	(10,020,271)	(14,371,820)	(7,581,510)
Accumulated net unrealized appreciation (depreciation) on investments	(10,632,135)	(9,514,752)	(2,196,093)
Net Assets ($)	**859,781,825**	**594,940,361**	**145,738,094**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	857,128,806	594,398,393	145,715,868
Shares Outstanding	69,524,713	48,796,897	12,145,560
Net Asset Value Per Share ($)	**12.33**	**12.18**	**12.00**
Investor Shares			
Net Assets ($)	2,653,019	541,968	22,226
Shares Outstanding	215,576	44,510	1,851
Net Asset Value Per Share ($)	**12.31**	**12.18**	**12.01**
† Investments at cost ($):			
Unaffiliated issuers	884,546,301	596,667,625	148,445,296
Affiliated issuers	176,825,560	213,420,055	61,963,826
†† Value of securities loaned ($)	**178,945,100**	**213,450,835**	**64,736,937**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Investment Income ($):			
Income:			
Interest	19,232,695	11,481,185	2,663,236
Income from securites lending	137,698	127,825	25,857
Total Income	**19,370,393**	**11,609,010**	**2,689,093**
Expenses:			
Investment advisory fee–Note 4(a)	1,665,592	1,134,225	275,512
Administration fee–Note 4(a)	550,767	375,041	104,135
Custodian fees–Note 4(b)	45,737	20,537	8,233
Auditing fees	16,824	23,076	37,939
Trustees' fees and expenses–Note 4(c)	9,776	5,296	2,144
Registration fees	8,497	8,174	9,805
Prospectus and shareholders' reports	5,770	3,683	3,899
Legal fees	5,243	2,294	148
Shareholder servicing costs–Note 4(b)	3,357	839	140
Miscellaneous	16,020	12,962	7,488
Total Expenses	**2,327,583**	**1,586,127**	**449,443**
Investment Income–Net	**17,042,810**	**10,022,883**	**2,239,650**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):			
Net realized gain (loss) on investments	(5,891,373)	(3,426,610)	(671,346)
Net unrealized appreciation (depreciation) on investments	(14,408,494)	(8,209,672)	(536,009)
Net Realized and Unrealized Gain (Loss) on Investments	**(20,299,867)**	**(11,636,282)**	**(1,207,355)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,257,057)**	**(1,613,399)**	**1,032,295**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Bond Fund		Mellon Intermediate Bond Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):				
Investment income−net	17,042,810	31,765,112	10,022,883	17,446,649
Net realized gain (loss) on investments	(5,891,373)	5,843,843	(3,426,610)	(1,907,257)
Net unrealized appreciation (depreciation) on investments	(14,408,494)	(10,671,423)	(8,209,672)	(6,826,688)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,257,057)**	**26,937,532**	**(1,613,399)**	**8,712,704**
Dividends to Shareholders from ($):				
Investment income−net:				
Class M Shares	(18,813,534)	(35,555,587)	(11,946,508)	(21,074,940)
Investor Shares	(55,586)	(116,007)	(10,951)	(17,253)
Total Dividends	**(18,869,120)**	**(35,671,594)**	**(11,957,459)**	**(21,092,193)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	125,310,177	168,833,816	112,055,195	158,006,759
Investor Shares	570,399	293,755	122,539	314,490
Dividends reinvested:				
Class M Shares	1,866,170	3,433,836	1,326,253	1,847,547
Investor Shares	25,850	51,515	7,880	13,673
Cost of shares redeemed:				
Class M Shares	(87,795,409)	(143,427,019)	(74,658,927)	(102,841,225)
Investor Shares	(577,175)	(675,720)	(121,753)	(226,406)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**39,400,012**	**28,510,183**	**38,731,187**	**57,114,838**
Total Increase (Decrease) in Net Assets	**17,273,835**	**19,776,121**	**25,160,329**	**44,735,349**
Net Assets ($):				
Beginning of Period	842,507,990	822,731,869	569,780,032	525,044,683
End of Period	**859,781,825**	**842,507,990**	**594,940,361**	**569,780,032**
Undistributed (distributions in excess of) investment income−net	(1,388,195)	438,115	(1,753,352)	181,224
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	10,108,384	13,306,299	9,131,746	12,573,035
Shares issued for dividends reinvested	150,041	270,952	108,304	147,205
Shares redeemed	(7,083,927)	(11,312,031)	(6,075,042)	(8,167,590)
Net Increase (Decrease) in Shares Outstanding	**3,174,498**	**2,265,220**	**3,165,008**	**4,552,650**
Investor Shares				
Shares sold	46,093	23,103	9,982	24,951
Shares issued for dividends reinvested	2,094	4,071	643	1,088
Shares redeemed	(46,658)	(53,408)	(9,947)	(17,847)
Net Increase (Decrease) in Shares Outstanding	**1,529**	**(26,234)**	**678**	**8,192**

See notes to financial statements.

	Mellon Short-Term U.S. Government Securities Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net	2,239,650	3,774,369
Net realized gain (loss) on investments	(671,346)	(1,015,599)
Net unrealized appreciation (depreciation) on investments	(536,009)	(1,151,379)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,032,295**	**1,607,391**
Dividends to Shareholders from ($):		
Investment income–net:		
Class M Shares	(2,944,352)	(6,154,146)
Investor Shares	(179)	(376)
Total Dividends	**(2,944,531)**	**(6,154,522)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	39,735,951	80,903,887
Investor Shares	17,374	20,152
Dividends reinvested:		
Class M Shares	376,324	808,058
Investor Shares	179	356
Cost of shares redeemed:		
Class M Shares	(54,446,788)	(91,504,077)
Investor Shares	(15,207)	(11,510)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(14,332,167)**	**(9,783,134)**
Total Increase (Decrease) in Net Assets	**(16,244,403)**	**(14,330,265)**
Net Assets ($):		
Beginning of Period	161,982,497	176,312,762
End of Period	**145,738,094**	**161,982,497**
Undistributed (distributions in excess of) investment income–net	(669,187)	35,694
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	3,294,385	6,586,447
Shares issued for dividends reinvested	31,268	65,932
Shares redeemed	(4,517,786)	(7,449,019)
Net Increase (Decrease) in Shares Outstanding	**(1,192,133)**	**(796,640)**
Investor Shares		
Shares sold	1,441	1,660
Shares issued for dividends reinvested	15	29
Shares redeemed	(1,252)	(946)
Net Increase (Decrease) in Shares Outstanding	**204**	**743**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | | | |
| | Six Months Ended February 28, 2006 | | Year Ended August 31, | | | |
Mellon Bond Fund	(Unaudited)	2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	12.66	12.79	12.92	12.95	13.15	12.50
Investment Operations:						
Investment income−net	.25[d]	.48[d]	.49[d]	.56[d]	.67[d]	.70
Net realized and unrealized gain (loss) on investments	(.30)	(.07)	.21	.06	(.02)	.65
Total from Investment Operations	(.05)	.41	.70	.62	.65	1.35
Distributions:						
Dividends from investment income−net	(.28)	(.54)	(.56)	(.62)	(.69)	(.70)
Dividends from net realized gain on investments	−	−	(.27)	(.03)	(.16)	−
Total Distributions	(.28)	(.54)	(.83)	(.65)	(.85)	(.70)
Net asset value, end of period	12.33	12.66	12.79	12.92	12.95	13.15
Total Return (%)	(.40)[e]	3.30	5.63	4.73	5.11	11.05[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.56[f]	.56	.56	.57	.57	.58[f]
Ratio of net expenses to average net assets	.56[f]	.56	.56	.55	.55	.56[f]
Ratio of net investment income to average net assets	4.09[f]	3.81	3.79	4.30	5.19	5.96[f]
Portfolio Turnover Rate	50.14[e]	151.34[g]	133.00[g]	134.12	163.78	120.55[e]
Net Assets, end of period ($ x 1,000)	857,129	839,804	819,664	846,464	966,170	675,666

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.32% to 5.19%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005 and August 31, 2004, were 104.24% and 106.10%, respectively. See notes to financial statements.*

		Investor Shares				
	Six Months Ended February 28, 2006		Year Ended August 31,			
Mellon Bond Fund	(Unaudited)	2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	12.63	12.77	12.90	12.94	13.15	12.94
Investment Operations:						
Investment income−net	.24[c]	.45[c]	.50[c]	.54[c]	.63[c]	.10
Net realized and unrealized gain (loss) on investments	(.30)	(.08)	.17	.04	(.02)	.23
Total from Investment Operations	(.06)	.37	.67	.58	.61	.33
Distributions:						
Dividends from investment income−net	(.26)	(.51)	(.53)	(.59)	(.66)	(.12)
Dividends from net realized gain on investments	−	−	(.27)	(.03)	(.16)	−
Total Distributions	(.26)	(.51)	(.80)	(.62)	(.82)	(.12)
Net asset value, end of period	12.31	12.63	12.77	12.90	12.94	13.15
Total Return (%)	(.46)[d]	2.98	5.29	4.48	4.73	2.54[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.81[e]	.81	.81	.82	.82	1.34[e]
Ratio of net expenses to average net assets	.81[e]	.81	.81	.80	.80	.81[e]
Ratio of net investment income to average net assets	3.85[e]	3.56	3.52	4.11	4.96	6.03[e]
Portfolio Turnover Rate	50.14[d]	151.34[f]	133.00[f]	134.12	163.78	120.55[d]
Net Assets, end of period ($ x 1,000)	2,653	2,704	3,068	3,861	3,693	957

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.08% to 4.96%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005 and August 31, 2004, were 104.24% and 106.10%, respectively.

See notes to financial statements.

	Class M Shares					
Mellon Intermediate Bond Fund	Six Months Ended February 28, 2006 (Unaudited)	2005	Year Ended August 31, 2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	12.47	12.77	12.97	13.04	13.08	12.50
Investment Operations:						
Investment income−net	.22[d]	.41[d]	.42[d]	.51[d]	.62[d]	.68
Net realized and unrealized gain (loss) on investments	(.25)	(.22)	.14	.11	.15	.58
Total from Investment Operations	(.03)	.19	.56	.62	.77	1.26
Distributions:						
Dividends from investment income−net	(.26)	(.49)	(.52)	(.59)	(.67)	(.68)
Dividends from net realized gain on investments	–	–	(.24)	(.10)	(.14)	–
Total Distributions	(.26)	(.49)	(.76)	(.69)	(.81)	(.68)
Net asset value, end of period	12.18	12.47	12.77	12.97	13.04	13.08
Total Return (%)	(.27)[e]	1.53	4.45	4.77	6.09	10.29[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.56[f]	.57	.57	.57	.58	.59[f]
Ratio of net expenses to average net assets	.56[f]	.57	.57	.56	.56	.56[f]
Ratio of net investment income to average net assets	3.54[f]	3.23	3.26	3.88	4.81	5.77[f]
Portfolio Turnover Rate	45.42[e]	112.51[g]	109.19	104.98	106.09	134.69[e]
Net Assets, end of period ($ x 1,000)	594,398	569,233	524,590	467,627	437,119	398,959

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.15% to 4.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[c] From October 2, 2000 (commencement of operations) to August 31, 2001.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] Annualized.

[g] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005, was 111.52%.

See notes to financial statements.

	Investor Shares					
	Six Months Ended February 28, 2006	Year Ended August 31,				
Mellon Intermediate Bond Fund	(Unaudited)	2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	12.47	12.77	13.02	13.08	13.09	12.90
Investment Operations:						
Investment income–net	.20[c]	.37[c]	.55[c]	.48[c]	.56[c]	.20
Net realized and unrealized gain (loss) on investments	(.25)	(.21)	(.07)[d]	.12	.20	.10
Total from Investment Operations	(.05)	.16	.48	.60	.76	.30
Distributions:						
Dividends from investment income–net	(.24)	(.46)	(.49)	(.56)	(.63)	(.11)
Dividends from net realized gain on investments	–	–	(.24)	(.10)	(.14)	–
Total Distributions	(.24)	(.46)	(.73)	(.66)	(.77)	(.11)
Net asset value, end of period	12.18	12.47	12.77	13.02	13.08	13.09
Total Return (%)	(.39)[e]	1.30	3.88	4.51	6.05	2.31[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.81[f]	.81	.82	.81	.83	.93[f]
Ratio of net expenses to average net assets	.81[f]	.81	.82	.81	.81	.81[f]
Ratio of net investment income to average net assets	3.29[f]	3.00	3.01	3.57	4.51	5.14[f]
Portfolio Turnover Rate	45.42[e]	112.51[g]	109.19	104.98	106.09	134.69[e]
Net Assets, end of period ($ x 1,000)	542	547	455	305	121	148

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 4.90% to 4.51%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.

[e] Not annualized.

[f] Annualized.

[g] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005, was 111.52%.

See notes to financial statements.

Mellon Short-Term	Six Months Ended February 28, 2006	Class M Shares				
			Year Ended August 31,			
U.S. Goverment Securities Fund	(Unaudited)	2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	12.14	12.47	12.70	12.94	12.87	12.50
Investment Operations:						
Investment income−net	.17[d]	.28[d]	.25[d]	.34[d]	.52[d]	.63
Net realized and unrealized gain (loss) on investments	(.08)	(.16)	(.01)	(.11)	.22	.37
Total from Investment Operations	.09	.12	.24	.23	.74	1.00
Distributions:						
Dividends from investment income−net	(.23)	(.45)	(.45)	(.44)	(.58)	(.63)
Dividends from net realized gain on investments	−	−	(.02)	(.03)	(.09)	(.00)[e]
Total Distributions	(.23)	(.45)	(.47)	(.47)	(.67)	(.63)
Net asset value, end of period	12.00	12.14	12.47	12.70	12.94	12.87
Total Return (%)	.71[f]	1.00	1.97	1.68	5.87	8.20[f]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[g]	.55	.55	.56	.59	.59[g]
Ratio of net expenses to average net assets	.57[g]	.55	.55	.55	.55	.55[g]
Ratio of net investment income to average net assets	2.85[g]	2.25	1.97	2.68	4.07	5.41[g]
Portfolio Turnover Rate	40.53[f]	69.11	44.76	88.05	97.19	89.21[f]
Net Assets, end of period ($ x 1,000)	145,716	161,963	176,301	139,971	108,605	88,732

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 4.47% to 4.07%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

See notes to financial statements.

Mellon Short-Term U.S. Goverment Securities Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares				
		Year Ended August 31,				
		2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	12.14	12.47	12.73	12.93	12.88	12.82
Investment Operations:						
Investment income–net	.13[c]	.23[c]	.37[c]	.30[c]	.46[c]	.09
Net realized and unrealized gain (loss) on investments	(.05)	(.14)	(.19)	(.06)	.21	.08
Total from Investment Operations	.08	.09	.18	.24	.67	.17
Distributions:						
Dividends from investment income–net	(.21)	(.42)	(.42)	(.41)	(.53)	(.11)
Dividends from net realized gain on investments	–	–	(.02)	(.03)	(.09)	–
Total Distributions	(.21)	(.42)	(.44)	(.44)	(.62)	(.11)
Net asset value, end of period	12.01	12.14	12.47	12.73	12.93	12.88
Total Return (%)	.67[d]	.78	1.46	1.78	5.28	1.29[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.82[e]	.81	.78	.83	.90	1.00[e]
Ratio of net expenses to average net assets	.82[e]	.81	.78	.80	.80	.80[e]
Ratio of net investment income to average net assets	2.57[e]	1.99	1.74	2.38	3.54	4.86[e]
Portfolio Turnover Rate	40.53[d]	69.11	44.76	88.05	97.19	89.21[d]
Net Assets, end of period ($ x 1,000)	22	20	11	1	1	1

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from and 3.94% to 3.54%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified fixed income funds: Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund (each, a "fund" and collectively, the "funds"). Mellon Bond Fund's and Mellon Intermediate Bond Fund's investment objective is to seek total return (consisting of capital appreciation and current income). Mellon Short-Term U.S. Government Securities Fund investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial") serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. , expenses (other than

expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated daily for each class of shares based upon relative proportion of net assets of each class.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the fund's Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the fund's Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The funds have an arrangement with the custodian bank whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to certain qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times.

Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare and pay dividends from investment income-net monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes each relevant fund's accumulated capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2005.

Table 2 summarizes each fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2005. The tax character of current year distributions will be determined at the end of the current fiscal year.

Table 2.	Ordinary Income
Mellon Bond Fund	$35,671,594
Mellon Intermediate Bond Fund	21,092,193
Mellon Short-Term U.S. Government Securities Fund	6,154,522

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2006, the funds did not borrow under the line of credit.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .40% of the Mellon Bond Fund, .40% of the Mellon Intermediate Bond Fund and .35% of the Mellon Short-Term U.S. Government Securities Fund.

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, trans-

Table 1.

Expiring in fiscal	2012 ($)[†]	2013 ($)[†]	Total ($)
Mellon Bond Fund	1,596,239	136,060	1,732,299
Mellon Intermediate Bond Fund	1,813,775	892,928	2,706,703
Mellon Short-Term U.S. Government Securities Fund	182,342	1,852,740	2,035,082

† *If not applied, the carryover expire in the above years.*

fer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub–Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 3** summarizes the amounts Investor shares were charged during the period ended February 28, 2006, pursuant to the

Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

Table 3.

Mellon Bond Fund	$3,271
Mellon Intermediate Bond Fund	696
Mellon Short-Term U.S. Government Securities Fund	13

The funds compensate Mellon Bank, N.A., an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. **Table 4** summarizes the amounts the funds were charged during the period ended February 28, 2006, pursuant to the custody agreements.

Table 4.

Mellon Bond Fund	$45,737
Mellon Intermediate Bond Fund	20,537
Mellon Short-Term U.S. Government Securities Fund	8,233

During the period ended February 28, 2006, each fund was charged $1,911 for services performed by the Chief Compliance Officer.

Table 5 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

Table 5.

	Investment Advisory Fees ($)	Chief Compliance Officer Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)
Mellon Bond Fund	$260,993	$1,592	$499	$9,321
Mellon Intermediate Bond Fund	$180,571	$1,592	$106	$5,536
Mellon Short-Term U.S.Government Securities Fund	$ 40,539	$1,592	$3	$4,622

(c) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

(d) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales of investment securities (including paydowns) excluding short-term securities, during the period ended February 28, 2006.

Table 7 summarizes the accumulated net unrealized appreciation (depreciation) on investments for each fund at February 28, 2006.

At February 28, 2006, the cost of investments for each fund for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

Table 6.

	Purchases ($)	Sales ($)
Mellon Bond Fund	457,836,673	413,465,270
Mellon Intermediate Bond Fund	281,942,299	253,714,413
Mellon Short-Term U.S. Government Securities Fund	62,909,458	74,541,398

Table 7.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon Bond Fund	1,464,425	12,096,560	(10,632,135)
Mellon Intermediate Bond Fund	383,913	9,898,665	(9,514,752)
Mellon Short-Term U.S. Government Securities Fund	10,638	2,206,731	(2,196,093)

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account Holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The funds file their complete schedules of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the funds voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon National Intermediate Municipal Bond Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund

SEMIANNUAL REPORT   February 28, 2006

Mellon

Contents

The Funds

For More Information

Back cover

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

- Not FDIC-Insured
- Not Bank-Guaranteed
- May Lose Value



The Funds

LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for The Mellon Funds, covering the six-month period from September 1, 2005, through February 28, 2006. Inside, you'll find important information about how each fund was managed during the reporting period.

Municipal bonds continued to rally over the past six months despite steadily rising short-term interest rates and primarily due to robust investor demand for a more limited supply of newly issued securities. However, the Federal Reserve Board's (the "Fed") sustained moves toward a less accommodative monetary policy generally benefited longer-maturity bonds more than short- and intermediate-term securities during the reporting period. As a result, yield differences between two-year and 20-year high-grade municipal bonds narrowed to less than one percentage point as of the end of the reporting period, which was steeper than the Treasury curve but considerably narrower than historical norms.

Mellon's chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may provide further support to the improving fiscal conditions for many states and municipalities. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, despite fourteen consecutive Fed rate hikes, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures to increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others, and so we continue to encourage a diversified portfolio as an effective hedge against risk.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2006



DISCUSSION OF
FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon National Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund achieved total returns of 0.81% for Class M shares, 0.69% for Investor shares and 0.36% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.49% for the same period.[2]

Despite rising interest rates in the recovering U.S. economy, intermediate-term municipal bond prices held up relatively well, helping to produce mildly positive total returns. The fund generally produced higher returns than its benchmark, as our yield-curve strategy enabled the fund to participate more fully in strength among longer-term securities. The fund's Dreyfus Premier shares lagged the Index, primarily due to fees and expenses to which the benchmark is not subject.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund may occasionally, including for temporary defensive purposes, invest in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality.

We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The reporting period continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the end of the reporting period. Short-term municipal bond yields rose along with the Fed's interest-rate target. While longer-term bond yields also climbed somewhat, they rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. While intermediate-term municipal bond prices declined modestly, income contributions helped them achieve positive total returns for the reporting period.

Municipal bond prices also were supported by supply-and-demand factors. The reporting period saw a record volume of issuance as lower long-term yields enabled issuers to refinance existing debt at lower rates. However, this flood of new issuance was easily absorbed by robust demand among investors, including hedge funds, insurance companies, foreign investors and other non-traditional market participants who were attracted by the municipal bond market's high nominal yields relative to most high-quality, taxable U.S. fixed-income securities.

In this environment, we established a "barbell" yield curve strategy that emphasized bonds with five- and 15-year maturities, underweighting securities with maturities in between these two ranges. This strategy enabled the fund to participate more fully in strength at the longer end of the maturity range while avoiding weakness in the "belly" of the intermediate-term spectrum.

Lastly, the fund benefited from our focus on income-oriented bonds with provisions for early redemption by their issuers. Bonds with these characteristics historically have held more of their value during market declines. The fund also received favorable returns from its securities backed by the revenues earned by health care facilities and industrial development projects, including those rated "triple-B," which gained value as economic conditions and issuers' credit profiles improved.

What is the fund's current strategy?

Because we expect a limited number of further interest-rate hikes from the Fed in today's low-inflation environment, we have continued to maintain the fund's barbell yield-curve strategy. In addition, we currently anticipate that supply-and-demand influences will continue to support yields of tax-exempt securities relative to their taxable counterparts, while giving us an ample supply of bonds from which to choose. At the same time, however, we remain watchful for signs that the Fed may pause in its credit tightening campaign to assess its impact, and we are prepared to adjust our strategies accordingly.

On a separate note, effective March 15, 2006, Mary Collette O'Brien became a co-portfolio manager of the fund.

March 16, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*



DISCUSSION OF
FUND PERFORMANCE

M. Collette O'Brien and Timothy J. Sanville,
Portfolio Managers

How did Mellon National Short-Term Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund achieved total returns of 0.93% for Class M shares and 0.72% for Investor shares.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 0.63% for the same period.[2]

As interest rates continued to rise in the recovering U.S. economy, short-term municipal bond yields also climbed, eroding their prices. However, the fund produced higher returns than its benchmark, as our yield-curve and duration management strategies enabled the fund to avoid the full brunt of weakness in the three- to five-year maturity range.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality.

We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The reporting period continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the end of the reporting period. Short-term municipal bond yields rose along with the Fed's interest-rate target. While longer-term bond yields also climbed somewhat, they rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. Short-term municipal bond prices declined in this environment, but higher yields helped them achieve positive total returns for the reporting period overall.

Municipal bond prices also were supported by supply-and-demand factors. The reporting period saw a record volume of issuance as lower long-term yields enabled issuers to refinance existing debt at lower rates. However, this flood of new issuance was easily absorbed by robust demand among investors, including hedge funds, insurance companies, foreign investors and other non-traditional market participants who were attracted by the municipal bond market's high nominal yields relative to most high-quality, taxable U.S. fixed-income securities.

In this environment, we established a somewhat "barbelled" yield curve strategy in which short-term bonds with one-year maturities were balanced to a degree by investments in longer-term securities. This strategy enabled us to set the fund's average duration in a range we considered shorter than industry averages, giving us the flexibility required to capture higher yields quickly as they became available. In addition, it helped the fund avoid weakness in the three- to five-year part of the maturity spectrum.

The fund also benefited from our security selection strategy, which focused on income-oriented bonds. We also tended to favor securities backed by the revenues earned by health care facilities. However, because we believed there was little yield advantage among lower-rated bonds with relatively short maturities, we generally maintained the fund's emphasis on securities with strong credit profiles.

What is the fund's current strategy?

As of the reporting period's end, sustained economic growth, strengthening labor markets and rising commodity prices suggested to us that the Fed is likely to implement a limited number of additional interest-rate hikes over the remainder of 2006. Therefore, we have continued to maintain the fund's barbelled yield-curve strategy and defensive duration posture, including an emphasis on bonds with one-year maturities. In addition, we anticipate that supply-and-demand influences will continue to support yields of tax-exempt securities. However, we remain watchful for signs that the Fed may pause in its credit tightening campaign to assess its impact on inflationary pressures and economic growth, and we are prepared to adjust our strategies accordingly.

On a separate note, effective March 15, 2006, Jeremy Baker replaced Mary Collette O'Brien as co-portfolio manager of the fund.

March 16, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*



DISCUSSION OF
FUND PERFORMANCE

John F. Flahive and M. Collette O'Brien,
Portfolio Managers

How did Mellon Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund achieved total returns of 0.69% for Class M shares and 0.57% for Investor shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 0.49% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 0.69% for the same period.[3]

Despite rising interest rates, intermediate-term municipal bond prices held up relatively well, helping to produce mildly positive total returns. The fund produced higher returns than its benchmark and was generally in line with its Lipper category average primarily due to our yield-curve strategy, which enabled the fund to participate more fully in strength among longer-term securities.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Pennsylvania personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The reporting period continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the end of the reporting period. Short-term municipal bond yields rose along with the Fed's interest-rate target. While longer-term bond yields also climbed somewhat, they rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. Intermediate-term municipal bond prices declined modestly, but income contributions helped them achieve positive total returns for the reporting period.

In addition, municipal bond prices were supported by improving fiscal conditions for most issuers. Like many states, Pennsylvania has enjoyed higher sales tax and income tax revenues as more jobs were created in the recovering economy. The state's generally conservative fiscal policies and substantial budget reserves enabled it to maintain a "double-A" credit rating. As a result, the supply of newly issued Pennsylvania bonds remained relatively light over the reporting period, which also helped support their prices.

In this environment, we established a "barbell" yield curve strategy that emphasized bonds with five- and 15-year maturities, underweighting securities with maturities in between these two ranges. This strategy enabled the fund to participate more fully in strength at the longer end of the maturity range while avoiding weakness in the "belly" of the intermediate-term spectrum.

Lastly, the fund benefited from our focus on income-oriented bonds with provisions for early redemption by their issuers. Bonds with these characteristics historically have held more of their value during market declines. The fund also received favorable returns from its securities backed by the revenues earned by health care facilities and industrial development projects, including those rated "triple-B," which gained value as economic conditions and issuers' credit profiles improved.

What is the fund's current strategy?

Because we expect a limited number of further interest-rate hikes from the Fed in today's low-inflation environment, we have maintained the fund's barbell yield-curve strategy. In addition, we currently anticipate that supply-and-demand influences will continue to support yields of tax-exempt securities relative to their taxable counterparts. At the same time, however, we remain watchful for signs that the Fed may pause in its credit tightening campaign to assess its impact, and we are prepared to adjust our strategies accordingly.

On a separate note, effective March 15, 2006, Jeremy Baker replaced John Flahive as co-portfolio manager of the fund.

March 16, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund achieved total returns of 0.82% for Class M shares, 0.69% for Investor shares and 0.37% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.49% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Massachusetts Intermediate Municipal Debt Funds category was 0.45% for the same period.[3]

Despite rising interest rates, intermediate-term municipal bond prices held up relatively well, helping to produce mildly positive total returns. The fund generally produced higher returns than its benchmark, as our yield-curve strategy enabled it to participate more fully in strength among longer-term securities. The fund's Dreyfus Premier shares lagged the Index, primarily due to fees and expenses to which the benchmark is not subject.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Massachusetts state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Massachusetts personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is because yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The reporting period continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the end of the reporting period. Short-term municipal bond yields rose along with the Fed's interest-rate target. While longer-term bond yields also climbed somewhat, they rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range. Intermediate-term municipal bond prices declined modestly, but income contributions helped them achieve positive total returns for the reporting period.

In addition, municipal bond prices were supported by improving fiscal conditions for most issuers. Like many states, Massachusetts achieved the creation of new jobs and higher tax revenues in 2005's recovering economy, and supported its budget by spinning off two state authorities that were projected to put pressure on future budgets. As a result, Massachusetts was able to increase aid to municipalities, helping to alleviate budget pressures at the local level.

In this environment, we established a "barbell" yield curve strategy that emphasized bonds with five- and 15-year maturities, underweighting securities with maturities in between these two ranges. This strategy enabled the fund to participate more fully in strength at the longer end of the maturity range while avoiding weakness in the "belly" of the intermediate-term spectrum.

Lastly, the fund benefited from our focus on income-oriented bonds with provisions for early redemption by their issuers. Bonds with these characteristics historically have held more of their value during market declines. The fund also received favorable returns from its securities backed by the revenues earned by health care facilities and industrial development projects, including those rated "triple-B," which gained value as economic conditions and issuers' credit profiles improved.

What is the fund's current strategy?

Because we expect a limited number of further interest-rate hikes from the Fed in today's low-inflation environment, we have maintained the fund's barbell yield-curve strategy. In addition, we currently anticipate that supply-and-demand influences will continue to support yields of tax-exempt securities relative to their taxable counterparts, while giving us an ample supply of bonds from which to choose. At the same time, however, we remain watchful for signs that the Fed may pause in its credit tightening campaign to assess its impact, and we are prepared to adjust our strategies accordingly.

On a separate note, effective March 15, 2006, Mary Collette O'Brien became a co-portfolio manager of the fund.

March 16, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon municipal bond fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.54	$ 3.78	$ 6.26
Ending value (after expenses)	$ 1,008.10	$ 1,006.90	$ 1,003.60
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.59	$ 3.88	–
Ending value (after expenses)	$ 1,009.30	$ 1,007.20	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.28	$ 4.53	–
Ending value (after expenses)	$ 1,006.90	$ 1,005.70	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.49	$ 3.73	$ 6.21
Ending value (after expenses)	$ 1,008.20	$ 1,006.90	$ 1,003.70

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .51% for Class M, .76% for Investor shares and 1.26% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .52% for Class M and .78% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.56	$ 3.81	$ 6.31
Ending value (after expenses)	$ 1,022.27	$ 1,021.03	$ 1,018.55
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.61	$ 3.91	–
Ending value (after expenses)	$ 1,022.22	$ 1,020.93	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.31	$ 4.56	–
Ending value (after expenses)	$ 1,021.52	$ 1,020.28	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.51	$ 3.76	$ 6.26
Ending value (after expenses)	$ 1,022.32	$ 1,021.08	$ 1,018.60

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .51% for Class M, .76% for Investor shares and 1.26% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .52% for Class M and .78% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon National Intermediate Municipal Bond Fund

Long-Term Municipal Investments—92.9%	Principal Amount ($)	Value ($)
Alabama—2.3%		
Alabama 5%, 6/1/2009	2,295,000	2,404,196
Alabama Public School and College Authority, Capital Improvement 5.625%, 7/1/2013	3,000,000	3,234,870
Birmingham Special Care Facilities Financing Authority-Baptist Medical Centers, Revenue (Baptist Health Systems Inc.) 5%, 11/15/2015	5,260,000	5,439,208
Jefferson County, Limited Obligation School Warrants 5%, 1/1/2024	3,500,000	3,642,520
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health):		
0/5%, 11/15/2013 (Insured; MBIA)	1,365,000 [a]	1,350,285
0/5%, 11/15/2014 (Insured; MBIA)	2,500,000 [a]	2,478,675
Alaska—.1%		
Anchorage, Electric Utility Revenue 8%, 12/1/2010 (Insured; MBIA)	1,000,000	1,185,370
Arizona—2.9%		
Arizona School Facilities Board, State School Improvement Revenue 5%, 7/1/2008	1,625,000	1,682,054
Maricopa County Unified School District:		
(Paradise Valley):		
6.35%, 7/1/2010 (Insured; MBIA)	550,000	611,776
7%, 7/1/2011(Insured; MBIA)	1,905,000	2,213,553
(Scottsdale School)		
6.60%, 7/1/2012	1,250,000	1,456,612
Phoenix 6.25%, 7/1/2016	1,250,000	1,504,463
Phoenix Civic Improvement Corp., Transit Excise Tax Revenue (Light Rail Project) 5% 7/1/2016 (Insured; AMBAC)	6,000,000	6,479,100
Phoenix Industrial Development Authority, SFMR 6.60%, 12/1/2029 (Collateralized: FHLMC, FNMA and GNMA)	425,000	427,780
Salt River Project Agricultural Improvement and Power District, Electric System Revenue:		
5%, 1/1/2010	1,000,000	1,053,620
5%, 1/1/2016	1,475,000	1,589,313
5%, 1/1/2017	1,000,000	1,074,000
Arizona (continued)		
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare) 5.70%, 12/1/2021	1,000,000	1,079,930
Tucson 5%, 7/1/2012	1,265,000	1,361,950
University Medical Center Corp., HR 5.25%, 7/1/2016	2,310,000	2,454,005
California—21.1%		
Agua Caliente Band, Cahuilla Indians Revenue:		
4%, 7/1/2006	300,000	300,729
5.60%, 7/1/2013	1,815,000	1,898,109
Alameda Corridor Transportation Authority, Revenue (Subordinated Lien) 0/5.25%, 10/1/2021 (Insured; AMBAC)	5,000,000 [a]	3,915,900
California:		
5.75%, 3/1/2008	190,000	193,072
6.60%, 2/1/2009	510,000	553,059
5.75%, 3/1/2009 (Insured; FGIC)	80,000	81,338
5.50%, 6/1/2010	1,045,000 [b]	1,129,885
5.50%, 6/1/2010	3,685,000 [b]	3,984,333
5%, 11/1/2011	655,000 [b]	705,212
5%, 11/1/2012	345,000	366,752
5%, 5/1/2018	30,000,000	32,176,200
5.50%, 6/1/2020	270,000	287,928
5.25%, 11/1/2026	10,500,000	11,291,175
5%, 2/1/2033	1,825,000	1,888,273
5.50%, 11/1/2033	3,900,000	4,311,060
Economic Recovery		
5%, 7/1/2016	10,400,000	11,137,880
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.) 0/5.25%, 12/1/2010	1,250,000 [a]	987,737
California Department of Water Resources, Power Supply Revenue:		
5.50%, 5/1/2008	4,000,000	4,165,240
5.375%, 5/1/2012 (Insured; AMBAC)	5,000,000 [b]	5,539,650
California Educational Facilities Authority:		
(Pepperdine University)		
5.75%, 9/15/2008	3,250,000 [b]	3,470,935
(Stanford University)		
5%, 11/1/2011	3,000,000	3,242,790

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Housing Finance Agency, Home Mortgage Revenue 5.65%, 8/1/2006 (Insured; MBIA)	655,000	658,845
California Infrastructure and Economic Development Bank, Revenue (Clean Water State Revolving Fund) 5%, 10/1/2017	2,500,000	2,681,675
California Municipal Finance Authority, SWDR (Waste Management Inc. Project) 4.10%, 9/1/2009	1,000,000	997,310
California State Public Works Board, LR (Capitol East End Complex) 5.25%, 12/1/2019 (Insured; AMBAC)	5,000,000	5,426,700
California Statewide Community Development Authority, Revenue:		
(Daughters of Charity Health System):		
5.25%, 7/1/2024	3,000,000	3,152,340
5.25%, 7/1/2035	7,000,000	7,269,150
(Kaiser Permanente) 3.85%, 8/1/2006	1,250,000	1,252,062
Multi Family Housing:		
(Archstone/Seascape) 5.25%, 6/1/2008	4,000,000	4,099,920
(Equity Residential) 5.20%, 6/15/2009	3,000,000	3,110,100
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue:		
0/5.80%, 1/15/2020 (Insured; MBIA)	1,505,000 [a]	1,422,044
0/5.875%, 1/15/2026 (Insured; MBIA)	8,000,000 [a]	7,465,600
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Enhanced-Asset Backed):		
5.75%, 6/1/2008	6,755,000 [b]	7,094,641
5.75%, 6/1/2008	8,240,000 [b]	8,654,307
5%, 6/1/2018	1,000,000	1,027,530
Kern High School District 6.40%, 2/1/2012 (Insured; MBIA)	2,750,000	3,118,775
Los Angeles Department of Water and Power, Power Systems Revenue 5.25%, 7/1/2011 (Insured; MBIA)	2,250,000	2,444,220
Los Angeles Unified School District 5.75%, 7/1/2016 (Insured; MBIA)	2,000,000	2,335,500
California (continued)		
Modesto Wastewater Treatment Facility, Revenue 6%, 11/1/2009 (Insured; MBIA)	500,000	547,025
Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) 5.50%, 10/1/2013 (Insured; AMBAC)	1,500,000	1,683,555
Sacramento Municipal Utility District, Electric Revenue:		
5.30%, 7/1/2012	1,145,000	1,205,754
5.25%, 5/15/2013 (Insured; FGIC)	3,530,000	3,904,039
San Francisco City and County Airports Commission, International Airport Revenue 5.625%, 5/1/2006 (Insured; FGIC)	500,000	501,865
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment):		
6%, 8/1/2009 (Insured; MBIA)	205,000	222,974
6%, 8/1/2009 (Insured; MBIA)	420,000	454,801
Santa Margarita-Dana Point Authority, Revenue 7.25%, 8/1/2007 (Insured; MBIA)	500,000	526,875
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3):		
5.50%, 1/1/2013 (Insured; FSA)	3,010,000	3,358,769
5.50%, 1/1/2014 (Insured; FSA)	2,000,000	2,248,060
Westside Unified School District 6%, 8/1/2014 (Insured; AMBAC)	385,000	454,138
Colorado—3.9%		
Colorado Department of Transportation, Transportation Revenue, RAN 5.25%, 6/15/2010 (Insured; MBIA)	1,000,000	1,069,410
Colorado Educational and Cultural Facilities Authority, Revenue (Regis University Project) 5%, 6/1/2022 (Insured; Radian)	1,825,000	1,898,730
Colorado Health Facilities Authority, Revenue (Vail Valley Medical Center Project) 5%, 1/15/2020	1,250,000	1,293,887
Colorado Housing Finance Authority:		
6.75%, 4/1/2015	120,000	123,176
6.70%, 10/1/2016	75,000	75,321

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Colorado (continued)			
Colorado Housing Finance Authority (continued):			
7.15%, 10/1/2030 (Insured; FHA)	105,000		107,002
(Single Family Program):			
7.10%, 5/1/2015	25,000		25,152
6.05%, 10/1/2016	225,000		234,632
6.75%, 10/1/2021 (Insured; FHA)	340,000		345,841
7.55%, 11/1/2027	30,000		30,187
6.80%, 11/1/2028	55,000		55,328
E-470 Public Highway Authority, Revenue:			
0/5%, 9/1/2016 (Insured; MBIA)	3,565,000	a	2,947,435
0/5%, 9/1/2017 (Insured; MBIA)	3,500,000	a	2,900,310
Jefferson County School District 6.50%, 12/15/2010 (Insured; MBIA)	1,500,000		1,693,305
Northwest Parkway Public Highway Authority:			
0/5.45%, 6/15/2017 (Insured; AMBAC)	7,690,000	a	6,607,940
0/5.55%, 6/15/2018 (Insured; FSA)	5,000,000	a	4,302,900
0/5.70%, 6/15/2021 (Insured; AMBAC)	7,345,000	a	6,379,059
University of Colorado, Enterprise System Revenue:			
5%, 6/1/2009	500,000		523,320
5.50%, 6/1/2010	500,000		539,315
Connecticut—.3%			
Connecticut 5.25%, 6/1/2018 (Insured; AMBAC)	1,500,000		1,694,955
Connecticut Health and Educational Facilities Authority, Revenue (Yale University) 5.125%, 7/1/2027	300,000		312,348
Stamford 6.60%, 1/15/2007	500,000		514,105
Florida—4.6%			
Florida Board of Education (Capital Outlay—Public Education) 5.50%, 6/1/2010	1,750,000	b	1,901,480
Florida Municipal Loan Council, Revenue 5.75%, 11/1/2015 (Insured; MBIA)	520,000		570,716
Florida (continued)			
Hillsborough County Aviation Authority, Revenue (Tampa International Airport):			
5.125%, 10/1/2020 (Insured; AMBAC)	3,540,000		3,832,546
5.125%, 10/1/2021 (Insured; AMBAC)	3,675,000		3,969,588
Hillsborough County Educational Facilities Authority (University of Tampa Project) 5.75%, 4/1/2018 (Insured; Radian)	3,270,000		3,467,606
JEA, Saint Johns River Power Park System, Revenue 5%, 10/1/2015	2,750,000		2,915,880
Key West Utility Board, Electric Revenue 5.75%, 10/1/2006 (Insured; AMBAC)	1,000,000		1,014,060
Lee County, Airport Revenue 5.875%, 10/1/2019 (Insured; FSA)	2,500,000		2,710,650
Miami-Dade County:			
Aviation Revenue, Miami International Airport (Hub of the Americas) 5%, 10/1/2010	3,000,000		3,122,040
Subordinate Special Obligation:			
0/5%, 10/1/2022 (Insured; MBIA)	2,000,000	a	1,470,200
0/5%, 10/1/2035 (Insured; MBIA)	1,500,000	a	1,327,710
Orlando and Orange County Expressway Authority, Expressway Revenue 5%, 7/1/2013 (Insured; AMBAC)	4,710,000		5,095,561
Orlando Utilities Commission, Water and Electric Revenue 5.25%, 10/1/2020	5,000,000		5,409,050
Georgia—1.3%			
Burke County Development Authority, PCR (Georgia Power Co. Plant Vogtle Project) 4.75%, 5/1/2034 (Insured; FGIC)	1,595,000		1,607,808
Chatham County Hospital Authority (Memorial Health Medical Center) 6.125%, 1/1/2024	2,480,000		2,724,131

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
Crisp County Development Authority, EIR (International Paper Co. Project) 5.55%, 2/1/2015	1,000,000	1,046,860
Georgia:		
5.40%, 11/1/2010	1,000,000	1,084,020
5.75%, 9/1/2011	3,460,000	3,848,420
Illinois—3.2%		
Chicago:		
Gas Supply Revenue (People's Gas, Light and Coke Co.) 4.75%, 6/30/2014	1,000,000	1,029,450
SFMR 4.70%, 10/1/2017 (Collateralized: FNMA and GNMA)	165,000	165,734
Chicago Metropolitan Water Reclamation District (Chicago Capital Improvement) 7.25%, 12/1/2012	8,500,000	10,310,670
Illinois Finance Authority, Gas Supply Revenue (People's Gas, Light and Coke Co.) 4.30%, 6/1/2016 (Insured; AMBAC)	2,500,000	2,540,775
Illinois Health Facilities Authority, Revenue (Loyola University Health System) 5.75%, 7/1/2011	2,500,000	2,673,050
Lake County Community Unitary School District (Waukegan) 5.625%, 12/1/2011 (Insured; FSA)	3,150,000	3,376,516
Regional Transportation Authority:		
7.75%, 6/1/2009 (Insured; FGIC)	1,000,000	1,126,700
7.75%, 6/1/2010 (Insured; FGIC)	1,620,000	1,881,355
7.75%, 6/1/2012 (Insured; FGIC)	1,890,000	2,305,706
Iowa—.4%		
Muscatine, Electric Revenue 5.50%, 1/1/2011 (Insured; AMBAC)	3,000,000	3,255,900
Kentucky—.6%		
Kentucky Property and Buildings Commission, Revenue 6%, 2/1/2010 (Insured; FSA)	2,000,000 [b]	2,181,980
Kentucky Turnpike Authority, EDR (Revitalization's Projects):		
6.50%, 7/1/2007 (Insured; AMBAC)	1,000,000	1,039,800
5.50%, 7/1/2012 (Insured; AMBAC)	1,250,000	1,379,425
Louisiana—.3%		
Louisiana Public Facilities Authority, HR (Franciscan Missionaries of Our Lady Health System Project) 5%, 8/15/2033	2,445,000	2,475,294
Maine—.2%		
Maine Municipal Bond Bank 5.875%, 11/1/2009 (Insured; FSA)	1,660,000 [b]	1,810,695
Maryland—1.4%		
Maryland State and Local Facilities Loan (Second Series) 5%, 8/1/2015	10,000,000	10,841,100
Massachusetts—4.9%		
Massachusetts, Consolidated Loan:		
5.75%, 9/1/2009	500,000 [b]	541,750
5.25%, 11/1/2012	3,000,000 [b]	3,267,450
5%, 8/1/2014	3,000,000 [b]	3,238,290
Massachusetts Bay Transportation Authority, Sales Tax Revenue 5.50%, 7/1/2016	7,750,000	8,786,020
Massachusetts Development Finance Agency:		
Revenue:		
(Boston University Issue) 5%, 10/1/2035 (Insured; AMBAC)	2,000,000	2,106,600
(Combined Jewish Philanthropies) 4.75%, 2/1/2015	4,135,000	4,312,722
SWDR (Dominion Energy Brayton Point Issue) 5%, 2/1/2036	2,000,000	2,025,880
Massachusetts Housing Finance Agency, HR 5.125%, 12/1/2034	350,000	355,744
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Project Number 6) 5.25%, 7/1/2012 (Insured; MBIA)	2,000,000	2,171,940
Massachusetts Port Authority, Revenue:		
6%, 1/1/2010	2,035,000 [b]	2,236,791
5.75%, 7/1/2010	1,325,000	1,432,669
Massachusetts School Building Authority, Dedicated Sales Tax 5%, 8/15/2017 (Insured; FSA)	4,000,000	4,345,040

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5.25%, 8/1/2017	2,500,000	2,745,750
Weston:		
5.625%, 3/1/2010	650,000 b	708,117
5.625%, 3/1/2010	665,000 b	724,458
Michigan—1.1%		
Fowlerville Community School District 6.50%, 5/1/2006 (Insured; MBIA)	555,000	557,958
Michigan Hospital Finance Authority, Revenue (Genesys Regional Medical Hospital) 5.50%, 10/1/2008	1,505,000	1,579,482
Michigan Municipal Bond Authority, State Revolving Fund Revenue:		
(Clean Water) 5%, 10/1/2021	5,000,000	5,291,800
(Drinking Water) 5.50%, 10/1/2015	1,000,000	1,134,250
Saint Johns Public Schools (School Bond Loan Fund) 6.50%, 5/1/2006 (Insured; FGIC)	525,000	527,798
Minnesota—.9%		
Minneapolis (Special School District Number 1) 5%, 2/1/2014 (Insured; FSA)	2,350,000	2,445,269
Minnesota Housing Finance Agency (Residential Housing) 2.35%, 12/11/2006	5,000,000	4,935,750
Mississippi—.8%		
Mississippi Higher Education Assistance Corp., Student Loan Revenue 6.05%, 9/1/2007	30,000	30,049
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care) 5%, 9/1/2024	5,845,000	5,959,796
Mississippi University Educational Building Corp., Revenue 5.25%, 8/1/2016 (Insured; MBIA)	400,000	442,088
Missouri—.7%		
Missouri Environmental Improvement and Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program) 5.50%, 7/1/2014	1,250,000	1,401,100
Missouri Highways and Transportation Commission, State Road Revenue:		
5.50%, 2/1/2010	2,000,000	2,147,960
5.50%, 2/1/2011	2,000,000	2,178,520
Nebraska—.3%		
Municipal Energy Agency of Nebraska, Power Supply System 5%, 4/1/2025 (Insured; FSA)	2,000,000	2,116,420
Nevada—.3%		
Humboldt County, PCR (Sierra Pacific) 6.55%, 10/1/2013 (Insured; AMBAC)	2,000,000	2,049,040
New Hampshire—.2%		
Nashua, Capital Improvement 5.50%, 7/15/2018	560,000	613,301
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,000,000	1,061,200
New Jersey—6.8%		
Garden State Preservation Trust (Open Space and Farmland Preservation):		
5.80%, 11/1/2018 (Insured; FSA)	5,000,000	5,791,100
5.80%, 11/1/2019 (Insured; FSA)	5,000,000	5,805,150
5.80%, 11/1/2023 (Insured; FSA)	5,000,000	5,819,250
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue:		
6.85%, 12/1/2009	4,000,000	4,368,440
7%, 12/1/2009	1,000,000	1,096,180
New Jersey 6%, 2/15/2011	1,000,000	1,108,810
New Jersey Economic Development Authority:		
Cigarette Tax Revenue:		
5.375%, 6/15/2015	4,400,000	4,774,836
5.50%, 6/15/2024	4,000,000	4,193,480
5.50%, 6/15/2031	1,000,000	1,042,850

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority (continued):		
School Facilities Construction Revenue:		
5.25%, 6/15/2011 (Insured; AMBAC)	5,375,000 b	5,808,924
5%, 3/1/2017	2,000,000	2,140,340
5%, 3/1/2018	1,300,000	1,387,178
Transportation Sublease Revenue (New Jersey Transit Corp. Light Rail Transit System) 5.875%, 5/1/2009 (Insured; FSA)	1,000,000 b	1,073,590
New Jersey Highway Authority, General Revenue (Garden State Parkway):		
5%, 1/1/2009 (Insured; FGIC)	1,060,000	1,105,665
5%, 1/1/2010 (Insured; FGIC)	1,110,000	1,171,150
New Jersey Transit Corp., COP:		
5.50%, 9/15/2009 (Insured; AMBAC)	5,000,000	5,314,800
6%, 9/15/2010 (Insured; AMBAC)	2,000,000 b	2,209,180
New Mexico—.4%		
New Mexico Finance Authority, Revenue (Public Project Revolving Fund) 5.25%, 6/1/2017 (Insured; AMBAC)	1,000,000	1,092,330
New Mexico Highway Commission, Tax Revenue 6%, 6/15/2010	2,000,000 b	2,192,480
New York—8.8%		
Greece Central School District:		
6%, 6/15/2010 (Insured; FGIC)	225,000	247,691
6%, 6/15/2011 (Insured; FGIC)	950,000	1,063,724
6%, 6/15/2012 (Insured; FGIC)	950,000	1,079,504
6%, 6/15/2013 (Insured; FGIC)	950,000	1,092,291
6%, 6/15/2014 (Insured; FGIC)	950,000	1,104,755
6%, 6/15/2015 (Insured; FGIC)	950,000	1,116,421
Long Island Power Authority, Electric System Revenue 5%, 6/1/2009	2,000,000	2,086,620
Metropolitan Transportation Authority:		
Commuter Facilities Revenue 5.50%, 7/1/2011	1,000,000	1,054,800
Service Contract Revenue:		
5.50%, 7/1/2016	5,000,000	5,641,150
5.75%, 1/1/2018	1,500,000	1,731,015
New York (continued)		
Nassau County, General Improvement 5.10%, 11/1/2007 (Insured; AMBAC)	3,000,000 b	3,141,030
New York City:		
7%, 8/1/2006	300,000	304,524
5.75%, 8/1/2007	265,000 b	276,305
5.50%, 8/1/2010 (Insured; XLCA)	2,000,000	2,160,220
5%, 8/1/2012	5,105,000	5,445,810
5.75%, 8/1/2012	280,000	290,632
5.75%, 8/1/2013	1,650,000	1,787,659
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue:		
5.75%, 6/15/2006 (Insured; MBIA)	440,000 b	447,515
5.75%, 6/15/2026 (Insured; MBIA)	815,000	828,790
New York City Transitional Finance Authority, Revenue:		
6.125%, 5/15/2010	825,000 b	918,472
6.125%, 5/15/2010	175,000 b	194,828
6.125%, 5/15/2010	2,000,000 b	2,226,600
5.50%, 11/1/2011	3,000,000	3,266,910
Future Tax Secured:		
5%, 11/1/2026	6,565,000	6,997,502
5%, 11/1/2027	6,900,000	7,337,598
New York State Dormitory Authority, Revenue (Consolidated City University System) 5.75%, 7/1/2018 (Insured; FSA)	200,000	229,690
New York State Power Authority, General Purpose Revenue 7%, 1/1/2010	300,000 b	338,052
New York State Thruway Authority (Highway and Bridge Trust Fund):		
5.50%, 4/1/2007 (Insured; FGIC)	500,000	511,495
6%, 4/1/2010 (Insured; FSA)	2,000,000 b	2,210,780
6%, 4/1/2010 (Insured; FSA)	1,000,000 b	1,105,390
5.50%, 4/1/2011 (Insured; FGIC)	1,000,000 b	1,101,130

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Urban Development Corp., Revenue (Correctional Capital Facilities) 5%, 1/1/2011	5,000,000	5,266,200
Orange County 5.50%, 11/15/2007	250,000	258,910
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured):		
5.50%, 6/1/2018 (Insured; MBIA)	2,000,000	2,185,920
5.50%, 6/1/2019	5,000,000	5,486,250
North Carolina—3.7%		
Charlotte 5%, 4/1/2013	1,000,000	1,086,250
Concord, COP 5.50%, 6/1/2011 (Insured; MBIA)	1,000,000	1,088,730
Durham County 5.50%, 4/1/2010	1,000,000	1,078,760
Guilford County, Public Improvement 5.10%, 10/1/2010	1,500,000 b	1,626,180
Mecklenburg County:		
5.50%, 4/1/2011	1,195,000	1,307,294
Public Improvement 4.75%, 4/1/2008	1,000,000	1,027,720
North Carolina:		
5%, 2/1/2012	9,000,000	9,697,500
Public Improvement 5%, 3/1/2012	5,000,000	5,391,400
North Carolina Eastern Municipal Power Agency, Power System Revenue 5.375%, 1/1/2016	1,500,000	1,611,615
Raleigh Durham Airport Authority, Revenue 5.25%, 11/1/2013 (Insured; FGIC)	2,465,000	2,657,295
Wake County 5.75%, 2/1/2010	2,000,000 b	2,201,020
Wake County Industrial Facilities and Pollution Control Financing Authority, Revenue (Carolina Power and Light Co.) 5.375%, 2/1/2017	1,000,000	1,067,500
Ohio—2.6%		
Akron, Sewer Systems Revenue 6%, 12/1/2014 (Insured; AMBAC)	500,000	546,910
Butler County Transportation Improvement District 6%, 4/1/2008 (Insured; FSA)	1,000,000 b	1,070,140
Ohio (continued)		
Columbus 6%, 6/15/2008	3,000,000	3,169,890
Cuyahoga County, Revenue (Cleveland Clinic Health System):		
6%, 1/1/2015	2,265,000	2,533,788
6%, 1/1/2017	3,900,000	4,336,722
Erie County, Hospital Facilities Revenue (Firelands Regional Medical Center) 4.50%, 8/15/2006	1,200,000	1,205,196
Ohio Building Authority:		
(Juvenile Correction Facilities) 5.50%, 4/1/2014	3,295,000	3,577,876
(Sports Building Fund) 5.50%, 4/1/2014	1,945,000	2,111,978
Ohio Infrastructure Improvements 5.625%, 2/1/2009	1,000,000	1,059,850
Toledo—Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project) 4.50%, 12/1/2015	900,000	923,337
Oklahoma—.2%		
Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2006 (Insured; MBIA)	1,200,000	1,205,160
Oklahoma Housing Finance Agency, SFMR 6.80%, 9/1/2016 (Collateralized; FNMA)	95,000	95,884
Oregon—.7%		
Jackson County School District:		
(Central Point) 5.75%, 6/15/2010 (Insured; FGIC)	2,265,000 b	2,465,339
(Eagle Point) 5.625%, 6/15/2011	1,500,000 b	1,648,020
Portland, Oregon Convention Center Urban Renewal and Redevelopment 5.75%, 6/15/2018 (Insured; AMBAC)	1,150,000	1,257,709
Pennsylvania—3.5%		
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center) 5.25%, 6/15/2015	1,620,000	1,745,955
Chester County 5%, 11/15/2010	3,420,000	3,639,427
Pennsylvania, GO:		
5%, 1/1/2016	10,000,000	10,938,500
5%, 1/1/2018	5,000,000	5,435,050

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Pennsylvania (continued)			
Philadelphia School District 5%, 4/1/2017 (Insured; AMBAC)	2,165,000		2,334,238
Scranton-Lackawanna Health and Welfare Authority, Catholic Healthcare Revenue (Mercy Health) 5.10%, 1/1/2007 (Insured; MBIA)	100,000		101,419
State Public School Building Authority, College Revenue (Harrisburg Community College) 6.25%, 4/1/2008 (Insured; MBIA)	795,000		839,107
Swarthmore Borough Authority, College Revenue:			
5%, 9/15/2011	1,000,000		1,071,740
5%, 9/15/2012	1,400,000		1,508,570
Rhode Island—.1%			
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College):			
4.50%, 11/1/2017 (Insured; XLCA)	795,000		815,559
5%, 11/1/2022 (Insured; XLCA)	250,000		262,740
South Carolina—4.3%			
Georgetown County School District, GO 5%, 3/1/2015 (Insured; FSA)	5,000,000		5,430,350
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner Tomorrow):			
5.25%, 12/1/2010	10,000,000		10,650,700
5.25%, 12/1/2011	5,650,000		6,070,699
5.875%, 12/1/2012	3,000,000	b	3,394,470
5.50%, 12/1/2018	3,000,000		3,377,220
5%, 12/1/2024	1,000,000		1,040,340
Newberry Investing in Children's Education, Installment Purchase Revenue (School District of Newberry County, South Carolina Project) 5.25%, 12/1/2020	1,000,000		1,061,150
South Carolina Jobs-Economic Development Authority, Revenue:			
Economic Development (Waste Management of South Carolina Inc.) 3.30%, 11/1/2007	1,000,000		985,910
Hospital Facilities (Georgetown Memorial Hospital) 5.25%, 2/1/2021 (Insured; Radian)	1,250,000		1,302,575
South Carolina School Facilities 5%, 1/1/2009	1,000,000		1,043,360
Tennessee—.0%			
Shelby County Health Educational and Housing Facilities Board, Revenue (Saint Judes Children's Research) 5%, 7/1/2009	200,000		205,426
Texas—2.6%			
Austin Independent School District (Permanent School Fund Guaranteed) 5.70%, 8/1/2011	1,530,000		1,544,091
Dallas/Fort Worth, International Airport, Joint Revenue:			
5%, 11/1/2014 (Insured; XLCA)	5,000,000	c	5,172,850
5.50%, 11/1/2031 (Insured; FGIC)	1,000,000		1,054,390
Harris County, Toll Road Revenue 6%, 8/1/2009 (Insured; FGIC)	5,150,000		5,553,708
Laredo Independent School District (Permanent School Fund Guaranteed) 6%, 8/1/2009	1,000,000	b	1,080,070
Lewisville Independent School District Building Bonds (Permanent School Fund Guaranteed):			
7.50%, 8/15/2006	650,000		662,434
7.50%, 8/15/2007	600,000		634,830
Mission Consolidated Independent School District (Permanent School Fund Guaranteed) 5.875%, 2/15/2008	1,690,000	b	1,767,977
San Antonio, Electric and Gas Revenue General Improvement 5.90%, 2/1/2010	500,000	b	543,100
Texas Municipal Power Agency, Revenue 4.40%, 9/1/2011 (Insured; FGIC)	2,750,000		2,775,658
Utah—.7%			
Intermountain Power Agency, Power Supply Revenue:			
6%, 7/1/2008 (Insured; MBIA)	4,200,000		4,432,428
6.25%, 7/1/2009 (Insured; FSA)	750,000		813,112
Vermont—.6%			
Burlington, Electric Revenue:			
6.25%, 7/1/2011 (Insured; MBIA)	2,000,000		2,254,840
6.25%, 7/1/2012 (Insured; MBIA)	2,500,000		2,858,025
Virginia—1.4%			
Chesterfield County Industrial Development Authority, PCR 5.875%, 6/1/2017	3,000,000		3,278,070

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)		Principal Amount ($)	Value ($)
Virginia (continued)			**U.S. Related (continued)**		
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	3,000,000	3,061,530	Puerto Rico Commonwealth Highway and Transportation Authority, Transportation Revenue (continued): 5.875%, 7/1/2010 (Insured; MBIA)	2,595,000 b	2,862,882
Newport News Industrial Development Authority, Revenue (Advanced Shipbuilding Carrier) 5.50%, 9/1/2010	1,000,000	1,082,220	Puerto Rico Electric Power Authority, Power Revenue: 6.50%, 7/1/2006 (Insured; MBIA)	625,000	631,675
Richmond, GO Public Improvement 5%, 7/15/2011 (Insured; FSA)	1,200,000	1,283,460	5.25%, 7/1/2015 (Insured; MBIA)	2,000,000	2,228,640
Virginia Commonwealth Transportation Board (Federal Highway Reimbursement Notes) 5%, 9/27/2012	2,000,000	2,155,540	5%, 7/1/2017 (Insured; MBIA)	3,940,000	4,289,281
Washington–.3%			5.25%, 7/1/2029 (Insured; FSA)	2,000,000	2,135,680
Seattle Municipal Light and Power, Revenue 5.50%, 12/1/2010	1,000,000	1,078,180	Puerto Rico Public Buildings Authority, Government Facility Revenue: 6.25%, 7/1/2010 (Insured; AMBAC)	750,000	833,160
Washington Public Power Supply System, Revenue (Nuclear Project Number 1):			5.50%, 7/1/2014	1,000,000	1,098,750
6%, 7/1/2006 (Insured; MBIA)	500,000	504,395	5.50%, 7/1/2015	1,000,000	1,103,600
7%, 7/1/2008	380,000	410,119	5.50%, 7/1/2016	2,000,000	2,233,080
7%, 7/1/2008	620,000	666,965	5.75%, 7/1/2017	1,945,000	2,221,287
West Virginia–.6%			University of Puerto Rico, University Revenue 6.25%, 6/1/2008 (Insured; MBIA)	750,000	795,668
Monongalia County Building Commission, HR (Monongalia General Hospital) 5.25%, 7/1/2020	4,415,000	4,642,637	**Total Long-Term Municipal Investments** (cost $715,555,328)		**741,784,078**
Wisconsin–.2%					
Kenosha, Waterworks Revenue 5%, 12/1/2012 (Insured; FGIC)	750,000	791,805	**Short-Term Municipal Investments–8.2%**		
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) 5.75%, 11/15/2007 (Insured; FSA)	500,000	518,740	**District of Columbia–1.2%**		
U.S. Related–3.6%			District of Columbia, University Revenue (Georgetown University Issue) 3.23%, 4/3/2006 (Insured; MBIA)	10,000,000	10,000,000
Puerto Rico Commonwealth:			**Florida–.1%**		
6%, 7/1/2008	1,500,000	1,569,585	Alachua County Health Facilities Authority, Continuing Care Retirement Community, Revenue (Oak Hammock at the University of Florida Project) 2.96% (LOC; BNP Paribas)	100,000 d	100,000
6.25%, 7/1/2011 (Insured; MBIA)	950,000	1,074,498			
5%, 7/1/2012	2,000,000	2,102,360			
6.25%, 7/1/2013 (Insured; MBIA)	1,380,000	1,604,830	Jacksonville Health Facilities Authority, HR (Genesis Rehabilitation Hospital Project) 2.98% (LOC; Bank of America)	1,100,000 d	1,100,000
Puerto Rico Commonwealth Highway and Transportation Authority, Transportation Revenue: 6.25%, 7/1/2009 (Insured; MBIA)	150,000	163,166			
5.875%, 7/1/2010 (Insured; MBIA)	1,405,000 b	1,553,031			

Mellon National Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Illinois–.1%		
Illinois Health Facilities Authority, Revenue (Resurrection Health Care) 2.98% (LOC; JPMorgan Chase Bank)	700,000 d	700,000
Iowa–.0%		
Grinnell, HR (Grinnell Regional Medical Center Project) 3.01% (LOC; U.S. Bancorp)	100,000 d	100,000
Kentucky–1.3%		
Owensboro, Health System Revenue (Owensboro Mercy Health System, Inc.) 3.18%, 4/3/2006 (Insured; MBIA)	10,000,000	10,000,000
Massachusetts–1.4%		
Massachusetts, GO (Central Artery/ Ted Williams Tunnel Infrastructure Loan Act of 2000):		
2.97%	2,400,000 d	2,400,000
3% (Liquidity Facility; State Street Bank and Trust Co.)	4,400,000 d	4,400,000
Massachusetts Water Resources Authority, Multi-Mode General Revenue 3.03% (LOC; Landesbank Hessen-Thuringen Girozentrale)	4,300,000 d	4,300,000
Michigan–.0%		
Detroit, Senior Lien Revenue (Sewage Disposal System) 2.97% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	300,000 d	300,000
Minnesota–.5%		
Arden Hills, Housing and Health Care Facilities Revenue (Presbyterian Homes of Arden Hills, Inc. Project) 3.01% (LOC; U.S. Bancorp)	2,000,000 d	2,000,000
Saint Paul Housing and Redevelopment Authority, Revenue (Minnesota Public Radio Project) 2.96% (LOC; Allied Irish Banks)	1,650,000 d	1,650,000
Missouri–.0%		
Missouri Health and Educational Facilities Authority, Educational Facility Revenue (Southwest Baptist University Project) 3.01% (LOC; Bank of America)	200,000 d	200,000
Pennsylvania–.8%		
Delaware County Industrial Development Authority, PCR (PECO Energy Co. Project) 3.03% (LOC; Wachovia Bank)	6,525,000 d	6,525,000
Tennessee–1.5%		
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund):		
2.98% (LOC; Bank of America)	100,000 d	100,000
2.98% (LOC; Bank of America)	1,100,000 d	1,100,000
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) 2.98% (LOC; Bank of America N.A.)	10,800,000 d	10,800,000
Texas–1.3%		
Texas, TRAN 4.50%, 8/31/2006	10,000,000	10,053,800
Wisconsin–.0%		
Wisconsin Health and Educational Facilities Authority, Revenue (Alverno College Project) 3.01% (LOC; Allied Irish Banks)	100,000 d	100,000
Total Short-Term Municipal Investments (cost $65,950,462)		**65,928,800**

Total Investments (cost $781,505,790)	**101.1%**	**807,712,878**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(9,113,459)**
Net Assets	**100.0%**	**798,599,419**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation	**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company	**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
BPA	Bond Purchase Agreement	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CGIC	Capital Guaranty Insurance Company		
CIC	Continental Insurance Company	**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty	**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation	**PCR**	Pollution Control Revenue
COP	Certificate of Participation	**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper	**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue	**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes	**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract	**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
AAA		Aaa		AAA	53.3
AA		Aa		AA	19.2
A		A		A	13.6
BBB		Baa		BBB	7.5
F1		MIG1/P1		SP1/A1	5.7
Not Rated [e]		Not Rated [e]		Not Rated [e]	.7
					100.0

[†] *Based on total investments.*

[a] *Zero Coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Purchased on a delayed delivery basis.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 28, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2006 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 10 Year Note	295	31,860,000	March 2006	338,789
U.S. Treasury Futures 30 Year Bond	116	13,118,875	March 2006	17,724
				356,513

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund

Long-Term Municipal Investments—99.5%	Principal Amount ($)	Value ($)
Alabama—4.3%		
Alabama 5.25%, 6/1/2007	1,205,000	1,232,799
Alabama Water Pollution Control Authority, Revolving Fund Loan 5%, 8/15/2007 (Insured; AMBAC)	1,000,000	1,022,580
Jefferson County:		
Limited Obligation School Warrants 5%, 1/1/2007	2,500,000	2,530,100
Sewer Revenue Capital Improvement Warrants 5.125%, 2/1/2009 (Insured; FGIC)	3,000,000 [a]	3,161,610
Arizona—2.9%		
Chandler Industrial Development Authority, IDR (Intel Corp. Project) 4.375%, 12/1/2010	5,200,000	5,310,136
California—7.2%		
Agua Caliente Band, Cahuilla Indians Revenue:		
4%, 7/1/2006	200,000	200,486
4.60%, 7/1/2008	800,000	807,128
California, Economic Recovery 5%, 7/1/2008	2,500,000	2,586,625
California Department of Water Resources, Power Supply Revenue 5.50%, 5/1/2008	3,500,000	3,644,585
California Pollution Control Financing Authority, PCR (Southern California Edison Co.) 2%, 3/1/2006	2,000,000	1,999,640
California Statewide Communities Development Authority, Revenue (Kaiser Permanente):		
3.85%, 8/1/2006	1,000,000	1,001,650
2.625%, 5/1/2008	2,000,000	1,948,200
Del Mar Race Track Authority, Revenue 5%, 8/15/2009	1,080,000	1,120,079
Colorado—.5%		
Colorado Health Facilities Authority, Revenue (Evangelical Lutheran Hospital) 3.75%, 6/1/2009	1,000,000	988,990
Connecticut—3.6%		
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project) 5.85%, 9/1/2028	3,000,000	3,181,710
Mashantucket Western Pequot Tribe 6.50%, 9/1/2006	2,970,000 [b]	3,017,936
Connecticut (continued)		
Mohegan Tribe of Indians Gaming Authority, Priority Distribution Payment Public Improvement 5%, 1/1/2008	400,000	407,548
Florida—8.8%		
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit):		
5%, 11/15/2006	1,000,000	1,011,280
5%, 11/15/2007	400,000	409,876
Florida:		
(Department of Environmental Protection) Preservation 2000 Revenue 5.25%, 7/1/2013 (Insured; FSA)	5,000,000	5,243,850
(Department of Transportation) Turnpike Revenue 5.50%, 7/1/2008 (Insured; MBIA)	4,840,000	5,060,559
Florida Board of Education, Public Education 5.375%, 6/1/2008	1,000,000	1,033,250
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group):		
5%, 11/15/2007	500,000	511,785
5%, 11/15/2008	500,000	516,555
Orlando Utilities Commission, Water and Electric Revenue 5%, 10/1/2006	2,500,000	2,524,250
Georgia—.5%		
Cobb County Development Authority, SWDR (Georgia Waste Management Project) 3.65%, 4/1/2006	1,000,000	999,530
Illinois—.0%		
Chicago Transit Authority, Capital Grant Receipt Revenue (Douglas Branch Reconstruction) 5%, 6/1/2007 (Insured; AMBAC)	100,000	100,132
Kansas—4.0%		
Burlington, PCR (Kansas Gas and Electric Co. Project) 2.65%, 6/1/2006 (Insured; MBIA)	2,500,000	2,495,625
The Unified Government of Wyandotte County/ Kansas City, Tax Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B) 3.75%, 12/1/2012	5,000,000	5,002,450

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)		Principal Amount ($)	Value ($)
Kentucky−1.7%			**Minnesota−1.1%**		
Kentucky Asset and Liability Commission, General Fund Tax and RAN 4%, 6/28/2006	2,000,000	2,004,180	Minnesota Housing Finance Authority, Residential Housing 2.35%, 12/11/2006	2,000,000	1,974,300
Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare Inc.) 6.25%, 10/1/2012	1,000,000	1,079,190	**Mississippi−2.2%**		
			Mississippi, Highway Revenue, (Four Lane Highway Program) 5.25%, 6/1/2006	3,000,000	3,013,680
Louisiana−.6%			Mississippi Business Finance Corp., SWDR (Waste Management, Inc. Project) 4.40%, 3/1/2011	1,000,000	1,000,040
Louisiana Local Government Environmental Facilities Community Development Authority, Revenue (Kenner Road Project) 5%, 3/1/2006 (Insured; AMBAC)	1,050,000	1,050,126	**Montana−2.5%**		
Massachusetts−4.2%			Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue:		
Massachusetts, Federal Highway, GAN 5.75%, 6/15/2012 (Insured; FSA)	2,000,000	2,185,660	5.75%, 5/15/2010 (Insured; MBIA)	350,000 a	386,487
Massachusetts College Building Authority, Project Revenue 4%, 5/1/2006	535,000	535,530	5.75%, 5/15/2024 (Insured; MBIA)	3,900,000	4,285,398
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies) 3.50%, 2/1/2008	975,000	971,841	**Nevada−1.0%**		
Massachusetts Health and Educational Facilities Authority, Revenue: (Partners HealthCare System Issue) 5.375%, 7/1/2017 (Insured; MBIA)	1,000,000	1,031,660	Clark County, PCR (Southern California Edison Co.) 3.25%, 3/2/2009	2,000,000	1,945,720
(Springfield College) 4%, 10/15/2007	1,220,000	1,226,808	**New Hampshire−1.1%**		
Massachusetts Housing Finance Agency, Housing Revenue 4.20%, 12/1/2010	1,890,000	1,888,204	New Hampshire Business Finance Authority, SWDR (Waste Management Inc. Project) 3.625%, 5/1/2006	2,000,000	1,998,840
Michigan−2.9%			**New Jersey−2.1%**		
Michigan, GO 4.50%, 9/29/2006	1,000,000	1,006,870	New Jersey Economic Development Authority, Cigarette Tax Revenue 5.625%, 6/15/2017	2,000,000	2,048,580
Michigan Building Authority, Revenue (Facilities Program) 5.50%, 10/15/2006	1,250,000	1,267,075	New Jersey Transportation Trust Fund Authority 5%, 12/15/2006	1,000,000	1,012,110
Michigan Hospital Finance Authority, HR: (Henry Ford Health System) 5.10%, 11/15/2007	1,000,000	1,022,830	University of Medicine and Dentistry, COP 6.75%, 12/1/2009 (Insured; MBIA)	870,000	872,453
(Oakwood Obligated Group) 5%, 11/1/2007	1,000,000	1,022,760	**New Mexico−.6%**		
Michigan Municipal Bond Authority, Revenue (Clean Water State Revolving Fund) 5%, 10/1/2006	1,000,000	1,009,880	Gallup, PCR (Tri-State Generation and Transmission Association, Inc. Project) 5%, 8/15/2007 (Insured; AMBAC)	1,000,000	1,020,850
			New York−5.8%		
			New York City: 5.25%, 11/15/2007	450,000	464,026
			5.25%, 11/15/2007	1,645,000	1,693,856
			5.20%, 8/1/2009 (Insured; XLCA)	2,000,000	2,066,460

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Educational Construction Fund, Revenue 5%, 4/1/2007 (Insured; MBIA)	1,000,000	1,017,130
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association Project) 5%, 1/1/2007	1,000,000	1,010,830
New York City Transitional Finance Authority, Revenue:		
(Future Tax Secured) 5%, 11/1/2010	2,000,000	2,127,540
(New York City Recovery) 5%, 11/1/2006	1,250,000	1,263,950
New York State Dormitory Authority, Revenue (Lutheran Medical Center) 4%, 8/1/2007 (Insured; MBIA)	1,000,000	1,007,040
North Carolina—5.0%		
Charlotte, GO 5.25%, 2/1/2012	2,500,000	2,630,100
Charlotte, Water and Sewer System Revenue 5.75%, 6/1/2010	2,000,000 [a]	2,193,060
Fayetteville Public Works Commission, Revenue 3.375%, 1/15/2007 (Insured; FSA)	1,850,000	1,849,334
Guilford County 4%, 10/1/2007	2,000,000	2,017,180
North Carolina Eastern Municipal Power Agency, Power System Revenue 5%, 1/1/2007	655,000	663,351
Ohio—2.8%		
Cleveland, Waterworks Improvement Revenue 5%, 1/1/2008 (Insured; FSA)	4,065,000 [a]	4,216,340
Ohio Higher Education Capital Facilities, GO 5.25%, 2/1/2008	1,025,000	1,059,286
Pennsylvania—6.8%		
Dauphin County General Authority, School Revenue 3.25%, 6/1/2006	2,000,000	1,997,400
Lehigh County Industrial Development Center, PCR (Peoples Electric Utility Corp.) 3.125%, 11/1/2008 (Insured; AMBAC)	1,250,000	1,237,612
Pennsylvania 5.125%, 9/15/2006 (Insured; AMBAC)	1,175,000	1,186,562
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, Revenue (University of Pennsylvania Health System):		
4%, 8/15/2006	1,000,000	1,002,860
5%, 8/15/2007	1,000,000	1,020,990
Pennsylvania Industrial Development Authority, EDR 7%, 7/1/2007 (Insured; AMBAC)	440,000	460,073
Philadelphia, Gas Works Revenue:		
5%, 8/1/2007 (Insured; FSA)	915,000	935,588
5%, 8/1/2007 (Insured; FSA)	640,000	653,466
Philadelphia Hospital and Higher Educational Facilities Authority, Revenue (Jefferson Health System) 5.50%, 5/15/2007	1,495,000	1,529,968
Pittsburgh 5%, 9/1/2006 (Insured; MBIA)	2,500,000	2,520,125
Rhode Island—2.2%		
Rhode Island Economic Development Corp., Grant Anticipation Bonds (Rhode Island Department of Transportation) 5%, 6/15/2006	2,000,000	2,009,760
Rhode Island Depositors Economic Protection Corp., Special Obligation 6.40%, 8/1/2006 (Insured; FSA)	2,000,000	2,025,960
South Carolina—3.8%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5%, 12/1/2007	1,000,000	1,024,500
School District Number 1 of Spartanburg County, GO, BAN 5.25%, 11/16/2006	2,000,000	2,024,760
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project) 3.30%, 11/1/2007	4,000,000	3,943,640
Tennessee—1.6%		
Shelby County Health, Educational and Housing Facilities Board, Revenue (Baptist Memorial Healthcare) 4%, 9/1/2006	3,000,000	3,006,150

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas−10.5%		
Conroe Independent School District, Schoolhouse 5.125%, 2/15/2009	5,330,000 a	5,574,807
Grand Prairie Independent School District, Tax School Building (Permanent School Fund Guaranteed) 3.05%, 7/31/2007	3,000,000	2,978,700
Hays Consolidated Independent School District 5.375%, 8/15/2008	2,000,000 a	2,091,120
North Central Texas Health Facilities Development Corp., Health Resources System Revenue 4.70%, 2/15/2007 (Insured; MBIA)	1,400,000	1,416,366
North Texas Thruway Authority, Dallas North Thruway System Revenue:		
5%, 7/1/2008 (Insured; AMBAC)	55,000 a	56,906
5%, 7/1/2008 (Insured; AMBAC)	695,000	717,817
San Antonio, Electric and Gas Systems Junior Lien Revenue 3.55%, 12/1/2007	2,000,000	2,001,860
Spring Independent School District, Schoolhouse 5%, 8/15/2006 (Insured; FSA and SBPA; Dexia Bank)	2,000,000	2,013,740
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5%, 6/1/2007	2,500,000	2,548,375
Utah−1.7%		
Jordan School District (Local School Board Program) 5.25%, 6/15/2007	3,000,000	3,070,050
Virginia−1.8%		
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	2,000,000	2,041,020
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Association Project) 3.30%, 10/1/2008	1,400,000	1,382,164
Washington−1.1%		
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) 6%, 7/1/2007 (Insured; AMBAC)	2,050,000	2,117,712
Wyoming−1.1%		
Uinta County, PCR (Amoco Project) 2.25%, 7/1/2007	2,000,000	1,959,860

	Principal Amount ($)	Value ($)
U.S. Related−3.5%		
Commonwealth of Puerto Rico, Public Improvement 5%, 7/1/2006	1,000,000	1,005,070
Puerto Rico Electric Authority, Power Revenue 4%, 7/1/2008	500,000	503,985
Puerto Rico Highway and Transportation Authority, Highway Revenue 5%, 7/1/2006	2,500,000	2,512,675
Puerto Rico Public Buildings Authority (Government Facilities) 4.50%, 7/1/2007	2,500,000	2,524,450
Total Long-Term Municipal Investments (cost $184,952,827)		**184,307,590**
Short-Term Municipal Investments−1.4%		
Indiana−.5%		
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group) 3.45%	1,000,000 c	1,000,000
Nebraska−.8%		
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) 3% (LOC; ABN-AMRO)	1,500,000 c	1,500,000
Tennessee−.1%		
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) 2.98% (LOC; Bank of America)	100,000 c	100,000
Total Short-Term Municipal Investments (cost $2,600,000)		**2,600,000**
Total Investments (cost $187,552,827)	**100.9%**	**186,907,590**
Liabilities, Less Cash and Receivables	**(.9%)**	**(1,682,099)**
Net Assets	**100.0%**	**185,225,491**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation	**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company	**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
BPA	Bond Purchase Agreement	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CGIC	Capital Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
CIC	Continental Insurance Company	**MFMR**	Multi-Family Mortgage Revenue
CIFG	CDC Ixis Financial Guaranty	**PCR**	Pollution Control Revenue
CMAC	Capital Market Assurance Corporation	**RAC**	Revenue Anticipation Certificates
COP	Certificate of Participation	**RAN**	Revenue Anticipation Notes
CP	Commercial Paper	**RAW**	Revenue Anticipation Warrants
EDR	Economic Development Revenue	**RRR**	Resources Recovery Revenue
EIR	Environmental Improvement Revenue	**SAAN**	State Aid Anticipation Notes
FGIC	Financial Guaranty Insurance Company	**SBPA**	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
FNMA	Federal National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GAN	Grant Anticipation Notes	**TAW**	Tax Anticipation Warrants
GIC	Guaranteed Investment Contract	**TRAN**	Tax and Revenue Anticipation Notes
GNMA	Government National Mortgage Association	**XLCA**	XL Capital Assurance
GO	General Obligation		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	46.3
AA		Aa		AA	16.7
A		A		A	16.4
BBB		Baa		BBB	13.6
BB		Ba		BB	.2
F1		MIG1/P1		SP1/A1	4.1
Not Rated [d]		Not Rated [d]		Not Rated [d]	2.7
					100.0

[†] *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $3,017,936 or 1.6% of net assets.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund

Long-Term Municipal Investments–98.0%	Principal Amount ($)	Value ($)
Alabama–.6%		
Jefferson County, Limited Obligation School Warrant 5.50%, 1/1/2021	3,500,000	3,815,770
Arizona–.2%		
University Medical Center Corp., HR 5.25%, 7/1/2015	1,160,000	1,235,655
California–4.9%		
Agua Caliente Band, Cahuilla Indians Revenue 6%, 7/1/2018	1,500,000	1,619,790
Alameda Corridor Transportation Authority, Revenue 0/5.25%, 10/1/2021 (Insured; AMBAC)	2,000,000 [a]	1,566,360
California:		
5.50%, 6/1/2010	415,000 [b]	448,710
5.50%, 6/1/2010	1,475,000 [b]	1,594,814
5.25%, 11/1/2017	2,500,000	2,717,200
5%, 5/1/2019	5,000,000	5,342,900
5.50%, 6/1/2020	110,000	117,304
5.50%, 11/1/2033	6,300,000	6,964,020
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.) 0/5.25%, 12/1/2010	1,250,000 [a]	987,738
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue:		
0/5.875%, 1/15/2027 (Insured; MBIA)	6,000,000 [a]	5,582,940
0/5.875%, 1/15/2029 (Insured; MBIA)	2,000,000 [a]	1,854,220
5.75%, 1/15/2040	2,000,000	2,063,340
Colorado–.7%		
Northwest Parkway Public Highway Authority, Senior Revenue 0/5.70%, 6/15/2021 (Insured; AMBAC)	5,000,000 [a]	4,342,450
Florida–.2%		
Miami-Dade County, Subordinate Special Obligation 0/5%, 10/1/2035	1,500,000 [a]	1,327,710
Georgia–.2%		
Burke County Development Authority, PCR (Georgia Power Co. Plant Vogtle Project) 4.75%, 5/1/2034 (Insured; FGIC)	1,525,000	1,537,246
Illinois–.6%		
Illinois Educational Facilities Authority (University of Chicago) 5.25%, 7/1/2011	1,960,000	2,052,414
Illinois (continued)		
Illinois Finance Authority, Revenue (Peoples Gas Light and Coke Co.) 4.30%, 6/1/2016 (Insured; AMBAC)	2,000,000	2,032,620
Kentucky–.3%		
Kentucky Property and Buildings Commission, Revenue (Project Number 68) 5.75%, 10/1/2010	1,500,000	1,636,980
Massachusetts–.5%		
Massachusetts Housing Finance Agency, Housing Revenue 5.125%, 12/1/2034	350,000	355,744
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5%, 8/1/2032	3,000,000	3,127,830
Michigan–.4%		
Detroit City School District 5.25%, 5/1/2017 (Insured; FGIC)	2,000,000	2,224,920
Mississippi–.8%		
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health) 5%, 10/1/2008	5,000,000	5,135,400
Missouri–.1%		
Missouri Housing Development Commission, SFMR 6.40%, 9/1/2029	645,000	654,901
New Hampshire–.2%		
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,015,000	1,077,118
New Jersey–2.3%		
Garden State Preservation Trust (Open Space and Farmland):		
5.80%, 11/1/2019 (Insured; FSA)	4,805,000	5,578,749
5.80%, 11/1/2021 (Insured; FSA)	2,000,000	2,325,940
5.80%, 11/1/2023 (Insured; FSA)	2,000,000	2,327,700
New Jersey Economic Development Authority, Cigarette Tax Revenue 5.75%, 6/15/2029	4,000,000	4,269,920
New York–1.3%		
New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.50%/14%, 11/1/2026	4,000,000 [c]	4,355,880

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue:		
(Mental Health Services Facilities):		
6%, 2/15/2007	20,000 b	20,882
6%, 8/15/2007	2,480,000	2,565,882
(School Program)		
5.25%, 7/1/2011	1,200,000	1,266,000
North Carolina−.5%		
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
5.30%, 1/1/2015	1,500,000	1,611,450
5.125%, 1/1/2023	1,500,000	1,569,420
Ohio−.9%		
Cuyahoga County, Revenue (Cleveland Clinic Health System)		
6%, 1/1/2016	5,000,000	5,569,900
Pennsylvania−70.3%		
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)		
5%, 6/15/2014	5,000,000	5,339,600
Allegheny County Port Authority, Special Transportation Revenue:		
5.50%, 6/1/2008 (Insured; MBIA)	4,000,000	4,177,160
5.375%, 3/1/2011 (Insured, FGIC)	2,500,000	2,709,450
5.50%, 3/1/2014 (Insured; FGIC)	2,500,000	2,732,850
5.50%, 3/1/2016 (Insured; FGIC)	1,360,000	1,487,976
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2018 (Insured; MBIA)	2,560,000	2,768,230
Athens Area School District 4.75%, 4/15/2011 (Insured; FGIC)	1,740,000	1,837,753
Blair County:		
5.375%, 8/1/2015 (Insured; AMBAC)	1,880,000	2,106,653
5.375%, 8/1/2016 (Insured; AMBAC)	1,980,000	2,229,044
Carlisle Area School District 5%, 3/1/2012 (Insured; MBIA)	1,295,000	1,392,021
Central York School District:		
5%, 6/1/2012 (Insured; FGIC)	2,305,000	2,478,912
5.50%, 6/1/2014 (Insured; FGIC)	1,000,000	1,102,200

	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Chester County 5%, 8/15/2018	4,545,000	4,920,599
Coatesville Area School District 5.25%, 8/15/2019 (Insured; FSA)	8,000,000	8,857,200
Conestoga Valley School District:		
5%, 5/1/2010 (Insured; FGIC)	2,070,000	2,189,957
5%, 5/1/2011 (Insured; FGIC)	1,500,000	1,602,285
Conrad Weiser Area School District:		
5.20%, 12/15/2010 (Insured; MBIA)	1,000,000	1,005,060
5.25%, 12/15/2014 (Insured; MBIA)	3,890,000	3,910,228
Cumberland County Municipal Authority, College Revenue (Dickerson College):		
5.25%, 11/1/2008 (Insured; AMBAC)	1,000,000	1,045,440
5.25%, 11/1/2009 (Insured; AMBAC)	1,170,000	1,241,428
Delaware County Authority, College Revenue (Haverford College):		
5.875%, 11/15/2021	1,500,000	1,654,110
5.75%, 11/15/2025	3,000,000	3,288,030
Delaware County Regional Water Quality Control Authority, Sewer Revenue 4.75%, 5/1/2010 (Insured; FGIC)	1,945,000	2,038,963
Delaware River Joint Toll Bridge Commission, Bridge Revenue 5.25%, 7/1/2017 (Insured; MBIA)	1,485,000	1,643,063
Downingtown Area School District:		
5.25%, 2/1/2008	300,000	310,203
5.375%, 2/1/2009	5,020,000	5,290,126
Erie County 5.375%, 9/1/2016 (Insured; MBIA)	2,445,000	2,703,241
Exeter Township School District 5.15%, 5/15/2010	1,990,000	1,996,985
Fleetwood Area School District 5%, 4/1/2011 (Insured; FGIC)	1,500,000	1,601,175
Harrisburg Authority:		
Resource Recovery Facility Revenue 5%, 12/1/2013 (Insured; FSA)	4,000,000	4,286,360
School Revenue (Harrisburg Project) 5%, 4/1/2010 (Insured; FGIC)	2,500,000	2,642,225
Kennett Consolidated School District 5.50%, 2/15/2012 (Insured; FGIC)	1,310,000 b	1,442,506

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Lancaster County Solid Waste Management Authority, RRR:		
5.25%, 12/15/2008 (Insured; AMBAC)	3,940,000	4,084,204
5.25%, 12/15/2009 (Insured; AMBAC)	4,230,000	4,433,294
5.25%, 12/15/2010 (Insured; AMBAC)	2,000,000	2,112,400
Lancaster County Vocational-Technical School Authority, LR:		
5.25%, 2/15/2009 (Insured; FGIC)	1,000,000	1,050,430
5.25%, 2/15/2010 (Insured; FGIC)	1,500,000	1,596,630
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College) 5.25%, 4/15/2016	1,815,000	1,952,940
Lehigh County General Purpose Authority, Revenues (Good Shepherd Group) 5.25%, 11/1/2014	3,255,000	3,392,426
Lehigh County Industrial Development Authority, PCR (Peoples Electric Utilities Corp. Project) 4.75%, 2/15/2027 (Insured; FGIC)	2,000,000	2,046,140
Lower Merion School District 5%, 5/15/2029	11,975,000	12,591,832
Montgomery County:		
5%, 9/15/2010	1,165,000	1,240,224
5%, 9/15/2011	2,155,000	2,315,203
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) 5%, 6/1/2007 (Insured; AMBAC)	2,940,000	2,997,065
Muhlenberg School District 5.375%, 4/1/2015 (Insured; FGIC)	1,000,000	1,089,890
Neshaminy School District, GO:		
5%, 5/1/2018 (Insured; AMBAC)	2,000,000 [d]	2,175,320
5%, 5/1/2024 (Insured; AMBAC)	1,500,000 [d]	1,606,785
North Pennsylvania School District Authority, School Revenue (Montgomery and Bucks County) 6.20%, 3/1/2007	860,000	867,310

	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Northampton County Higher Education Authority, Revenue (Lehigh University) 5.50%, 11/15/2011	2,500,000	2,747,250
Northeastern Hospital and Education Authority, College Revenue (Luzerne County Community College) 5.25%, 8/15/2007 (Insured; MBIA)	1,170,000	1,200,888
Northwestern Lehigh School District:		
5%, 3/15/2009 (Insured; FSA)	1,190,000	1,243,074
5%, 3/15/2010 (Insured; FSA)	1,245,000	1,315,118
Owen J. Roberts School District 5.50%, 8/15/2012 (Insured; FSA)	1,440,000 [b]	1,594,757
Parkland School District:		
5.25%, 9/1/2011 (Insured; FGIC)	2,220,000	2,405,925
5.375%, 9/1/2014 (Insured; FGIC)	3,110,000	3,467,557
5.375%, 9/1/2016 (Insured; FGIC)	1,490,000	1,678,679
Penn Manor School District 5.20%, 6/1/2012 (Insured; FGIC)	395,000	396,730
Pennsylvania:		
5.25%, 10/15/2009	10,000,000	10,596,600
6%, 1/15/2010	2,500,000 [b]	2,746,975
5.25%, 10/15/2010	10,000,000	10,734,200
5.25%, 2/1/2011	7,850,000	8,451,624
5%, 1/1/2015	11,195,000	12,199,639
5%, 1/1/2018	5,000,000	5,435,050
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc. Project) 4.70%, 11/1/2014	5,000,000	4,997,200
Pennsylvania Higher Educational Facilities Authority:		
College and University Revenue:		
(Allegheny College Project) 6.10%, 11/1/2008 (Insured; MBIA)	1,315,000	1,317,972
(Bryn Mawr College) 5.25%, 12/1/2012 (Insured; AMBAC)	3,000,000	3,281,250

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)		Principal Amount ($)	Value ($)
Pennsylvania (continued)			**Pennsylvania (continued)**		
Pennsylvania Higher Educational Facilities Authority:			Pennsylvania Industrial Development Authority, EDR:		
College and University Revenue (continued):			6%, 7/1/2008		
(Drexel University):			(Insured; AMBAC)	5,600,000	5,909,904
5.30%, 5/1/2007			5.80%, 1/1/2009		
(Insured; MBIA)	875,000 b	911,199	(Insured; AMBAC)	5,000,000	5,307,000
5.50%, 5/1/2007			5.50%, 7/1/2012		
(Insured; MBIA)	1,275,000	1,305,995	(Insured; AMBAC)	5,335,000	5,871,541
5.30%, 5/1/2010			Pennsylvania State University		
(Insured; MBIA)	3,035,000	3,155,186	5%, 3/1/2009	3,000,000	3,132,210
(La Salle University)			Pennsylvania Turnpike Commission, Turnpike Revenue:		
5.50%, 5/1/2034	2,250,000	2,354,918	5%, 6/1/2009 (Insured; FGIC)	3,275,000	3,431,873
(Lafayette College Project)			5%, 6/1/2011 (Insured; FGIC)	3,000,000	3,209,790
6%, 5/1/2030	5,000,000	5,450,900	5.50%, 12/1/2011		
(State Systems)			(Insured; FGIC)	2,510,000	2,762,456
5.75%, 6/15/2010			5.50%, 12/1/2012		
(Insured; AMBAC)	3,045,000	3,306,474	(Insured; FGIC)	2,000,000	2,219,720
(State Systems Higher Education):			5.50%, 6/1/2015	1,500,000	1,644,300
5%, 6/15/2010			5%, 12/1/2029		
(Insured; AMBAC)	2,785,000	2,948,480	(Insured; AMBAC)	5,000,000	5,284,650
5%, 6/15/2011			Perkiomen Valley School District:		
(Insured; AMBAC)	2,935,000	3,134,022	5.25%, 3/1/2011 (Insured; FSA)	690,000 b	743,323
(Temple University)			5.25%, 3/1/2011 (Insured; FSA)	720,000 b	775,642
5.25%, 4/1/2014			5.25%, 3/1/2013 (Insured; FSA)	540,000	579,398
(Insured; MBIA)	2,500,000	2,608,875	5.25%, 3/1/2014 (Insured; FSA)	570,000	611,587
(University of Scranton)			Philadelphia:		
5.75%, 5/1/2011			5.25%, 3/15/2011		
(Insured; AMBAC)	1,690,000 b	1,863,597	(Insured; FSA)	3,500,000	3,698,135
(UPMC Health System):			5.25%, 3/15/2012		
5%, 1/15/2010	1,630,000	1,695,885	(Insured; FSA)	235,000	248,303
5.125%, 1/15/2011	1,550,000	1,628,802	5.25%, 3/15/2013		
5.25%, 8/1/2012			(Insured; FSA)	2,000,000	2,113,220
(Insured; FSA)	3,000,000	3,180,840	5.25%, 3/15/2014		
6%, 1/15/2022	2,500,000	2,736,100	(Insured; FSA)	1,000,000	1,056,610
Health Services (University of Pennsylvania)			Water and Wastewater Revenue:		
5.60%, 11/15/2010			5.625%, 6/15/2009		
(Insured; MBIA)	2,000,000	2,151,220	(Insured; AMBAC)	5,000,000	5,332,200
Pennsylvania Housing Finance Agency			5.25%, 12/15/2012		
(Single Family Mortgage):			(Insured; AMBAC)	10,000,000	10,922,200
5.35%, 10/1/2009	1,165,000	1,194,754	5.25%, 7/1/2018		
5.45%, 10/1/2010	3,025,000	3,124,039	(Insured; FSA)	5,000,000	5,501,350
5.50%, 10/1/2011	1,325,000	1,366,260	5%, 7/1/2023		
5.55%, 10/1/2012	325,000	325,631	(Insured; FSA)	1,690,000	1,799,546

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)		Principal Amount ($)	Value ($)
Pennsylvania (continued)			**Pennsylvania (continued)**		
Philadelphia Authority for Industrial Development, Industrial and Commercial Revenue (Girard Estates Facilities Leasing Project) 5%, 5/15/2019	2,400,000	2,442,432	Springfield School District (Delaware County): 4.75%, 3/15/2010 (Insured; FSA)	1,145,000	1,198,781
Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5.50%, 5/15/2008	1,000,000	1,040,030	4.75%, 3/15/2011 (Insured; FSA)	780,000	823,368
Philadelphia Parking Authority, Parking Revenue:			4.75%, 3/15/2012 (Insured; FSA)	1,085,000	1,150,610
5.25%, 2/1/2013 (Insured; AMBAC)	1,935,000	2,041,096	State Public School Building Authority, School Revenue: (Lease-Philadelphia School District Project) 5%, 6/1/2029 (Insured; FSA)	5,000,000	5,230,200
5.25%, 2/1/2014 (Insured; AMBAC)	2,040,000	2,151,853	(Tuscarora School District Project):		
Airport 5.75%, 9/1/2009 (Insured; AMBAC)	2,255,000	2,415,601	5.25%, 4/1/2013 (Insured; FSA)	195,000 b	213,886
Philadelphia School District:			5.25%, 4/1/2017 (Insured; FSA)	840,000	910,988
5%, 10/1/2008 (Insured; MBIA)	10,000,000	10,367,000	Susquehanna Area Regional Airport Authority, Airport System Revenue:		
5.25%, 4/1/2009 (Insured; MBIA)	2,500,000 b	2,630,425	5.375%, 1/1/2018	6,000,000	6,160,080
5.75%, 2/1/2011 (Insured; FSA)	4,000,000	4,382,960	5.50%, 1/1/2020 (Insured; AMBAC)	4,370,000	4,708,544
5.75%, 2/1/2011 (Insured; FSA)	3,000,000 b	3,296,010	5%, 1/1/2033 (Insured; AMBAC)	2,400,000	2,494,920
5.50%, 2/1/2012 (Insured; FSA)	1,770,000 b	1,948,151	Swarthmore Borough Authority, College Revenue:		
5.50%, 2/1/2012 (Insured; FSA)	1,310,000 b	1,441,852	5.50%, 9/15/2011	17,500,000	19,164,600
5%, 4/1/2017 (Insured; AMBAC)	5,000,000	5,390,850	5.25%, 9/15/2017	1,000,000	1,081,820
Pittsburgh School District:			University Area Joint Authority, Sewer Revenue 5%, 11/1/2011 (Insured; MBIA)	1,430,000	1,534,290
5.50%, 9/1/2016 (Insured; FSA)	4,000,000	4,534,520	Upper Darby School District, GO:		
5.50%, 9/1/2018 (Insured; FSA)	1,000,000	1,149,160	5%, 5/1/2018 (Insured; FGIC)	2,870,000	3,101,035
Saint Mary Hospital Authority, Health System Revenue (Catholic Health East) 5%, 11/15/2021	1,000,000	1,042,610	5%, 5/1/2019 (Insured; FGIC)	3,000,000	3,234,300
Scranton-Lackawanna Health and Welfare Authority, Revenue: (Community Medical Center Project):			Upper Merion Area School District 5%, 2/15/2019 (Insured; MBIA)	1,165,000	1,251,827
5.50%, 7/1/2010 (Insured; MBIA)	3,035,000	3,183,806	Upper Saint Clair Township School District 5.20%, 7/15/2007	6,000,000 b	6,146,940
5.50%, 7/1/2011 (Insured; MBIA)	3,195,000	3,351,651	Warwick School District, Lancaster County 5.25%, 2/15/2011 (Insured; FGIC)	1,000,000	1,076,730
(University of Scranton Project) 5.50%, 11/1/2007 (Insured; AMBAC)	3,040,000	3,143,026			

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)		Principal Amount ($)	Value ($)
Pennsylvania (continued)			**U.S. Related (continued)**		
Wilson Area School District 5%, 2/15/2011 (Insured; FGIC)	1,910,000	2,036,614	Commonwealth of Puerto Rico, Public Improvement (continued): 5.50%, 7/1/2018 (Insured; FGIC)	9,545,000	10,993,836
Wilson School District: 5.375%, 5/15/2015 (Insured; FSA)	1,785,000	1,947,863	Puerto Rico Electric Power Authority, Power Revenue: 5.25%, 7/1/2014 (Insured; MBIA)	7,875,000	8,716,995
5.375%, 5/15/2016 (Insured; FSA)	1,500,000	1,634,250	5.50%, 7/1/2017 (Insured; MBIA)	6,000,000	6,887,640
York County 5%, 6/1/2017 (Insured; AMBAC)	1,100,000	1,176,857	5.25%, 7/1/2029 (Insured; FSA)	5,000,000	5,339,200
York County Solid Waste and Refuse Authority, Solid Waste System Revenue 5.50%, 12/1/2014 (Insured; FGIC)	1,000,000	1,123,840	Puerto Rico Highway and Transportation Authority: Highway Revenue: Series Y, 6.25%, 7/1/2008 (Insured; MBIA)	1,295,000	1,376,572
South Carolina−.7%			Series Z, 6.25%, 7/1/2008 (Insured; MBIA)	1,000,000	1,062,990
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow):			5.50%, 7/1/2013 (Insured; FSA)	1,500,000	1,651,965
5.875%, 12/1/2012	2,000,000 b	2,262,980	5.50%, 7/1/2013 (Insured; MBIA)	4,000,000	4,405,240
5.50%, 12/1/2018	2,000,000	2,251,480	Transportation Revenue 5.25%, 7/1/2010	4,000,000	4,234,840
Texas−.3%			Puerto Rico Municipal Finance Agency: 5.50%, 8/1/2007	3,000,000	3,088,740
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement 5.50%, 11/1/2031 (Insured; FGIC)	2,000,000	2,108,780	5.50%, 8/1/2009 (Insured; FSA)	7,090,000	7,565,455
Virginia−1.9%			**Total Long-Term Municipal Investments** (cost $596,505,507)		**620,431,876**
Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project) 4.875%, 2/1/2009	6,600,000	6,722,496	**Short-Term Municipal Investments−1.7%**		
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	5,000,000	5,102,550	**California−.2%**		
U.S. Related−10.1%			California Department of Water Resources, Power Supply Revenue 2.98% (LOC; BNP Paribas)	1,400,000 e	1,400,000
Commonwealth of Puerto Rico, Public Improvement: 5.50%, 7/1/2014 (Insured; MBIA)	7,500,000	8,435,175	**Georgia−.5%**		
			Gainesville and Hall County Development Authority, Senior Living Facility Revenue (Lanier Village Estates, Inc. Project) 3.02% (LOC; Bank of America)	2,900,000 e	2,900,000

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania—.8%		
Allegheny County Hospital Development Authority, HR (Presbyterian University Hospital) 3.22% (LOC; Bank One)	1,335,000 [e]	1,335,000
Lehigh County General Purpose Authority, HR:		
(Lehigh Valley Hospital) 2.94% (Insured; AMBAC)	100,000 [e]	100,000
(Saint Luke's Hospital of Bethlehem, Pennsylvania Project) 2.92% (LOC; Wachovia Bank)	400,000 [e]	400,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Children's Hospital of Philadelphia Project):		
2.93% (Insured; MBIA)	200,000 [e]	200,000
2.93% (Insured; MBIA)	3,100,000 [e]	3,100,000
Pennsylvania (continued)		
South Fork Municipal Authority, HR (Conemaugh Health System Project) 2.94% (Insured; MBIA)	200,000 [e]	200,000
Tennessee—.2%		
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) 2.98% (LOC; Bank of America)	1,300,000 [e]	1,300,000
Total Short-Term Municipal Investments (cost $10,935,000)		**10,935,000**
Total Investments (cost $607,440,507)	**99.7%**	**631,366,876**
Cash and Receivables (Net)	**.3%**	**2,154,376**
Net Assets	**100.0%**	**633,521,252**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation	**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company	**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
BPA	Bond Purchase Agreement	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CGIC	Capital Guaranty Insurance Company		
CIC	Continental Insurance Company	**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty	**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation	**PCR**	Pollution Control Revenue
COP	Certificate of Participation	**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper	**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue	**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes	**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract	**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
AAA		Aaa		AAA	63.8
AA		Aa		AA	23.2
A		A		A	5.6
BBB		Baa		BBB	5.7
F1		MIG1/P1		SP1/A1	1.7
					100.0

† *Based on total investments.*

a *Zero coupon until a specified date, at which time, the stated coupon rate becomes effective until maturity.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Subject to interest rate change on November 1, 2011.*

d *Purchased on a delayed delivery basis.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 28, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2006 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 10 Year Note	265	28,620,000	March 2006	304,336
U.S. Treasury Futures 30 Year Bond	105	11,874,844	March 2006	16,043
				320,379

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund

Long-Term Municipal Investments—92.9%	Principal Amount ($)	Value ($)
Massachusetts—85.3%		
Auburn 5.125%, 6/1/2020 (Insured; AMBAC)	1,225,000	1,327,937
Bellingham 5.375%, 3/1/2014 (Insured; AMBAC)	1,685,000	1,837,223
Boston 5.75%, 2/1/2010	2,000,000	2,167,680
Boston Economic Development and Industrial Corp., Public Parking Facility 4.50%, 6/1/2010	3,000,000	3,088,590
Boston Water and Sewer Commission, Revenue:		
9.25%, 1/1/2011	100,000	122,364
5%, 11/1/2019	2,170,000	2,335,028
5%, 11/1/2023	3,920,000	4,182,522
Brockton (Municipal Purpose Loan) 5%, 6/1/2019 (Insured; AMBAC)	1,430,000	1,542,527
Burlington:		
5.25%, 2/1/2012	200,000	217,818
5.25%, 2/1/2013	250,000	274,595
Cambridge (Municipal Purpose Loan) 5%, 12/15/2011	510,000	549,714
Cohasset:		
5%, 6/15/2022	895,000	955,985
5%, 6/15/2023	895,000	954,034
Easton 6%, 9/15/2006	105,000	106,482
Everett:		
6.125%, 12/15/2009 (Insured; MBIA)	1,000,000 [a]	1,103,610
5.375%, 12/15/2017 (Insured; FGIC)	1,250,000	1,395,187
Hingham (Municipal Purpose Loan) 5.375%, 4/1/2017	1,645,000	1,786,980
Holden (Municipal Purpose Loan) 6%, 3/1/2010 (Insured; FGIC)	1,000,000 [a]	1,099,430
Hopedale:		
4%, 11/15/2013 (Insured; AMBAC)	250,000	255,032
5%, 11/15/2019 (Insured; AMBAC)	650,000	705,243
Lynn 5.25%, 2/15/2008 (Insured; MBIA)	1,500,000	1,552,560
Massachusetts (continued)		
Lynnfield (Municipal Purpose Loan):		
5%, 7/1/2020	505,000	542,158
5%, 7/1/2021	525,000	562,863
5%, 7/1/2022	585,000	625,903
5%, 7/1/2023	585,000	624,616
Mansfield 5%, 8/15/2017 (Insured; AMBAC)	1,395,000	1,514,175
Marblehead:		
5%, 8/15/2018	1,440,000	1,554,854
5%, 8/15/2022	1,750,000	1,873,935
Mashpee 5.625%, 11/15/2010 (Insured; FGIC)	500,000 [a]	551,280
Massachusetts:		
6.50%, 8/1/2008	600,000	639,222
Zero Coupon, 12/1/2012 (Insured; XLCA)	1,770,000	1,890,625
Consolidated Loan:		
5.50%, 2/1/2007 (Insured; MBIA)	5,000,000	5,095,500
5.75%, 6/1/2010	5,000,000 [a]	5,420,200
5.50%, 3/1/2012 (Insured; FSA)	2,000,000 [a]	2,192,120
5%, 8/1/2012 (Insured; MBIA)	420,000 [a]	450,509
5%, 8/1/2012 (Insured; MBIA)	1,580,000 [a]	1,704,141
5.25%, 11/1/2012	2,000,000 [a]	2,178,300
5.25%, 1/1/2013 (Insured; FSA)	1,300,000 [a]	1,417,052
5.25%, 10/1/2013	2,500,000 [a]	2,739,625
5.50%, 11/1/2015 (Insured; FGIC)	5,000,000	5,648,800
5.50%, 8/1/2018 (Insured; FGIC)	1,035,000	1,192,951
5%, 9/1/2018	5,000,000	5,402,500
5%, 3/1/2022	1,800,000	1,921,680
5%, 3/1/2025	1,500,000	1,592,115
Federal Highway:		
5.75%, 6/15/2010	2,000,000	2,175,060
5.75%, 6/15/2012 (Insured; FSA)	2,500,000	2,732,075
GAN		
5.125%, 6/15/2015 (Insured; MBIA)	1,500,000	1,572,090

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts (continued):		
Special Obligation Revenue:		
5.375%, 6/1/2011	6,350,000	6,882,067
5.50%, 6/1/2013	1,000,000	1,110,240
Massachusetts Bay Transportation Authority:		
Assessment Revenue:		
5.75%, 7/1/2010	1,835,000 [a]	2,001,031
5.75%, 7/1/2011	165,000	179,098
5.25%, 7/1/2014	1,045,000 [a]	1,155,948
5.25%, 7/1/2014	1,000,000 [a]	1,106,170
5%, 7/1/2031	5,000,000	5,296,250
General Transportation System:		
5.50%, 3/1/2009 (Insured; FGIC)	2,000,000	2,114,740
5.25%, 3/1/2015 (Insured; FGIC)	1,000,000	1,105,560
Sales Tax Revenue:		
5.50%, 7/1/2016	2,500,000	2,834,200
5.25%, 7/1/2021	2,000,000	2,273,380
Massachusetts Development Finance Agency, Revenue:		
(Boston University Issue) 5%, 10/1/2035 (Insured; AMBAC)	2,000,000	2,106,600
(College of Pharmacy and Allied Health):		
5%, 7/1/2024 (Insured; Assured Guaranty)	2,750,000	2,866,545
5%, 7/1/2027 (Insured; Assured Guaranty)	1,000,000	1,040,050
5%, 7/1/2035 (Insured; Assured Guaranty)	2,000,000	2,063,140
(Combined Jewish Philanthropies) 5.25%, 2/1/2022	1,000,000	1,081,490
Education (Belmont Hill School) 5%, 9/1/2015	500,000	526,415
Higher Education (Smith College) 5.75%, 7/1/2010	1,000,000 [a]	1,099,090
(Massachusetts College of Pharmacy):		
6%, 7/1/2008	310,000	324,558
6.40%, 1/1/2010	370,000 [a]	411,828
6.50%, 1/1/2010	395,000 [a]	441,061
6.30%, 1/1/2010	350,000 [a]	388,318
6.375%, 7/1/2023	1,000,000	1,135,010
Massachusetts (continued)		
Massachusetts Development Finance Agency, Revenue (continued):		
(Milton Academy) 5%, 9/1/2019	1,000,000	1,072,010
Resource Recovery (Waste Management, Inc.) 6.90%, 12/1/2009	1,000,000	1,092,740
Solid Waste Disposal:		
(Dominion Energy Brayton Point Issue) 5%, 2/1/2036	2,000,000	2,025,880
(Waste Management, Inc.) 5.45%, 6/1/2014	1,000,000	1,068,050
(Suffolk University) 5.85%, 7/1/2009	1,000,000 [a]	1,080,550
Massachusetts Education Loan Authority, Education Loan Revenue 6.20%, 7/1/2013 (Insured; AMBAC)	260,000	260,634
Massachusetts Educational Financing Authority, Education Loan Revenue 4.70%, 1/1/2010 (Insured; AMBAC)	715,000	717,724
Massachusetts Health and Educational Facilities Authority, Revenue:		
(Boston College) 5.125%, 6/1/2037	2,000,000	2,096,720
(Dartmouth-Hitchcock) 5.125%, 8/1/2022 (Insured; FSA)	2,000,000	2,136,580
(Harvard University Issue) 5%, 7/15/2036	1,000,000	1,061,060
(Jordan Hospital) 5%, 10/1/2010	500,000	504,710
(Northeastern University) 5.50%, 10/1/2009 (Insured; MBIA)	420,000	448,472
(Partners Healthcare Systems):		
5.25%, 7/1/2013	1,595,000	1,674,766
5%, 7/1/2014	1,300,000	1,397,097
5%, 7/1/2016	1,045,000	1,106,425
5.125%, 7/1/2019	1,000,000	1,038,790
(Tufts University):		
5.50%, 8/15/2014	1,000,000	1,124,350
5.50%, 2/15/2036	1,000,000	1,073,330
(UMass Memorial Issue):		
5.25%, 7/1/2025	2,000,000	2,070,800
5%, 7/1/2033	1,000,000	1,007,730
(Wellesley College) 5%, 7/1/2024	1,000,000	1,061,910
(Winchester Hospital) 6.75%, 7/1/2010	1,600,000 [a]	1,792,032

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Massachusetts (continued)			
Massachusetts Housing Finance Agency:			
Housing:			
4.20%, 12/1/2010	3,650,000		3,646,532
5%, 12/1/2026	1,165,000		1,187,415
5.125%, 12/1/2034	200,000		203,282
SFHR 6%, 6/1/2014 (Insured; MBIA)	370,000		371,824
Massachusetts Industrial Finance Agency, Revenue:			
(Babson College) 5.75%, 10/1/2007 (Insured; MBIA)	555,000		574,802
(College of The Holy Cross) 5.50%, 3/1/2006 (Insured; MBIA)	1,145,000	a	1,168,106
(Concord Academy):			
5.45%, 9/1/2017	500,000		519,750
5.50%, 9/1/2027	1,250,000		1,299,562
Electric Utility (Nantucket Electric Co.) 6.75%, 7/1/2006 (Insured; AMBAC)	1,400,000		1,415,400
(Saint John's School, Inc.) 5.70%, 6/1/2018	1,000,000		1,047,980
(The Tabor Academy) 5.40%, 12/1/2028	500,000		526,650
(Tufts University):			
5.50%, 2/15/2007 (Insured; MBIA)	710,000		724,250
5.50%, 2/15/2011 (Insured; MBIA)	500,000		545,150
(Wentworth Institute of Technology) 5.55%, 10/1/2008	500,000	a	532,310
(Worcester Polytechnic) 5.35%, 9/1/2006 (Insured; MBIA)	850,000		858,636
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue:			
(Nuclear Project Number 4) 5.25%, 7/1/2012 (Insured; MBIA)	2,000,000		2,171,940
(Nuclear Project Number 5) 5%, 7/1/2011 (Insured; MBIA)	120,000		127,942
Massachusetts Port Authority, Revenue:			
6%, 1/1/2010	2,500,000	a	2,747,900
5.75%, 7/1/2011	3,500,000		3,834,915
5.50%, 7/1/2014 (Insured; FSA)	1,265,000		1,337,054
Massachusetts (continued)			
Massachusetts School Building Authority, Dedicated Sales Tax:			
5%, 8/15/2015 (Insured; FSA)	1,900,000		2,076,624
5%, 8/15/2017 (Insured; FSA)	4,000,000		4,345,040
5%, 8/15/2018 (Insured; FSA)	1,100,000		1,191,806
5%, 8/15/2021 (Insured; FSA)	2,000,000		2,152,180
Massachusetts Water Pollution Abatement Trust:			
(Pooled Loan Program):			
5.25%, 2/1/2009	500,000		525,035
5.625%, 8/1/2010	975,000	a	1,067,918
5.25%, 8/1/2011	335,000	a	360,849
5%, 8/1/2012	3,910,000	a	4,194,022
5.625%, 8/1/2013	25,000		27,258
5.25%, 2/1/2014	965,000		1,039,160
5.50%, 8/1/2014	30,000		32,178
5.25%, 8/1/2017	1,500,000		1,647,450
5%, 8/1/2018	75,000		79,888
5%, 8/1/2032	2,000,000		2,085,220
Water Pollution Abatement Revenue:			
(New Bedford Loan Program) 5.25%, 2/1/2012	500,000		542,820
(South Essex Sewer District Loan Program) 6.375%, 2/1/2015	195,000		195,482
Massachusetts Water Resource Authority:			
5.30%, 11/1/2006 (Insured; FGIC)	1,000,000	a	1,022,510
Series B, 5.50%, 8/1/2011 (Insured; FSA)	1,100,000		1,205,083
Series D, 5.50%, 8/1/2011 (Insured; MBIA)	1,000,000		1,095,530
6%, 8/1/2014 (Insured; MBIA)	1,000,000		1,155,900
5.25%, 8/1/2018 (Insured; FSA)	500,000		564,110
5.25%, 8/1/2019 (Insured; MBIA)	1,500,000		1,681,530
5.25%, 8/1/2021 (Insured; MBIA)	1,000,000		1,118,090
Mendon Upton Regional School District 6%, 6/1/2007 (Insured; FGIC)	600,000		619,080
Middleborough, GO:			
5%, 12/15/2016	1,000,000		1,102,240
5%, 12/15/2018	1,275,000		1,399,325
Milton, GO, BAN 4.25%, 1/19/2007	5,000,000		5,039,800

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Milton School:		
5%, 3/1/2023	500,000	532,250
5%, 3/1/2024	500,000	531,090
5%, 3/1/2025	500,000	530,320
Northampton 5.125%, 10/15/2016 (Insured; MBIA)	1,985,000	2,189,554
Northbridge 5.25%, 2/15/2017 (Insured; AMBAC)	1,000,000	1,086,100
Peabody, BAN 4%, 9/26/2006	2,500,000	2,510,325
Pittsfield:		
5%, 4/15/2012 (Insured; MBIA)	1,000,000	1,075,390
5.50%, 4/15/2014 (Insured; MBIA)	500,000	554,850
Quabbin Regional School District 6%, 6/15/2008 (Insured; AMBAC)	780,000	824,000
Randolph:		
5%, 9/1/2017 (Insured; AMBAC)	1,045,000	1,138,089
5%, 9/1/2024 (Insured; AMBAC)	490,000	525,834
Sandwich, GO:		
5.75%, 8/15/2010 (Insured; MBIA)	1,050,000 [a]	1,156,061
5%, 7/15/2015 (Insured; MBIA)	1,060,000	1,160,679
Somerville 6%, 2/15/2007 (Insured; FSA)	775,000	794,236
Springfield 5.50%, 8/1/2014 (Insured; FGIC)	1,500,000	1,652,880
University of Massachusetts Building Authority, Project Revenue 5.50%, 11/1/2010 (Insured; AMBAC)	1,000,000 [a]	1,084,970
Uxbridge (Municipal Purpose Loan) 6.125%, 11/15/2007 (Insured; MBIA)	525,000	548,546
Westfield 6.50%, 5/1/2010 (Insured; FGIC)	735,000 [a]	826,640
Woburn, BAN 4.50%, 10/6/2006	2,500,000	2,516,225
Worcester:		
5.625%, 8/15/2010 (Insured; FGIC)	1,000,000 [a]	1,095,880
5.25%, 8/15/2017 (Insured; MBIA)	1,000,000	1,110,600
5%, 4/1/2018 (Insured; FGIC)	625,000	675,438
(Municipal Purpose Loan) 6.25%, 7/1/2010 (Insured; MBIA)	755,000	836,472
U.S. Related—7.6%		
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds:		
0/5.15%, 5/15/2011	250,000 [b]	231,480
0/5.20%, 5/15/2012	300,000 [b]	277,749
0/5.20%, 5/15/2013	1,175,000 [b]	1,082,845
Puerto Rico Commonwealth:		
6%, 7/1/2008	2,500,000	2,615,975
6.25%, 7/1/2011 (Insured; MBIA)	1,050,000	1,187,603
Public Improvement:		
5.50%, 7/1/2014 (Insured; MBIA)	500,000	562,345
5.50%, 7/1/2015 (Insured; FSA)	1,350,000	1,530,684
5.50%, 7/1/2015 (Insured; MBIA)	1,135,000	1,286,908
Puerto Rico Commonwealth Highway and Transportation Authority:		
Highway Revenue:		
6.25%, 7/1/2009 (Insured; MBIA)	1,000,000	1,087,770
5.50%, 7/1/2016 (Insured; FGIC)	3,265,000	3,728,336
Transportation Revenue:		
5.25%, 7/1/2015 (Insured; FGIC)	1,905,000	2,094,509
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000	2,729,375
Puerto Rico Electric Power Authority, Power Revenue:		
5%, 7/1/2009	500,000	520,070
5%, 7/1/2017 (Insured; MBIA)	1,000,000	1,088,650
Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities) 4%, 7/1/2007 (Insured; MBIA)	1,050,000	1,058,400
Total Long-Term Municipal Investments (cost $250,147,703)		**256,276,695**

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments—5.9%	Principal Amount ($)	Value ($)
Massachusetts;		
Massachusetts, GO (Central Artery/ Ted Williams Tunnel Infrastructure Loan Act):		
2.97%	5,500,000 c	5,500,000
2.97% (Liquidity Facility; State Street Bank and Trust Co.)	2,235,000 c	2,235,000
Massachusetts Development Finance Agency, Higher Education Revenue (Smith College Issue) 3.10%	1,400,000 c	1,400,000
Massachusetts Health and Educational Facilities Authority (Capital Asset Program Issue) 2.95% (LOC; Bank Of America)	100,000 c	100,000
Massachusetts Water Resources Authority, General Revenue (Multi-Modal Subordinated):		
3.03% (LOC; Landesbank Hessen-Thuringen Girozentrale)	735,000 c	735,000
Massachusetts (continued)		
Massachusetts Water Resources Authority, General Revenue (Multi-Modal Subordinated) (continued):		
3.19% (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	1,000,000 c	1,000,000
3.19% (Insured; FGIC and Liquidity Facility; Bayeriche Landesbank)	900,000 c	900,000
North Andover, BAN 3.94%, 10/5/2006	4,250,000	4,265,045
Total Short-Term Municipal Investments (cost $16,144,677)		**16,135,045**
Total Investments (cost $266,292,380)	**98.8%**	**272,411,740**
Cash and Receivables (Net)	**1.2%**	**3,277,061**
Net Assets	**100.0%**	**275,688,801**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation	**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company	**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
BPA	Bond Purchase Agreement	**MBIA**	Municipal Bond Investors Assurance
CGIC	Capital Guaranty Insurance Company		Insurance Corporation
CIC	Continental Insurance Company	**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty	**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation	**PCR**	Pollution Control Revenue
COP	Certificate of Participation	**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper	**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue	**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes	**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract	**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
AAA		Aaa		AAA	56.5
AA		Aa		AA	27.4
A		A		A	.9
BBB		Baa		BBB	6.8
F1		MIG1/ P1		SP1/A1	8.4
					100.0

† Based on total investments.

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

c Securities payable on demand. Variable interest rate—subject to periodic change.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 28, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2006 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 10 Year Note	90	9,720,000	March 2006	103,359
U.S. Treasury Futures 30 Year Bond	34	3,845,188	March 2006	5,195
				108,554

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Assets ($):				
Investments in securities– See Statement of Investments†	807,712,878	186,907,590	631,366,876	272,411,740
Cash on Initial Margin–Note 5	293,000	–	264,000	88,000
Interest receivable	8,756,583	2,013,740	7,555,846	2,693,378
Receivable for investment securites sold	3,165,153	–	–	–
Receivable for shares of Beneficial Interest subscribed	1,686,222	20,000	418,802	1,320,000
Prepaid expenses	24,829	12,762	20,208	18,300
	821,638,665	**188,954,092**	**639,625,732**	**276,531,418**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates–Note 4(c)	229,399	55,255	252,221	67,185
Due to Administrator–Note 4(a)	78,953	19,109	63,628	27,107
Cash overdraft due to Custodian	1,351,107	142,181	1,745,034	11,612
Payable for investment securities purchased	20,657,904	2,010,306	3,747,195	–
Payable for shares of Beneficial Interest redeemed	499,474	1,477,073	113,067	655,000
Payable for futures variation margin–Note 5	161,063	–	145,156	48,313
Accrued expenses and other liabilities	61,346	24,677	38,179	33,400
	23,039,246	**3,728,601**	**6,104,480**	**842,617**
Net Assets ($)	**798,599,419**	**185,225,491**	**633,521,252**	**275,688,801**
Composition of Net Assets ($):				
Paid–in capital	772,543,838	186,585,142	609,356,737	269,743,173
Accumulated undistributed investment income–net	60,367	19,780	16,810	734
Accumulated net realized gain (loss) on investments	(568,387)	(734,194)	(99,043)	(283,020)
Accumulated net unrealized appreciation (depreciation) on investments (including $356,513, $320,379 and $108,554 net unrealized appreciation on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively)	26,563,601	(645,237)	24,246,748	6,227,914
Net Assets ($)	**798,599,419**	**185,225,491**	**633,521,252**	**275,688,801**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	766,940,851	185,003,819	629,492,216	265,399,959
Shares Outstanding	58,877,804	14,699,477	49,623,250	21,085,714
Net Asset Value Per Share ($)	**13.03**	**12.59**	**12.69**	**12.59**
Investor Shares				
Net Assets ($)	28,018,897	221,672	4,029,036	10,100,052
Shares Outstanding	2,153,481	17,637	317,715	802,529
Net Asset Value Per Share ($)	**13.01**	**12.57**	**12.68**	**12.59**
Dreyfus Premier Shares				
Net Assets ($)	3,639,671	–	–	188,790
Shares Outstanding	279,672	–	–	14,966
Net Asset Value Per Share ($)	**13.01**	**–**	**–**	**12.61**
† Investments at cost ($)	**781,505,790**	**187,552,827**	**607,440,507**	**266,292,380**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended February 28, 2006 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Investment Income ($):				
Interest Income	**16,368,806**	**3,002,012**	**14,168,932**	**5,143,491**
Expenses:				
Investment advisory fee–Note 4(a)	1,314,083	346,726	1,592,082	426,685
Administration fee–Note 4(a)	496,595	131,053	421,208	161,212
Shareholder servicing costs–Note 4(c)	38,650	248	5,316	13,073
Custodian fees–Note 4(c)	29,022	5,526	25,469	8,242
Registration fees	21,644	11,206	11,701	21,967
Trustees' fees and expenses–Note 4(d)	12,774	3,624	9,923	4,445
Auditing fees	11,581	14,556	10,310	10,366
Distribution fees–Note 4(b)	10,420	–	–	484
Prospectus and shareholders' reports	6,598	–	1,979	2,989
Legal fees	3,816	1,366	4,910	1,581
Miscellaneous	36,123	5,917	22,427	19,037
Total Expenses	**1,981,306**	**520,222**	**2,105,325**	**670,081**
Less–reduction in investment advisory fee due to undertaking–Note 4(a)	–	–	–	(47,269)
Less–reduction in custody fees due to earnings credits–Note 2(b)	–	(3,261)	(262)	(2,660)
Net Expenses	**1,981,306**	**516,961**	**2,105,063**	**620,152**
Investment Income–Net	**14,387,500**	**2,485,051**	**12,063,869**	**4,523,339**
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):				
Net realized gain (loss) on investments	(572,191)	(440,201)	251,722	(268,331)
Net realized gain (loss) on financial futures	1,546,763	–	1,389,427	468,636
Net Realized Gain (Loss)	**974,572**	**(440,201)**	**1,641,149**	**200,305**
Net unrealized (depreciation) on investments (including $727,285, $658,466 and $219,552 appreciation on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively)	(9,649,144)	(328,509)	(9,499,704)	(2,763,621)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,674,572)**	**(768,710)**	**(7,858,555)**	**(2,563,316)**
Net Increase in Net Assets Resulting from Operations	**5,712,928**	**1,716,341**	**4,205,314**	**1,960,023**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):				
Investment income—net	14,387,500	27,224,428	2,485,051	4,875,200
Net realized gain (loss) on investments	974,572	1,299,206	(440,201)	(306,685)
Net unrealized appreciation (depreciation) on investments	(9,649,144)	(3,147,194)	(328,509)	(2,585,470)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,712,928**	**25,376,440**	**1,716,341**	**1,983,045**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(13,778,216)	(25,973,923)	(2,463,359)	(4,857,538)
Investor Shares	(484,715)	(1,015,149)	(1,912)	(3,058)
Dreyfus Premier Shares	(64,202)	(160,871)	–	–
Net realized gain on investments:				
Class M Shares	(4,125,829)	(2,952,454)	–	(33,941)
Investor Shares	(156,620)	(130,078)	–	(25)
Dreyfus Premier Shares	(24,763)	(24,499)	–	–
Total Dividends	**(18,634,345)**	**(30,256,974)**	**(2,465,271)**	**(4,894,562)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	129,850,555	168,322,003	50,621,258	80,462,689
Investor Shares	2,379,571	997,977	73,169	81,778
Dreyfus Premier Shares	15,100	35,306	–	–
Dividends reinvested:				
Class M Shares	3,190,290	3,261,425	297,664	497,679
Investor Shares	429,245	746,936	1,144	2,181
Dreyfus Premier Shares	49,591	97,238	–	–
Cost of shares redeemed:				
Class M Shares	(86,428,896)	(81,034,937)	(72,230,185)	(92,587,933)
Investor Shares	(1,736,184)	(4,288,210)	(1,687)	(26,291)
Dreyfus Premier Shares	(1,005,139)	(1,381,659)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**46,744,133**	**86,756,079**	**(21,238,637)**	**(11,569,897)**
Total Increase (Decrease) in Net Assets	**33,822,716**	**81,875,545**	**(21,987,567)**	**(14,481,414)**
Net Assets ($):				
Beginning of Period	764,776,703	682,901,158	207,213,058	221,694,472
End of Period	**798,599,419**	**764,776,703**	**185,225,491**	**207,213,058**
Undistributed investment income—net	60,367	–	19,780	–

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Capital Share Transactions:				
Class M Shares				
Shares sold	9,966,746	12,696,418	4,018,550	6,343,090
Shares issued for dividends reinvested	245,721	245,554	23,623	39,257
Shares redeemed	(6,635,911)	(6,108,084)	(5,732,970)	(7,297,105)
Net Increase (Decrease) in Shares Outstanding	**3,576,556**	**6,833,888**	**(1,690,797)**	**(914,758)**
Investor Shares[a]				
Shares sold	182,779	75,443	5,820	6,417
Shares issued for dividends reinvested	33,051	56,350	91	172
Shares redeemed	(133,439)	(323,572)	(134)	(2,078)
Net Increase (Decrease) in Shares Outstanding	**82,391**	**(191,779)**	**5,777**	**4,511**
Dreyfus Premier Shares[a]				
Shares sold	1,158	2,666	–	–
Shares issued for dividends reinvested	3,816	7,333	–	–
Shares redeemed	(77,026)	(104,164)	–	–
Net Increase (Decrease) in Shares Outstanding	**(72,052)**	**(94,165)**	**–**	**–**

[a] During the period ended February 28, 2006, 61,365 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $800,170 were automatically converted to 61,365 Investor shares and during the year ended August 31, 2005 38,734 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $512,908 were automatically converted to 38,734 Investor shares.

See notes to financial statements.

	Mellon Pennsylvania Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net	12,063,869	25,385,441
Net realized gain (loss) on investments	1,641,149	217,161
Net unrealized appreciation (depreciation) on investments	(9,499,704)	(6,966,166)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,205,314**	**18,636,436**
Dividends to Shareholders from ($):		
Investment income–net:		
Class M Shares	(11,973,051)	(25,226,961)
Investor Shares	(74,008)	(124,901)
Net realized gain on investments:		
Class M Shares	(3,859,415)	(4,276,843)
Investor Shares	(24,946)	(19,443)
Total Dividends	**(15,931,420)**	**(29,648,148)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	30,717,561	65,423,035
Investor Shares	741,454	2,366,668
Dividends reinvested:		
Class M Shares	2,307,614	2,624,841
Investor Shares	34,653	39,408
Cost of shares redeemed:		
Class M Shares	(48,789,608)	(81,478,309)
Investor Shares	(1,226,681)	(538,227)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(16,215,007)**	**(11,562,584)**
Total Increase (Decrease) in Net Assets	**(27,941,113)**	**(22,574,296)**
Net Assets ($):		
Beginning of Period	661,462,365	684,036,661
End of Period	**633,521,252**	**661,462,365**
Undistributed investment income–net	16,810	–
Capital Share Transactions:		
Class M Shares		
Shares sold	2,415,606	5,044,489
Shares issued for dividends reinvested	182,364	201,687
Shares redeemed	(3,834,892)	(6,277,254)
Net Increase (Decrease) in Shares Outstanding	**(1,236,922)**	**(1,031,078)**
Investor Shares		
Shares sold	57,956	183,045
Shares issued for dividends reinvested	2,730	3,043
Shares redeemed	(96,241)	(41,670)
Net Increase (Decrease) in Shares Outstanding	**(35,555)**	**144,418**

See notes to financial statements.

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income—net	4,523,339	8,070,447
Net realized gain (loss) on investments	200,305	122,151
Net unrealized appreciation (depreciation) on investments	(2,763,621)	(929,112)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,960,023**	**7,263,486**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(4,345,169)	(7,684,432)
Investor Shares	(174,548)	(375,565)
Dreyfus Premier Shares	(2,888)	(9,056)
Net realized gain on investments:		
Class M Shares	(520,934)	–
Investor Shares	(22,962)	–
Dreyfus Premier Shares	(438)	–
Total Dividends	**(5,066,939)**	**(8,069,053)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	73,885,150	70,762,479
Investor Shares	176,065	268,171
Dreyfus Premier Shares	–	1,201
Dividends reinvested:		
Class M Shares	1,077,506	1,658,306
Investor Shares	111,126	201,526
Dreyfus Premier Shares	2,346	4,311
Cost of shares redeemed:		
Class M Shares	(34,833,258)	(40,564,487)
Investor Shares	(422,241)	(1,750,485)
Dreyfus Premier Shares	(12,921)	(456,127)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**39,983,773**	**30,124,895**
Total Increase (Decrease) in Net Assets	**36,876,857**	**29,319,328**
Net Assets ($):		
Beginning of Period	238,811,944	209,492,616
End of Period	**275,688,801**	**238,811,944**
Undistributed investment income—net	734	–

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Capital Share Transactions:		
Class M Shares		
Shares sold	5,877,643	5,549,494
Shares issued for dividends reinvested	85,770	130,029
Shares redeemed	(2,772,806)	(3,179,864)
Net Increase (Decrease) in Shares Outstanding	**3,190,607**	**2,499,659**
Investor Shares [a]		
Shares sold	14,017	20,985
Shares issued for dividends reinvested	8,835	15,802
Shares redeemed	(33,547)	(137,234)
Net Increase (Decrease) in Shares Outstanding	**(10,695)**	**(100,447)**
Dreyfus Premier Shares [a]		
Shares sold	–	95
Shares issued for dividends reinvested	186	337
Shares redeemed	(1,027)	(35,661)
Net Increase (Decrease) in Shares Outstanding	**(841)**	**(35,229)**

[a] *During the period ended February 28, 2006, 340 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $4,289 were automatically converted to 341 Investor shares and during the period ended August 31, 2005, 6,911 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $88,499 were automatically converted to 6,927 Investor shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

Mellon National Intermediate Municipal Bond Fund	Six Months Ended February 28, 2006 (Unaudited)	Class M Shares Year Ended August 31,				
		2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	13.25	13.34	13.09	13.25	13.24	12.50
Investment Operations:						
Investment income−net	.25[d]	.50[d]	.51[d]	.50[d]	.52[d]	.51
Net realized and unrealized gain (loss) on investments	(.14)	(.03)	.29	(.14)	.14	.74
Total from Investment Operations	.11	.47	.80	.36	.66	1.25
Distributions:						
Dividends from investment income−net	(.25)	(.50)	(.51)	(.50)	(.52)	(.51)
Dividends from net realized gain on investments	(.08)	(.06)	(.04)	(.02)	(.13)	(.00)[e]
Total Distributions	(.33)	(.56)	(.55)	(.52)	(.65)	(.51)
Net asset value, end of period	13.03	13.25	13.34	13.09	13.25	13.24
Total Return (%)	.81[f]	3.62	6.22	2.77	5.16	10.21[f]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.51[g]	.52	.52	.53	.53	.53[g]
Ratio of net expenses to average net assets	.51[g]	.52	.52	.52	.52	.52[g]
Ratio of net investment income to average net assets	3.84[g]	3.80	3.84	3.77	4.04	4.33[g]
Portfolio Turnover Rate	13.35[f]	42.72	53.26	50.68	60.12	47.78[f]
Net Assets, end of period ($ x 1,000)	766,941	732,711	646,793	625,558	555,158	477,595

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.04% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

See notes to financial statements.

	Investor Shares					
Mellon National Intermediate **Municipal Bond Fund**	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	13.23	13.33	13.08	13.24	13.23	12.91
Investment Operations:						
Investment income−net	.23[c]	.47[c]	.48[c]	.50[c]	.50[c]	.07
Net realized and unrealized gain (loss) on investments	(.14)	(.04)	.29	(.18)	.13	.32
Total from Investment Operations	.09	.43	.77	.32	.63	.39
Distributions:						
Dividends from investment income−net	(.23)	(.47)	(.48)	(.46)	(.49)	(.07)
Dividends from net realized gain on investments	(.08)	(.06)	(.04)	(.02)	(.13)	−
Total Distributions	(.31)	(.53)	(.52)	(.48)	(.62)	(.07)
Net asset value, end of period	13.01	13.23	13.33	13.08	13.24	13.23
Total Return (%)	.69[d]	3.28	6.04	2.36	4.98	3.05[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.76[e]	.77	.77	.79	.84	.85[e]
Ratio of net expenses to average net assets	.76[e]	.77	.77	.77	.77	.77[e]
Ratio of net investment income to average net assets	3.60[e]	3.56	3.60	3.52	3.74	3.91[e]
Portfolio Turnover Rate	13.35[d]	42.72	53.26	50.68	60.12	47.78[d]
Net Assets, end of period ($ x 1,000)	28,019	27,409	30,164	34,673	909	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.73% to 3.74% for Class M shares and Investor shares, respectively. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Mellon National Intermediate	Dreyfus Premier Shares			
	Six Months Ended February 28, 2006	Year Ended August 31,		
Municipal Bond Fund	(Unaudited)	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.24	13.33	13.08	13.37
Investment Operations:				
Investment income–net[b]	.20	.40	.41	.36
Net realized and unrealized gain (loss) on investments	(.15)	(.03)	.29	(.28)
Total from Investment Operations	.05	.37	.70	.08
Distributions:				
Dividends from investment income–net	(.20)	(.40)	(.41)	(.35)
Dividends from net realized gain on investments	(.08)	(.06)	(.04)	(.02)
Total Distributions	(.28)	(.46)	(.45)	(.37)
Net asset value, end of period	13.01	13.24	13.33	13.08
Total Return (%)	.36[c]	2.85	5.43	.58[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.26[d]	1.27	1.27	1.29[d]
Ratio of net expenses to average net assets	1.26[d]	1.27	1.27	1.27[d]
Ratio of net investment income to average net assets	3.10[d]	3.06	3.09	3.03[d]
Portfolio Turnover Rate	13.35[c]	42.72	53.26	50.68[c]
Net Assets, end of period ($ x 1,000)	3,640	4,656	5,945	7,856

[a] From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Class M Shares					
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	12.63	12.81	12.86	12.91	12.90	12.50
Investment Operations:						
Investment income−net	.16[d]	.29[d]	.29[d]	.34[d]	.46[d]	.48
Net realized and unrealized gain (loss) on investments	(.04)	(.18)	(.05)	(.03)	.10	.40
Total from Investment Operations	.12	.11	.24	.31	.56	.88
Distributions:						
Dividends from investment income−net	(.16)	(.29)	(.29)	(.35)	(.46)	(.48)
Dividends from net realized gain on investments	–	–	–	(.01)	(.09)	–
Total Distributions	(.16)	(.29)	(.29)	(.36)	(.55)	(.48)
Net asset value, end of period	12.59	12.63	12.81	12.86	12.91	12.90
Total Return (%)	.93[e]	.91	2.00	2.35	4.43	7.15[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[f]	.54	.53	.55	.57	.58[f]
Ratio of net expenses to average net assets	.52[f]	.53	.53	.52	.52	.52[f]
Ratio of net investment income to average net assets	2.51[f]	2.31	2.28	2.66	3.56	4.11[f]
Portfolio Turnover Rate	29.43[e]	40.92	28.12	22.15	50.86	44.18[e]
Net Assets, end of period ($ x 1,000)	185,004	207,063	221,600	210,574	138,670	119,026

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[c] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Investor Shares					
	Six Months Ended February 28, 2006 (Unaudited)		Year Ended August 31,			
		2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	12.62	12.79	12.84	12.91	12.90	12.78
Investment Operations:						
Investment income−net	.14[c]	.27[c]	.29[c]	.29[c]	.42[c]	.07
Net realized and unrealized gain (loss) on investments	(.05)	(.18)	(.07)	(.04)	.10	.12
Total from Investment Operations	.09	.09	.22	.25	.52	.19
Distributions:						
Dividends from investment income−net	(.14)	(.26)	(.27)	(.31)	(.42)	(.07)
Dividends from net realized gain on investments	–	–	–	(.01)	(.09)	–
Total Distributions	(.14)	(.26)	(.27)	(.32)	(.51)	(.07)
Net asset value, end of period	12.57	12.62	12.79	12.84	12.91	12.90
Total Return (%)	.72[d]	.73	1.72	2.01	4.16	1.48[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.79[e]	.79	.79	.81	.72	.96[e]
Ratio of net expenses to average net assets	.78[e]	.78	.79	.76	.67	.77[e]
Ratio of net investment income to average net assets	2.28[e]	2.06	2.08	2.44	4.15	3.76[e]
Portfolio Turnover Rate	29.43[d]	40.92	28.12	22.15	50.86	44.18[d]
Net Assets, end of period ($ x 1,000)	222	150	94	33	1	1

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):						
Net asset value, beginning of period	12.92	13.13	12.95	13.15	13.16	12.50
Investment Operations:						
Investment income−net	.24[d]	.49[d]	.50[d]	.51[d]	.53[d]	.50
Net realized and unrealized gain (loss) on investments	(.15)	(.13)	.21	(.20)	.11	.66
Total from Investment Operations	.09	.36	.71	.31	.64	1.16
Distributions:						
Dividends from investment income−net	(.24)	(.49)	(.50)	(.51)	(.53)	(.50)
Dividends from net realized gain on investments	(.08)	(.08)	(.03)	−	(.12)	(.00)[e]
Total Distributions	(.32)	(.57)	(.53)	(.51)	(.65)	(.50)
Net asset value, end of period	12.69	12.92	13.13	12.95	13.15	13.16
Total Return (%)	.69[f]	2.84	5.60	2.35	5.03	9.50[f]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66[g]	.66	.66	.67	.68	.68[g]
Ratio of net expenses to average net assets	.66[g]	.66	.66	.67	.67	.67[g]
Ratio of net investment income to average net assets	3.79[g]	3.78	3.82	3.88	4.09	4.25[g]
Portfolio Turnover Rate	3.74[f]	23.88	18.87	17.58	34.50	39.32[f]
Net Assets, end of period ($ x 1,000)	629,492	656,901	681,295	740,587	837,441	879,711

Class M Shares

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.
[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.08% to 4.09% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.
[c] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.
[d] Based on average shares outstanding at each month end.
[e] Amount represents less than $.01 per share.
[f] Not annualized.
[g] Annualized.
See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Investor Shares					
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003	2002[a]	2001[b]
Per Share Data ($):						
Net asset value, beginning of period	12.91	13.13	12.95	13.14	13.16	12.90
Investment Operations:						
Investment income−net	.22[c]	.45[c]	.47[c]	.48[c]	.54[c]	.07
Net realized and unrealized gain (loss) on investments	(.15)	(.13)	.21	(.20)	.06	.26
Total from Investment Operations	.07	.32	.68	.28	.60	.33
Distributions:						
Dividends from investment income−net	(.22)	(.46)	(.47)	(.47)	(.50)	(.07)
Dividends from net realized gain on investments	(.08)	(.08)	(.03)	−	(.12)	−
Total Distributions	(.30)	(.54)	(.50)	(.47)	(.62)	(.07)
Net asset value, end of period	12.68	12.91	13.13	12.95	13.14	13.16
Total Return (%)	.57[d]	2.50	5.41	2.09	4.69	2.58[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[e]	.91	.92	.93	.94	1.14[e]
Ratio of net expenses to average net assets	.91[e]	.91	.92	.92	.92	.92[e]
Ratio of net investment income to average net assets	3.56[e]	3.50	3.56	3.59	3.84	3.86[e]
Portfolio Turnover Rate	3.74[d]	23.88	18.87	17.58	34.50	39.32[d]
Net Assets, end of period ($ x 1,000)	4,029	4,561	2,741	2,944	963	230

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.83% to 3.84% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Investor shares, Class M shares and Dreyfus Premier shares represents the financial highlights of the Class A shares, Class R shares and Class B shares, respectively, of the fund's predecessor, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund) before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares, Class M shares and Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. Total return for the periods before the fund commenced operations shows how much an investment in the Premier Massachusetts Fund's Class A shares, Class R shares and Class B shares would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total return for the period since the fund commenced operations also reflects how much an investment in the fund's Investor shares, Class M shares and Dreyfus Premier shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

	Class M Shares						
Mellon Massachusetts Intermediate Municipal Bond Fund	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			Two Months Ended August 31, 2002[b]	Year Ended June 30,	
		2005	2004	2003[a]		2002[c]	2001
Per Share Data ($):							
Net asset value, beginning of period	12.75	12.81	12.59	12.79	12.62	12.38	11.89
Investment Operations:							
Investment income−net	.23[d]	.47[d]	.48[d]	.50[d]	.09[d]	.52[d]	.55
Net realized and unrealized gain (loss) on investments	(.13)	(.06)	.22	(.21)	.17	.24	.49
Total from Investment Operations	.10	.41	.70	.29	.26	.76	1.04
Distributions:							
Dividends from investment income−net	(.23)	(.47)	(.48)	(.49)	(.09)	(.52)	(.55)
Dividends from net realized gain on investments	(.03)	–	–	–	–	–	–
Total Distributions	(.26)	(.47)	(.48)	(.49)	(.09)	(.52)	(.55)
Net asset value, end of period	12.59	12.75	12.81	12.59	12.79	12.62	12.38
Total Return (%)	.82[e]	3.25	5.72	2.23	2.10[e]	6.19	8.90
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.54[f]	.54	.55	.58	.50[f]	.50	.50
Ratio of net expenses to average net assets	.50[f]	.50	.50	.50	.50[f]	.50	.50
Ratio of net investment income to average net assets	3.72[f]	3.67	3.74	3.93	3.94[f]	4.18	4.49
Portfolio Turnover Rate	10.41[e]	32.16	27.26	15.54	4.48[e]	11.45	14.88
Net Assets, end of period ($ x 1,000)	265,400	228,239	197,140	173,311	170,030	162,413	126,264

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.

[c] As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund	Investor Shares						
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			Two Months Ended August 31, 2002 [a]	Year Ended June 30,	
		2005	2004	2003		2002 [b]	2001
Per Share Data ($):							
Net asset value, beginning of period	12.75	12.80	12.59	12.79	12.61	12.38	11.89
Investment Operations:							
Investment income−net	.22[c]	.44[c]	.45[c]	.47[c]	.08[c]	.49[c]	.52
Net realized and unrealized gain (loss) on investments	(.13)	(.05)	.21	(.20)	.18	.23	.49
Total from Investment Operations	.09	.39	.66	.27	.26	.72	1.01
Distributions:							
Dividends from investment income−net	(.22)	(.44)	(.45)	(.47)	(.08)	(.49)	(.52)
Dividends from net realized gain on investments	(.03)	–	–	–	–	–	–
Total Distributions	(.25)	(.44)	(.45)	(.47)	(.08)	(.49)	(.52)
Net asset value, end of period	12.59	12.75	12.80	12.59	12.79	12.61	12.38
Total Return (%)	.69[d]	3.07	5.38	1.97	2.06[d,e]	5.92[e]	8.63[e]
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.78[f]	.79	.80	.83	.75[f]	.75	.75
Ratio of net expenses to average net assets	.75[f]	.75	.75	.75	.75[f]	.75	.75
Ratio of net investment income to average net assets	3.48[f]	3.43	3.50	3.68	3.69[f]	3.93	4.24
Portfolio Turnover Rate	10.41[d]	32.16	27.26	15.54	4.48[e]	11.45	14.88
Net Assets, end of period ($ x 1,000)	10,100	10,371	11,698	12,965	13,866	13,553	12,850

[a] The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.

[b] As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.

[f] Annualized.

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund	Dreyfus Premier Shares						
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,			Two Months Ended August 31, 2002 [a]	Year Ended June 30,	
		2005	2004	2003		2002 [b]	2001
Per Share Data ($):							
Net asset value, beginning of period	12.78	12.83	12.61	12.81	12.64	12.40	11.92
Investment Operations:							
Investment income−net	.19[c]	.38[c]	.38[c]	.40[c]	.07[c]	.43[c]	.46
Net realized and unrealized gain (loss) on investments	(.14)	(.05)	.22	(.20)	.17	.24	.48
Total from Investment Operations	.05	.33	.60	.20	.24	.67	.94
Distributions:							
Dividends from investment income−net	(.19)	(.38)	(.38)	(.40)	(.07)	(.43)	(.46)
Dividends from net realized gain on investments	(.03)	–	–	–	–	–	–
Total Distributions	(.22)	(.38)	(.38)	(.40)	(.07)	(.43)	(.46)
Net asset value, end of period	12.61	12.78	12.83	12.61	12.81	12.64	12.40
Total Return (%)	.37[d]	2.59	4.85	1.55	1.98[d,e]	5.40[e]	8.00[e]
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	1.28[f]	1.29	1.30	1.33	1.25[f]	1.25	1.25
Ratio of net expenses to average net assets	1.25[f]	1.25	1.25	1.25	1.25[f]	1.25	1.25
Ratio of net investment income to average net assets	2.99[f]	2.98	3.01	3.19	3.17[f]	3.41	3.74
Portfolio Turnover Rate	10.41[d]	32.16	27.26	15.54	4.48[d]	11.45	14.88
Net Assets, end of period ($ x 1,000)	189	202	655	941	1,484	1,251	862

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.40% to 3.41%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Exclusive of sales charge which was applicable to Class B shares of the Premier Massachusetts Fund.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following non-diversified municipal bond funds: Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (each, a "fund" and collectively, the "funds"). Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund seek to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. Mellon Massachusetts Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a front-end sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in municipal securities (excluding options and financial futures on municipal, U.S. Treasury securities and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees.

Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's securities) are valued by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

(c) Concentration of risk: Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(d) Dividends to shareholders: The funds declare dividends daily from investment income–net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes Mellon Massachusetts Intermediate Municipal Bond Fund's unused capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2005.

Table 1.

Expiring in fiscal †	2011($)
Mellon Massachusetts Intermediate Municipal Bond Fund	57,290

† *If not applied, the carryover expires in fiscal 2011.*

Table 2 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2006, the funds did not borrow under the line of credit.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .35% of the Mellon National Intermediate Municipal Bond Fund, .35% of the Mellon National Short-Term Municipal Bond Fund, .50% of the Mellon Pennsylvania Intermediate Municipal Bond Fund and .35% of the Mellon Massachusetts Intermediate Municipal Bond Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon Bank has agreed, until September 30, 2007, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, to waive receipt of its fees and/or reimburse a portion of the fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses, in the aggregate, do not exceed an annual rate of .50% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, for Mellon Massachusetts Intermediate Bond Fund, amounted to $47,269 during the period ended February 28, 2006.

During the period ended February 28, 2006, the Distributor retained $710 from contingent deferred sales

Table 2.

	Tax-Exempt Income ($) 2005	Ordinary Income ($) 2005	Long-Term Capital Gains ($) 2005
Mellon National Intermediate Municipal Bond Fund	27,149,943	560,508	2,546,523
Mellon National Short-Term Municipal Bond Fund	4,860,596	–	33,966
Mellon Pennsylvania Intermediate Municipal Bond Fund	25,351,862	25,778	4,270,508
Mellon Massachusetts Intermediate Municipal Bond Fund	8,069,053	–	–

charges on redemptions of the Mellon National Intermediate Municipal Bond Fund's Dreyfus Premier shares, and $119 from contingent deferred sales charges on redemptions of the Mellon Massachusetts Intermediate Municipal Bond Fund's Dreyfus Premier shares.

(b) Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. The funds each pay the Distributor a fee at an annual rate of .50% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 28, 2006, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, Dreyfus Premier shares were charged $10,420 and $484, respectively, pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to its Investor shares, and Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 3** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 28, 2006, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations include fees paid to the transfer agent.

Table 3.

Mellon National Intermediate Municipal Bond Fund (Investor Shares)	$ 33,791
Mellon National Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	5,210
Mellon National Short-Term Municipal Bond Fund (Investor Shares)	212
Mellon Pennsylvania Intermediate Municipal Bond Fund (Investor Shares)	5,208
Mellon Massachusetts Intermediate Municipal Bond Fund (Investor Shares)	12,535
Mellon Massachusetts Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	242

The funds compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. **Table 4** summarizes the amounts the funds were charged during the period ended February 28, 2006 pursuant to the custody agreement.

Table 4.

Mellon National Intermediate Municipal Bond Fund	$29,022
Mellon National Short-Term Municipal Bond Fund	5,526
Mellon Pennsylvania Intermediate Municipal Bond Fund	25,469
Mellon Massachusetts Intermediate Municipal Bond Fund	8,242

During the period ended February 28, 2006, each of the funds was charged $1,911 for services performed by the Chief Compliance Officer.

Table 5 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

NOTE 5—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended February 28, 2006.

The funds may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The funds are exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the funds to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the funds recognize a realized gain or loss. These investments require initial margin deposits with a broker, which con-

Table 5.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)	Expense Reimbursement($)
Mellon National Intermediate Municipal Bond Fund	210,942	1,416	6,063	9,386	1,592	–
Mellon National Short-Term Municipal Bond Fund	51,007	–	41	2,615	1,592	–
Mellon Pennsylvania Intermediate Municipal Bond Fund	242,947	–	775	6,907	1,592	–
Mellon Massachusetts Intermediate Municipal Bond Fund	72,423	72	1,968	969	1,592	9,839

Table 6.

	Purchases ($)	Sales ($)
Mellon National Intermediate Municipal Bond Fund	100,909,254	97,656,688
Mellon National Short-Term Municipal Bond Fund	56,816,716	74,570,577
Mellon Pennsylvania Intermediate Municipal Bond Fund	23,758,831	53,419,248
Mellon Massachusetts Intermediate Municipal Bond Fund	52,484,515	24,399,382

sist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at February 28, 2006 are set forth in the Statement of Financial Futures.

Table 7 summarizes accumulated net unrealized appreciation on investments for each fund at February 28, 2006.

NOTE 6-Subsequent Event:

Effective on or about June 1, 2006, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund will no longer offer Dreyfus Premier shares, except in connection with dividend reinvestment and permitted exchanges of Dreyfus Premier shares.

Table 7.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon National Intermediate Municipal Bond Fund	27,032,612	825,524	26,207,088
Mellon National Short-Term Municipal Bond Fund	239,177	884,414	(645,237)
Mellon Pennsylvania Intermediate Municipal Bond Fund	24,095,304	168,935	23,926,369
Mellon Massachusetts Intermediate Municipal Bond Fund	6,590,242	470,882	6,119,360

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon Money Market Fund
Mellon National Municipal Money Market Fund

SEMIANNUAL REPORT   February 28, 2006

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for The Mellon Funds covering the six-month period from September 1, 2005, through February 28, 2006. Inside, you'll find important information about how each fund was managed during the reporting period.

Rising short-term interest rates in an environment of steady economic growth and low inflation over the past 12 months helped drive money market yields to their highest levels in almost five years. Despite volatile energy prices and the disruptions caused by the Gulf Coast hurricanes, the U.S. economy has continued to expand at a moderate and sustained pace, contributing to the Federal Reserve Board's (the "Fed") vigilance in forestalling potential inflationary pressures through gradual rate hikes.

Mellon's chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may lead to additional increases in short-term interest rates by the Fed. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. Nonetheless, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others, and so we continue to encourage a diversified portfolio as an effective hedge against risk.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2006



DISCUSSION OF
FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Mellon Money Market Fund perform during the period?

For the six-month period ended February 28, 2006, the fund produced annualized yields of 3.81% for its Class M shares and 3.56% for its Investor shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 3.88% and 3.62% for its Class M shares and Investor shares, respectively. [1]

We attribute these results to a steady increase in short-term interest rates as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities; certificates of deposit, time deposits, bankers' acceptances and other short-term domestic or foreign bank obligations; repurchase agreements; asset-backed securities; high-grade commercial paper and other short-term corporate obligations; and taxable municipal obligations. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

As it has since June 2004, when the overnight federal funds rate stood at just 1%, the Fed continued to raise short-term interest rates throughout the reporting period. As a result, the federal funds rate ended the reporting period at 4.5%, its highest level in nearly five years, as the Fed maintained its efforts to fight potential inflationary pressures in a recovering economy.

However, the sustainability of the economic recovery came into question when the reporting period began, just after Hurricane Katrina made landfall along the Gulf Coast. In the aftermath of Katrina and two subsequent major hurricanes, some analysts expected the Fed to pause in its credit-tightening campaign to assess the storms' economic impact. Still, the Fed remained on course, increasing the federal funds rate by 25 basis points at each of four meetings of its Federal Open Market Committee held during the reporting period.

Although the U.S. economy grew at an unexpectedly weak 1.6% annualized rate during the fourth quarter of 2005, most investors attributed the lethargic showing to temporary factors, such as a downturn in automobile sales in the wake of the previous summer's steep discounts. In addition, investors were encouraged by moderating energy prices during the fourth quarter of 2005 and strong employment statistics released during the first two months of 2006, including a drop in the unemployment rate to 4.9%. These statistics appeared to confirm that the U.S. economy remained on solid footing, and that rising interest rates and the Gulf Coast hurricanes apparently did not offset ongoing strength in broad sectors of the economy.

In this environment, money market yields generally rose along with short-term interest rates. However, longer-term money market securities exhibited a greater degree of volatility, rising more sharply in the immediate wake of the Gulf Coast hurricanes and less steeply when it became apparent that inflation remained subdued. As a result, for much of the reporting period, there was little difference in the yields of money market securities with maturities between three and 12 months. Conversely, yield differences were relatively wide in the overnight to three-month range, primarily due to robust demand for very short-term instruments from investors seeking to maintain liquidity as interest rates rose.

We set the fund's weighted average maturity in a range we considered slightly longer than industry averages, with an emphasis on securities in the one- to three-month maturity range. We found such opportunities primarily among certificates of deposit and commercial paper. In addition, because supply-and-demand factors made their yields relatively compelling, at times during the reporting period we allocated a significant portion of the fund's assets to taxable municipal securities.

What is the fund's current strategy?

With the retirement of Fed Chairman Alan Greenspan on January 31 and the appointment of his successor, Ben Bernanke, investors currently are facing a degree of uncertainty regarding future Fed policy. However, the Fed has suggested that it is ready to give greater weight to current economic data at upcoming meetings. In addition, as of the reporting period's end, the futures market appeared to indicate that two or more short-term rate hikes are likely in the months ahead.

Therefore, we have continued to maintain the fund's focus on certificates of deposit and commercial paper with maturities between one and three months. In our judgment, money market instruments in this maturity range may help us capture competitive levels of current income while giving us sufficient liquidity to capture potentially higher yields as they became available. However, we are prepared to adjust this strategy should we see more concrete signs that short-term interest rates have peaked. As of March 15, 2006, John F. Flahive became a co-primary portfolio manager of the fund.

March 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



DISCUSSION OF
FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Mellon National Municipal Money Market Fund perform during the period?

For the six-month period ended February 28, 2006, the fund produced annualized yields of 2.55% for its Class M shares and 2.30% for its Investor shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 2.58% and 2.33% for its Class M shares and Investor shares, respectively. [1]

We attribute these results to a steady increase in short-term interest rates as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. To pursue its goal, the fund invests at least 80% of its assets in short-term municipal obligations that provide income exempt from federal income tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund may invest up to 20% of its total assets in taxable money market securities, such as U.S. government obligations, bank and corporate obligations and commercial paper.

What other factors influenced the fund's performance?

As it has since June 2004, when the overnight federal funds rate stood at just 1%, the Fed continued to raise short-term interest rates throughout the reporting period. As a result, the federal funds rate ended the reporting period at 4.5%, its highest level in nearly five years, as the Fed maintained its efforts to fight potential inflationary pressures in a recovering economy.

However, the sustainability of the economic recovery came into question when the reporting period began,

just after Hurricane Katrina made landfall along the Gulf Coast. In the aftermath of Katrina and two subsequent major hurricanes, some analysts expected the Fed to pause in its credit-tightening campaign to assess the storms' economic impact. Still, the Fed remained on course, increasing the federal funds rate by 25 basis points at each of four meetings of its Federal Open Market Committee held during the reporting period.

Although the U.S. economy grew at an unexpectedly weak 1.6% annualized rate during the fourth quarter of 2005, most investors attributed the lethargic showing to temporary factors. In addition, investors were encouraged by strong employment data released during the first two months of 2006, including a drop in the unemployment rate to 4.9%. These statistics appeared to confirm that the U.S. economy remained on solid footing, and that rising interest rates and the Gulf Coast hurricanes apparently did not offset ongoing strength in broad sectors of the economy.

Tax-exempt money market instruments also were affected by supply-and-demand influences. While there was less need among municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the conversion of longer-term municipal bonds into their component parts caused the supply of municipal money market securities to rise to record levels in 2005. Yet, the supply of newly issued instruments was readily absorbed by robust demand among investors, including non-traditional market participants such as hedge funds, insurance companies and even foreign investors.

Because of these supply-and-demand forces, yields of shorter-dated tax-exempt money market securities tended to rise more sharply than longer-dated securities, causing yield differences along the tax-exempt yield curve to narrow. By the end of the reporting period, there was little difference in the yields provided by tax-exempt securities with maturities between six months and four years. As a result, investors continued to focus primarily on instruments maturing in six months or less.

In this environment, we set the fund's weighted average maturity in a range we considered slightly longer than industry averages. We focused primarily on variable-rate demand notes on which yields are reset daily or weekly. To achieve a modestly long weighted average maturity, we complemented these floating-rate holdings with commercial paper, municipal notes and seasoned municipal bonds with fairly short maturities.

What is the fund's current strategy?

With the retirement of Fed Chairman Alan Greenspan on January 31 and the appointment of his successor, Ben Bernanke, investors currently are facing a degree of uncertainty regarding future Fed policy. However, the Fed has suggested that it is ready to give greater weight to current economic data at upcoming meetings and, as of the reporting period's end, the futures market appeared to indicate that two or more additional short–term rate hikes are likely.

Therefore, we have continued to maintain the fund's focus on tax-exempt securities with relatively short maturities. In our judgment, this strategy should help the fund earn competitive levels of current income while giving us the liquidity we need to capture potentially higher yields as they became available. However, we are prepared to adjust our strategies should we see more concrete signs that short-term interest rates have peaked. As of March 15, 2006, John F. Flahive became a co-primary portfolio manager of the fund.

March 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can esti-mate how these expenses affect your investment and compare them with the expenses of the funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2006

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.55	$ 2.85
Ending value (after expenses)	$1,019.00	$1,017.80
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.60	$ 2.79
Ending value (after expenses)	$1,012.70	$1,011.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guide-lines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.56	$ 2.86
Ending value (after expenses)	$1,023.26	$1,021.97
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.61	$ 2.81
Ending value (after expenses)	$1,023.21	$1,022.02

† *Expenses are equal to the Mellon Money Market Fund annualized expense ratio of .31% for Class M and .57% for Investor Class and Mellon National Municipal Money Market Fund, .32% for Class M and .56% for Investor Class, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Money Market Fund

Bond Anticipation Notes—1.2%	Principal Amount ($)	Value ($)	Commercial Paper (continued)	Principal Amount ($)	Value ($)
Camden County Improvement Authority 4.16%, 8/3/2006 (cost $9,300,000)	9,300,000	**9,300,000**	General Electric Co., Discount Notes 4.49%-4.65%, 3/8/2006-5/18/2006	35,000,000	34,877,424
			HBOS Treasury Services PLC, Discount Notes 4.40%, 3/17/2006	35,000,000	34,931,556
Negotiable Bank Certificates of Deposit—14.2%			ING (US) Funding LLC, Discount Notes 4.65%, 6/14/2006	36,000,000	35,511,750
BNP Paribas NY (Yankee) 4.25%, 8/30/2006	14,700,000	14,663,779	Oakland Alameda County Coliseum Authority 4.55%, 3/15/2006	30,000,000	30,000,000
Deutsche Bank AG 5.03%, 11/27/2006	19,200,000	19,200,306	Rabobank Nederland, Discount Notes 4.48%, 3/2/2006	36,000,000	35,995,520
Royal Bank of Scotland PLC (Yankee) 4.76%-4.81%, 11/14/2006-1/16/2007	15,400,000	15,406,848	Salvation Army 4.70%-4.75%, 3/30/2006-6/12/2006	26,845,000	26,845,000
Societe Generale (Yankee) 4.90%, 11/7/2006	20,000,000	20,000,000	Santa Clara California, Discount Notes 4.62%, 6/2/2006	17,032,000	16,828,723
Toronto-Dominion Bank NY 3.67%, 6/13/2006	5,300,000	5,284,927	Societe Generale N.A. Inc., Discount Notes 4.38%, 3/6/2006	15,000,000	14,990,885
Wells Fargo Bank, NA 4.42%, 3/20/2006	35,000,000	35,000,000	UBS AG, Discount Notes 4.48%, 3/9/2006	20,000,000	19,980,089
Total Negotiable Bank Certificates of Deposit (cost $109,555,860)		**109,555,860**	**Total Commercial Paper** (cost $496,743,620)		**496,743,620**
Commercial Paper—64.4%			**Mandatory Demand Notes—.6%**		
AIG Funding Inc., Discount Notes 4.49%, 3/7/2006	35,000,000	34,973,808	Grand Prairie Texas Sports Facility Development Corp. Inc. 4.30%, 9/15/2006 (cost $4,605,000)	4,605,000	**4,605,000**
Alaska Housing Finance Corp., Discount Notes 4.52%, 3/9/2006	15,180,000	15,164,751			
American Express Credit Corp. 4.48%, 3/1/2006	35,000,000	35,000,000	**Variable Rate Demand Notes—17.2%**		
Banco Santander, Discount Notes 4.52%, 3/23/2006	36,000,000	35,900,560	Bochasanwasi Shree Akshar Purushottam Swaminaryan Sanstha 4.67%, 3/7/2006	6,000,000 [b]	6,000,000
DEPFA BANK PLC, Discount Notes 4.41%-4.55%, 5/18/2006-7/5/2006	35,000,000 [a]	34,570,025	Cleveland Ohio Airport System 4.56%, 3/7/2006	15,255,000 [b]	15,255,000
Dexia Credit Locale, Discount Notes 4.50%, 3/23/2006	36,000,000	35,901,000			
Duke University, Discount Notes 4.56%, 4/3/2006	20,509,000	20,423,272			
Fortis Bank, Discount Notes 4.43%, 4/5/2006	35,000,000	34,849,257			

Mellon Money Market Fund (continued)

Variable Rate Demand Notes (continued)	Principal Amount ($)	Value ($)
Eskaton Lodge Granite 4.60%, 3/1/2006	7,000,000 [b]	7,000,000
General Secretariat OAS 4.60%, 3/7/2006	4,370,000 [b]	4,370,000
Mullenix–St. Charles Properties LP 4.57%, 3/7/2006	7,000,000 [b]	7,000,000
New Jersey Economic Development Authority 4.55%, 3/7/2006	13,300,000 [b]	13,300,000
New York State Dormitory Authority 4.56%, 3/7/2006	9,500,000 [b]	9,500,000
New York State Finance Agency 4.56%, 3/7/2006	4,000,000 [b]	4,000,000
New York State Housing Finance Agency 4.55%, 3/7/0006	20,000,000 [b]	20,000,000
Pitney Road Partners 4.61%, 3/7/2006	6,300,000 [b]	6,300,000
Sacramento County, CA 4.56%, 3/7/2006	14,400,000 [b]	14,400,000
Tulsa Oklahoma Airport Improvement Trust 4.61%, 3/7/2006	17,150,000 [b]	17,150,000
Washington State Housing Finance Commission 4.60%-4.62%, 3/1/2006	8,585,000 [b]	8,585,000
Total Variable Rate Demand Notes (cost $132,860,000)		**132,860,000**

Repurchase Agreements–2.5%	Principal Amount ($)	Value ($)
J.P. Morgan Securities, 4.46%, dated 2/28/2006, due 3/1/2006 in the amount of $19,302,391 (fully collateralized by $19,637,000 U.S. Treasury Notes, 3.50%, due 11/15/2006, value $19,686,093) (cost $19,300,000)	19,300,000	**19,300,000**

Total Investments (cost $772,364,480)	**100.1%**	**772,364,480**
Liabilities, Less Cash and Receivables	**(.1%)**	**(949,208)**
Net Assets	**100.0%**	**771,415,272**

[a] *Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be sold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $34,570,025 or 4.5% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)
Banking	51.0
Finance	9.1
Housing	7.1
Insurance	4.5
Education	3.9
Industrial Revenue	3.9
Brokerage	2.5
Other	18.1
	100.1

† *Based on net assets.*

See notes to financial statements.

Mellon National Municipal Money Market Fund

Tax Exempt Investments—100.0%	Principal Amount ($)		Value ($)
Alabama—2.6%			
Birmingham-Carraway Special Care Facilities Financing Authority, Health Care Facilities Revenue (Carraway Methodist Hospitals) 3.20% (LOC; Amsouth Bank)	4,500,000	a	4,500,000
Daphne-Villa Mercy Special Care Facilities Financing Authority, Health Care Facilities Revenue (Mercy Medical Project) 3.18% (LOC; Amsouth Bank)	4,100,000	a	4,100,000
Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) 3.20% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	10,000,000	a	10,000,000
Arizona—.6%			
Maricopa County Industrial Development Authority, MFHR (Gran Victoria Housing LLC Project) 3.18% (Insured; FNMA)	3,900,000	a	3,900,000
Arkansas—.5%			
Arkansas Development Finance Authority, Revenue (Higher Education Capital Asset Program) 3.20% (Insured; FGIC and Liquidity Facility; Citibank NA)	3,500,000	a	3,500,000
Colorado—13.3%			
Castlewood Ranch Metropolitan District, GO:			
3.41%, 12/1/2006 (LOC; U.S. Bank NA)	6,250,000		6,250,000
Refunding 3.45%, 12/1/2006 (LOC; U.S. Bank NA)	3,300,000		3,300,000
Central Platte Valley Metropolitan District, GO 3.41%, 12/1/2006 (LOC; U.S. Bank NA)	2,500,000		2,500,000
Colorado Educational and Cultural Facilities Authority, Revenue:			
(National Jewish Federal Bond Program) 3.01% (LOC; National City Bank)	1,400,000	a	1,400,000
Student Housing Facilities (Campus Village Apartments Project) 3.18% (LOC; Citibank NA)	22,865,000	a	22,865,000
Colorado (continued)			
Colorado Health Facilities Authority, Health Care Facilities Revenue (Exempla Inc.) 3.09% (LOC; U.S. Bank NA)	9,455,000	a	9,455,000
Commerce City-Northern Infrastructure General Improvement District, GO:			
3.21% (LOC; U.S. Bank NA)	6,150,000	a	6,150,000
Refunding 3.23% (LOC; U.S. Bank NA)	9,000,000	a	9,000,000
Pinery West Metropolitan District Number 2, GO 3.23%, 11/1/2006 (LOC; U.S. Bank NA)	10,015,000		10,015,000
Westminster Economic Development Authority, Tax Increment Revenue (North Huron Urban Renewal) 3.20% (LOC; DEPFA Bank PLC)	22,650,000	a	22,650,000
District of Columbia—1.3%			
District of Columbia, CP 3.20%, 5/2/2006 (LOC; JPMorgan Chase Bank)	9,000,000		9,000,000
Florida—4.1%			
Broward County Housing Finance Authority, MFHR, Refunding (Waters Edge Project) 3.18% (Insured; FNMA)	6,740,000	a	6,740,000
Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue:			
(Housing Project) 3.28%, 2/1/2007 (LOC; Wachovia Bank)	8,000,000		8,000,000
(Parking Project) 3.28%, 2/1/2007 (LOC; Wachovia Bank)	6,000,000		6,000,000
Sunshine State Governmental Financing Commission, Revenue 3.17% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	8,000,000	a	8,000,000
Georgia—13.2%			
Atlanta, Water and Wastewater Revenue 3.20% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,800,000	a	3,800,000

Mellon National Municipal Money Market Fund

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
Georgia (continued)			
Burke County Development Authority, PCR (Oglethorpe Power Corp.) 3.20% (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	12,320,000	a	12,320,000
Clayton County Housing Authority, MFHR, Refunding (Chateau Forest Apartments) 3.24% (Insured; FSA and Liquidity Facility; Societe Generale)	6,530,000	a	6,530,000
Conyers-Rockdale-Big Haynes Impoundment Authority, Revenue 3.18% (Insured; FSA and Liquidity Facility; Wachovia Bank)	7,200,000	a	7,200,000
Dekalb County Housing Authority, MFHR, Refunding (Wood Terrace Apartment Project) 3.22% (Insured; FNMA)	15,935,000	a	15,935,000
Marietta Housing Authority, MFHR, Refunding (Summit) 3.20% (Insured; FNMA)	4,900,000	a	4,900,000
Metropolitan Atlanta Rapid Transportation Authority, CP, Sales Tax Revenue 3.16%, 6/1/2006 (LOC; Dexia Credit Locale)	20,000,000		20,000,000
Municipal Electric Authority of Georgia, CP 3.04%, 3/6/2006 (LOC: Bayerische Landesbank, Wachovia Bank and Westdeutsche Landesbank)	21,627,000		21,627,000
Idaho—.9%			
Idaho Health Facilities Authority, Health Care Facilities Revenue (Aces-Pooled Financing Program) 3.08% (LOC; U.S. Bank NA)	6,000,000	a	6,000,000
Illinois—15.0%			
Illinois, GO 3.23%	4,000,000	a	4,000,000
Illinois Development Finance Authority:			
Health Care Facilities Revenue (Provena Health) 3.17% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5,000,000	a	5,000,000
MFHR, Refunding (Orleans-Illinois Project) 3.23% (Insured; FSA and Liquidity Facility; The Bank of New York)	12,000,000	a	12,000,000
Illinois (continued)			
Illinois Educational Facilities Authority, Revenue:			
(Benedictine University Project) 3.22% (LOC; National City Bank)	13,260,000	a	13,260,000
(Columbia College) 3.19% (LOC; Bank of Montreal)	9,705,000	a	9,705,000
Illinois Health Facilities Authority, Revenues:			
(Decatur Memorial Hospital Project) 3.18% (Insured; MBIA and Liquidity Facility; Northern Trust Co.)	5,200,000	a	5,200,000
(Ingalls Memorial Hospital) 3.18% (LOC; Northern Trust Co.)	14,800,000	a	14,800,000
(Revolving Fund Pooled Program) 3.20% (LOC; Bank One)	5,800,000	a	5,800,000
(Rush Presbyterian Saint Luke's Medical Center) 3.22% (LOC; Northern Trust Co.)	3,000,000	a	3,000,000
(Swedish Covenant Hospital) 3.18% (Insured; AMBAC and Liquidity Facility; Northern Trust Co.)	4,900,000	a	4,900,000
Regional Transportation Authority, Sales Tax Revenue, Refunding 3.20% (Liquidity Facility; DEPFA Bank PLC)	27,500,000	a	27,500,000
Kentucky—.6%			
Breckinridge County, LR (Kentucky Association Counties Leasing Trust) 3.18% (LOC U.S. Bank NA)	4,300,000	a	4,300,000
Louisiana—.8%			
Plaquemines Port Harbor and Terminal District, Port Facilities Revenue (International Marine Terminal Project) 2.59%, 3/15/2006 (LOC; KBC Bank)	5,750,000		5,750,000
Maine—.7%			
Finance Authority of Maine, Private Schools Revenue (Foxcroft Academy) 3.20% (LOC; Allied Irish Bank)	4,700,000	a	4,700,000
Massachusetts—5.4%			
Easton, GO Notes, BAN 3.47%, 6/9/2006	10,395,000		10,401,487

Mellon National Municipal Money Market Fund

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
Massachusetts (continued)			
Massachusetts Health and Educational Facilities Authority, Revenue:			
(Capital Asset Program Issue) 3.12% (LOC; Citizens Bank of Massachusetts)	10,300,000	a	10,300,000
(Children's Hospital Issue) 3.17% (Insured; AMBAC and Liquidity Facility; Bank of America)	11,400,000	a	11,400,000
Massachusetts Water Resources Authority, Water Revenue, Refunding 3.19% (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	5,550,000	a	5,550,000
Michigan—1.1%			
Michigan Hospital Finance Authority, Health Care Facilities Revenue (Hospital Equipment Loan Program) 3.18% (LOC; National City Bank)	3,000,000	a	3,000,000
Michigan Municipal Bond Authority, Revenue 3.95%, 8/18/2006	5,000,000		5,024,426
Mississippi—.3%			
Jackson County Port Facility Revenue, Refunding (Chevron USA Inc. Project) 3%	1,900,000	a	1,900,000
New Hampshire—1.1%			
New Hampshire Business Finance Authority, RRR, Refunding (Wheelabrator Concord) 3.20% (LOC; Wachovia Bank)	7,600,000	a	7,600,000
New Jersey—1.4%			
New Jersey, TRAN 3.95%, 6/23/2006	10,000,000		10,036,593
New York—7.3%			
New York City, GO:			
3.12% (LOC; BNP Paribas)	30,000,000	a	30,000,000
3.16% (LOC; BNP Paribas)	20,860,000	a	20,860,000
North Carolina—2.9%			
New Hanover County, HR (New Hanover Regional Medical Center) 3.20% (Insured; FSA and Liquidity Facility; Wachovia Bank)	20,000,000	a	20,000,000
Ohio—5.3%			
Cleveland-Cuyahoga County Port Authority, Culutural Facility Revenue (Cleveland Museum of Art Project) 3.20% (Liquidity Facility; JPMorgan Chase Bank)	20,000,000	a	20,000,000
Cuyahoga County, Hospital Improvement Revenue (Metrohealth System Project) 3.22% (LOC; National City Bank)	17,500,000	a	17,500,000
Pennsylvania—3.8%			
Lehigh County Industrial Development Authority, PCR (Allegheny Electric Cooperative) 3.15% (LOC; Rabobank Nederland)	300,000	a	300,000
Luzerne County Convention Center Authority, Hotel Room Rent Tax Revenue 3.20% (LOC; Wachovia Bank)	7,330,000	a	7,330,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University) 3.23% (LOC; PNC Bank)	3,400,000	a	3,400,000
Westmoreland County Industrial Development Authority, Health System Revenue (Excela Health Project) 3.19% (LOC; Wachovia Bank)	15,655,000	a	15,655,000
South Carolina—1.9%			
Spartanburg County School District Number 001, GO Notes, BAN 5.18%, 11/16/2006	13,000,000		13,188,446

Mellon National Municipal Money Market Fund

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)		Principal Amount ($)	Value ($)
Tennessee—1.8%			**Washington—4.9%**		
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) 3% (LOC; Bank of America)	3,900,000 a	3,900,000	Seattle, Water System Revenue 3.08% (LOC; Bayerische Landesbank)	10,400,000 a	10,400,000
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) 3% (LOC; Bank of America)	8,800,000 a	8,800,000	Snohomish County Public Utility District Number 1, Generation System Revenue, Refunding 3.18% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	15,100,000 a	15,100,000
Texas—7.1%			Washington Public Power Supply System, Electric Power and Light Revenue, Refunding:		
Arlington, Dallas Cowboys Complex Special Obligations Tax-Exempt Special Tax 3.22% (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	2,500,000 a	2,500,000	(Nuclear Project Number 1) 3.18% (LOC; Bank of America)	3,600,000 a	3,600,000
Grand Prairie Sports Facilities Development Corp. Inc., Sales Tax Revenue, Refunding 3.05%, 9/15/2006 (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,375,000	3,375,000	(Nuclear Project Number 3) 3.18% (LOC; JPMorgan Chase Bank)	5,300,000 a	5,300,000
			Wisconsin—2.1%		
Harris County Health Facilities Development Corp., HR (Texas Children's Hospital Project) 3% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	19,600,000 a	19,600,000	Wisconsin Health and Educational Facilities Authority, Health Care Facilities Revenue: (University of Wisconsin Medical Foundation) 3.18% (LOC; ABM-AMRO)	7,900,000 a	7,900,000
Northside Independent School District, GO (Permanent School Funding Guaranteed) 2.80%, 6/15/2006 (LOC; DEPFA Bank PLC)	10,000,000	10,000,000	(Wheaton Franciscan Services Inc. System) 3.19% (LOC; Citibank NA)	7,000,000 a	7,000,000
Texas, TRAN 4.50%, 8/31/2006	10,000,000	10,072,999	**Total Investments** (cost $700,945,951)	**100.0%**	**700,945,951**
Texas Public Finance Authority, CP 3.15%, 6/12/2006	4,400,000	4,400,000	**Cash and Receivables (Net)**	**0.0%**	**303,267**
			Net Assets	**100.0%**	**701,249,218**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation	**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company	**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
BPA	Bond Purchase Agreement	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CGIC	Capital Guaranty Insurance Company		
CIC	Continental Insurance Company	**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty	**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation	**PCR**	Pollution Control Revenue
COP	Certificate of Participation	**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper	**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue	**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes	**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract	**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	92.5
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	4.6
Not Rated [c]		Not Rated [c]		Not Rated [c]	2.9
					100.0

† *Based on total investments.*

a *Securities payable on demand. Variable interest rate—subject to periodic change.*

b *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Advisor to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Assets ($):		
Investments in securities−See Statement of Investments †	772,364,480	700,945,951
Interest receivable	1,770,265	2,897,353
Prepaid expenses	25,177	24,818
	774,159,922	**703,868,122**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates−Note 4(b)	100,096	103,890
Due to Administrator−Note 4(a)	77,995	73,919
Cash overdraft due to Custodian	2,509,323	1,537,715
Bank note payable−Note 3	−	840,000
Interest payable−Note 3	−	2,830
Accrued expenses	57,236	60,550
	2,744,650	**2,618,904**
Net Assets ($)	**771,415,272**	**701,249,218**
Composition of Net Assets ($):		
Paid-in capital	771,416,319	701,249,218
Accumulated net realized gain (loss) on investments	(1,047)	−
Net Assets ($)	**771,415,272**	**701,249,218**
Net Asset Value Per Share		
Class M Shares		
Net Assets ($)	770,842,314	701,248,187
Shares Outstanding	770,843,361	701,249,101
Net Asset Value Per Share ($)	**1.00**	**1.00**
Investor Shares		
Net Assets ($)	572,958	1,031
Shares Outstanding	572,958	1,031
Net Asset Value Per Share ($)	**1.00**	**1.00**
† Investments at cost ($)	**772,364,480**	**700,945,951**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 28, 2006 (Unaudited)

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Investment Income ($):		
Interest Income	**14,395,546**	**9,929,205**
Expenses:		
Investment advisory fee–Note 4(a)	522,105	516,692
Administration fee–Note 4(a)	460,219	455,454
Interest expense–Note 3	–	15,909
Professional fees	22,070	27,851
Registration fees	19,508	24,354
Custodian fees–Note 4(b)	17,347	28,251
Trustees' fees and expenses–Note 4(c)	12,855	8,761
Prospectus and shareholders' reports	2,214	3,986
Shareholder servicing costs–Note 4(b)	713	1
Miscellaneous	8,322	13,497
Total Expenses	**1,065,353**	**1,094,756**
Less–expense reduction in custody fees due to earnings credits–Note 2(b)	–	(4,669)
Net Expenses	**1,065,353**	**1,090,087**
Investment Income–Net	**13,330,193**	**8,839,118**
Realized Gain (Loss) on Investments–Note 2(b) ($)	**(451)**	**–**
Net Increase in Net Assets Resulting from Operations	**13,329,742**	**8,839,118**

See notes to financial statements.

	Mellon Money Market Fund		Mellon National Municipal Money Market Fund	
	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):				
Investment income–net	13,330,193	13,617,678	8,839,118	9,692,789
Net realized gain (loss) from investments	(451)	(56)	–	1,288
Net unrealized appreciation (depreciation) on investments	–	–	–	(786)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,329,742**	**13,617,622**	**8,839,118**	**9,693,291**
Dividends to Shareholders from ($):				
Investment income–net:				
Class M Shares	(13,320,245)	(13,610,468)	(8,840,394)	(9,692,775)
Investor Shares	(9,948)	(7,210)	(12)	(14)
Total Dividends	**(13,330,193)**	**(13,617,678)**	**(8,840,406)**	**(9,692,789)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Class M Shares	648,431,126	1,325,177,521	648,615,979	1,152,528,623
Investor Shares	139,555	466,825	–	–
Dividends reinvested:				
Class M Shares	19	24	13	143,750
Investor Shares	9,948	7,255	12	14
Cost of shares redeemed:				
Class M Shares	(556,157,861)	(1,118,330,648)	(560,741,262)	(1,028,224,224)
Investor Shares	(216,461)	(46,696)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**92,206,326**	**207,274,281**	**87,874,742**	**124,448,163**
Total Increase (Decrease) In Net Assets	**92,205,875**	**207,274,225**	**87,873,454**	**124,448,665**
Net Assets ($):				
Beginning of Period	679,209,397	471,935,172	613,375,764	488,927,099
End of Period	**771,415,272**	**679,209,397**	**701,249,218**	**613,375,764**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

		Class M Shares		
	Six Months Ended		Year Ended August 31,	
	February 28, 2006			
Mellon Money Market Fund	(Unaudited)	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income—net	.019	.023	.008	.002
Distributions:				
Dividends from investment income—net	(.019)	(.023)	(.008)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.83[b]	2.30	.82	.76[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.31[b]	.31	.33	.36[b]
Ratio of net expenses to average net assets	.31[b]	.31	.33	.36[b]
Ratio of net investment income to average net assets	3.83[b]	2.36	.82	.78[b]
Net Assets, end of period ($ x 1,000)	770,842	678,569	471,723	388,979

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

Mellon Money Market Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares		
		Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income—net	.018	.020	.006	.001
Distributions:				
Dividends from investment income—net	(.018)	(.020)	(.006)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.59[b]	2.05	.57	.52[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.57[b]	.57	.64	.62[b]
Ratio of net expenses to average net assets	.57[b]	.57	.64	.62[b]
Ratio of net investment income to average net assets	3.51[b]	2.20	.79	.48[b]
Net Assets, end of period ($ x 1,000)	573	640	213	11

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*

[b] *Annualized.*

See notes to financial statements.

| | Six Months Ended February 28, 2006 | Class M Shares | | |
| | | Year Ended August 31, | | |
Mellon National Municipal Money Market Fund	(Unaudited)	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.013	.017	.007	.002
Distributions:				
Dividends from investment income−net	(.013)	(.017)	(.007)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	2.56[b]	1.68	.70	.64[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.32[b]	.32	.33	.35[b]
Ratio of net expenses to average net assets	.32[b]	.32	.33	.35[b]
Ratio of net investment income to average net assets	2.56[b]	1.68	.71	.62[b]
Net Assets, end of period ($ x 1,000)	701,248	613,375	488,926	265,068

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*

[b] *Annualized.*

See notes to financial statements.

Mellon National Municipal Money Market Fund	Six Months Ended February 28, 2006 (Unaudited)	Investor Shares		
		Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income–net	.011	.014	.005	.001
Distributions:				
Dividends from investment income–net	(.011)	(.014)	(.005)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	2.32[b]	1.43	.45	.36[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.57[b]	.58	.60	.57[b]
Ratio of net expenses to average net assets	.56[b]	.57	.60	.57[b]
Ratio of net investment income to average net assets	2.33[b]	1.38	.58	.48[b]
Net Assets, end of period ($ x 1,000)	1	1	1	1

[a] From June 2, 2003 (commencement of operations) to August 31, 2003.
[b] Annualized.
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified money market funds: Mellon Money Market Fund and Mellon National Municipal Money Market Fund (each, a "fund" and collectively, the "funds"). Mellon Money Market Fund investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Mellon National Municipal Money Market Fund investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and

the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized gains or losses on investments are allocated to each Class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Trust's Board to represent the fair value of the fund's investments.

It is the funds' policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Repurchase agreements: The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare dividends daily from investment income–net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the Mellon Money Market Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. It is the policy of the Mellon National Municipal Money Market Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

The Mellon Money Market Fund has an unused capital loss carryover of $596 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2005. If not applied, $540 of the carryover expires in fiscal 2012 and $56 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005 were all ordinary income for the Mellon Money Market Fund and all tax exempt income for the Mellon National Municipal Money Market Fund. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Bank Line of Credit

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2006, the Mellon Money Market Fund did not borrow under the line of credit.

The average daily amount of borrowings outstanding for Mellon National Municipal Money Market Fund during the period ended February 28, 2006 was approximately $693,800 with a related weighted average annualized interest rate of 4.62%.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .15% of the Mellon Money Market Fund and .15% of the Mellon National Municipal Money Market Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
In excess of $6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 1** summarizes the amounts Investor shares were charged during the period ended February 28, 2006, pursuant to the Shareholder Services Plan.

Table 1.

Mellon Money Market Fund	$708
Mellon National Municipal Money Market Fund	$ 1

The funds compensate Mellon Bank under a Custody Agreement for providing custodial services for the funds. **Table 2** summarizes the amounts the funds were charged during the period ended February 28, 2006, pursuant to the custody agreements.

Table 2.

Mellon Money Market Fund	$17,347
Mellon National Municipal Money Market Fund	$28,251

During the period ended February 28, 2006, each fund was charged $1,911 for services performed by the Chief Compliance Officer.

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

(c) Effective January 1, 2006, each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses.

The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000. Between September 13, 2004 and December 31, 2005, the Trust paid its Board members an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and reimbursed them for travel and out-of-pocket expenses.

Table 3.

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custody Fees ($)	Chief Compliance Officer Fees ($)
Mellon Money Market Fund	89,306	109	9,089	1,592
Mellon National Municipal Money Market Fund	89,757	–	12,541	1,592

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The funds file their complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.